40-33

811-21502

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE BEACON STREET
BOSTON, MASSACHUSETTS 02108-3194

TEL: (617) 573-4800
FAX: (617) 573-4822
www.skadden.com

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June 19, 2007


SEC MAIL
PROCESSING
RECEIVED
JUN 19 2007
WASH, D.C.
161
SECTION

VIA HAND DELIVERY

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: ***RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership, et al. C.A. No. 06-04054 (Mass. Super. Ct.)***

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, I hereby file on behalf of RMR Hospitality and Real Estate Fund copies of the following documents filed with the Massachusetts Superior Court in the above matter:

1. Denial of Defendants' Motion to Dismiss for Lack of Personal Jurisdiction;
2. A printout of the docket in the above referenced matter, which includes an entry on May 31, 2007 noting the denial of the Defendants' Motion to Dismiss for Lack of Personal Jurisdiction;
3. Plaintiff's Amended Complaint; and
4. Defendants' Notice of Filing of Notice of Removal and accompanying Notice of Removal.

Very truly yours,

Vern D. Larkin /M.O.I

Vern D. Larkin

Enclosures
cc: James M. Curtis





07053582

14 A

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT
DEPARTMENT OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND,

Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP; OPPORTUNITY PARTNERS LIMITED PARTNERSHIP; FULL VALUE PARTNERS LIMITED PARTNERSHIP; OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP; KIMBALL & WINTHROP, INC.; FULL VALUE ADVISORS, LLC; SPAR ADVISORS LLC; PHILLIP GOLDSTEIN; and JOHN DOES NUMBER 1-500,

Defendants.

Civil Action No. MICV2006-04054

DEFENDANTS' MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION

Pursuant to Rule 12(b)(2) of the Massachusetts Rules of Civil Procedure, defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC and Phillip Goldstein hereby move this Court for the entry of an Order dismissing them from this action for lack of personal jurisdiction. In support of this motion, defendants submit the accompanying memorandum of law and the Declaration of Phillip Goldstein.

Dated: December 13, 2006

Respectfully submitted,



Thomas G. Shapiro BBO #454680
Theodore M. Hess-Mahan BBO #557109
Shapiro Haber & Urmy LLP
53 State Street
Boston, MA 02109
(617) 439-3939

Gregory E. Keller
Chitwood Harley Harnes LLP
11 Grace Avenue, Suite 306
Great Neck, New York 11021
(516) 773-6090

Counsel for Defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC and Phillip Goldstein

CERTIFICATE OF SERVICE

I hereby certify that a true copy of the foregoing document was served upon the attorney of record for each other party by mail on December 13, 2006.



Telephone:	617-482-0600	**Tel Ext:**	
Fascimile:	617-482-0604	**Representing:**	Overstreet, Tr, Adrian (Plaintiff/Intervenor)

Attorney Involved:		**Firm Name:**	ADLE02
Last Name:	Birke	**First Name:**	Brian R
Address:	175 Federal Street	**Address:**	12th Floor
City:	Boston	**State:**	MA
Zip Code:	02110	**Zip Ext:**	2890
Telephone:	617-482-0600	**Tel Ext:**	
Fascimile:	617-482-0604	**Representing:**	Overstreet, Tr, Adrian (Plaintiff/Intervenor)

Calendar Events

4 Calendar Events for Docket: MICV2006-04054

No.	Event Date:	Event Time:	Calendar Event:	SES:	Event Status:
1	03/22/2007	14:00	Motion/Hearing: Rule12 to Dismiss	A	Event rescheduled by court pric date
2	04/26/2007	14:00	Motion/Hearing: Rule12 to Dismiss	A	Event rescheduled by court pric date
3	04/26/2007	14:00	Motion/Hearing: miscellaneous	A	Event not reached by Court
4	05/21/2007	14:00	Motion/Hearing: Rule12 to Dismiss	A	Event held--Under Advisement

Full Docket Entries

65 Docket Entries for Docket: MICV2006-04054

Entry Date:	Paper No:	Docket Entry:
11/13/2006	1	Complaint & civil action cover sheet filed
11/13/2006		Origin 1, Type D13, Track A.
11/13/2006	2	Plaintiff RMR Hospitality and Real Estate Fund's MOTION for
11/13/2006	2	appointment of special process server Beacon Hill Research, Inc., or
11/13/2006	2	its agents. Allowed. (Murphy, J.) copy given in hand
11/21/2006	3	SERVICE RETURNED: Phillip Goldstein(Defendant) 11/13/06 served at 60
11/21/2006	3	Heritage Drive, Pleasantville, NY 10570

11/21/2006	4	SERVICE RETURNED: Bulldog Investors General Partnership(Defendant)
11/21/2006	4	11/13/06 served at 60 Heritage Drive, Pleasantville, NY 10570
11/21/2006	5	SERVICE RETURNED: Opportunity Partners Limited Partnership(Defendant)
11/21/2006	5	11/13/06 served at 60 Heritage Drive, Pleasantville, NY 10570
11/21/2006	6	SERVICE RETURNED: Full Value Partners Limited Partnership(Defendant)
11/21/2006	6	11/13/06 served at 60 Heritage Drive, Pleasantville, NY 10570
11/21/2006	7	SERVICE RETURNED: Opportunity Income Plus Fund Limited
11/21/2006	7	partnership(Defendant) 11/13/06 served at 60 Heritage Drive,
11/21/2006	7	Pleasantville, NY 10570
11/21/2006	8	SERVICE RETURNED: Kimball & Winthrop, Inc.(Defendant) 11/13/06 served
11/21/2006	8	at 60 Heritage Drive, Pleasantville, NY 10570
11/21/2006	9	SERVICE RETURNED: Full Value Advisors, LLC(Defendant) 11/13/06 served
11/21/2006	9	at 60 Heritage Drive, Pleasantville, NY 10570
11/21/2006	10	SERVICE RETURNED: Spar Advisors, LLC(Defendant) 11/13/06 served at 60
11/21/2006	10	Heritage Drive, Pleasantville, NY 10570
11/30/2006	11	Assented To MOTION For Order Setting Briefing Schedule For
11/30/2006	11	Defendants' Motion To Dismiss The Complaint
11/30/2006	12	MOTION For Admission Pro Hac Vice Of Gregoy E.Keller; and Declaration
11/30/2006	12	Of Gregory E.Keller In Support.
12/11/2006		Motion (P#11) ALLOWED (Ernest B. Murphy, Justice) notices mailed
12/11/2006		12/11/2006
01/10/2007	12	Letter to Court from Atty Jane Willis (Ropes & Gray)
01/18/2007	13	Letter to the Court, Hopkins, J, from Atty Theodore M Hess-Mahan
01/18/2007	13	requesting leave to serve and file a reply memorandum to plff's
01/18/2007	13	opposition to defts' motion to dismiss pursuant to 12(b)(2)
01/30/2007	14	Defendants' MOTION To Dismiss For Lack Of Personal Jurisdiction;
01/30/2007	14	Defendants Memo In Support; Declaration Of Phillip Goldstein In
01/30/2007	14	Support; Plaintiff's Opposition; Affidavit Of Thomas M.O'Brien In
01/30/2007	14	Support; Affidavit Of Brendan Hickey; Defendants' Reply Memo In
01/30/2007	14	Further Support; Supplemental Declaration Of Phillip Goldstein In
01/30/2007	14	Support; and Defendants' Request For Hearing.
01/30/2007	15	Defendants' MOTION To Strike The Affidavit Of Brendan Hickey and
01/30/2007	15	Portions Of Thomas O'Brien Affidavit; Defendants' Memo In Support;
01/30/2007	15	Supplemental Affidavit Of Thomas M.O'Brien In Support Of RHR's
01/30/2007	15	Opposition to Defendant's Motion To Dismiss (Re#14) and In Opposition
01/30/2007	15	To Defendant's Motion To Strike; Plaintiff's Sur-Reply In Opposition
01/30/2007	15	To Defendatn's Motion To Dismiss Re#14) and Its Opposition To
01/30/2007	15	Defendants' Motion To Strike.
02/07/2007	16	Letter to Court from Atty Theodore M Hess-Mahan
02/08/2007	17	Court received correspondence from plaintiff counsel, Jane E. Willis,
02/08/2007	17	Esq.

02/09/2007		Motion (P#12) ALLOWED (Murphy, J.) dated 02/08/07, entered on docket
02/09/2007		and notices mailed 02/09/07
03/09/2007	18	MOTION For Leave To Withdraw Appearance Of Thomas G.Shapiro For
03/09/2007	18	Defendans
03/22/2007	19	Second supplemental declaration of Phillip Goldstein (Defendant)
03/26/2007	20	MOTION for leave To Intervene, Bulldog's Memorandum of Law In
03/26/2007	20	Opposition to the Motion For Leave to Intervene by Adrian Overstreet
03/27/2007		Motion (P#18) ALLOWED without opposition (Merita A. Hopkins, Justice)
03/27/2007		dated 03/26/07, entered on docket and notices mailed 03/27/07
05/30/2007		Motion (P#15) DENIED. By the Court (Christine M. McEvoy, Justice)
05/30/2007		notices mailed 5/30/2007
05/30/2007		After hearing, motion (P#20) ALLOWED in my discretion. By the Court
05/30/2007		(Christine M. McEvoy, Justice) notices mailed 5/30/2007
05/31/2007		Re: (P#14) - After hearing, defendants' motion is hereby DENIED as
05/31/2007		plaintiffs have made a prima facie showing of personal jurisdiction
05/31/2007		sufficient to satisfy both the United States Constitution Due Process
05/31/2007		Clause and the Mass Long Arm Statute MGL c 223A, sec 3(a);

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND,

Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP;
OPPORTUNITY PARTNERS LIMITED PARTNERSHIP;
FULL VALUE PARTNERS LIMITED PARTNERSHIP;
OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP;
KIMBALL & WINTHROP, INC.;
FULL VALUE ADVISORS, LLC;
SPAR ADVISORS, LLC;
STEADY GAIN PARTNERS, LP;
BJS MANAGEMENT LLC;
MERCURY PARTNERS, LP;
GSG CAPITAL ADVISORS, LLC;
CALAPASAS INVESTMENT PARTNERSHIP NO. 1, LP;
CALAPASAS INVESTMENT PARTNERSHIP NO. 2, LP;
KLEIN, BOGAKOS & ROBERTSON, CPAs, INC.;
SAMUELS ASSET MANAGEMENT, INC.;
PHILLIP GOLDSTEIN;
STEVEN SAMUELS; and
JOHN DOES NUMBER 10-500,

Defendants.

Civil Action No.: 06-4054-A

AMENDED COMPLAINT

1. This is an action for declaratory judgment and specific performance by Plaintiff RMR Hospitality and Real Estate Fund ("RHR"), a mutual fund organized as a Massachusetts

business trust, to enforce provisions of its Agreement and Declaration of Trust (the "Trust Agreement") and to recover its damages and attorneys' fees caused by the Defendants' unfair and deceptive business practices.

2. RHR's Trust Agreement provides that, with certain exceptions, no person or group of persons acting together may own more than 9.8% of RHR's outstanding shares. This ownership restriction, which RHR has repeatedly and publicly disclosed, limits the ability of a shareholder to acquire control of RHR or force RHR to act in a manner inconsistent with its investment objectives. It also enables RHR to comply with restrictions imposed by companies in which RHR invests under applicable tax laws. Notwithstanding this restriction, Bulldog Investors General Partnership and its affiliates ("Bulldog") acquired approximately 14% of RHR's outstanding shares. As a result, on November 13, 2006, RHR filed this action seeking a declaratory judgment that Bulldog's ownership of RHR shares was in violation of the Trust Agreement, and that RHR may take corrective action as permitted by the Trust Agreement.

3. In an effort to delay this action so that it could continue with its threat of launching a proxy contest, Bulldog moved to dismiss this case for lack of personal jurisdiction. While that motion was pending, Bulldog disclosed that it had sold a portion of its RHR shares, and that it purportedly no longer owns more than the 9.8% limit. Bulldog refuses, however, to comply with the Trust Agreement's requirement that it remit the dividends and other profits it received from its ownership of these excess shares or to provide other information required to confirm whether Bulldog is in compliance with the Trust Agreement. As a result of Bulldog's continued refusal to comply with RHR's Trust Agreement, RHR brings this Amended Complaint seeking the relief it requested in the original complaint, as well as an order of specific performance requiring Bulldog (1) to remit the dividends and profits it received from its

ownership or sale of shares in excess of the 9.8% limit; (2) to surrender shares still held by Bulldog and those in concert with Bulldog in excess of the 9.8% limit; and (3) to provide a full accounting of those amounts, as well as information regarding purchases and sales of RHR shares by Bulldog and those acting in concert with Bulldog. RHR also asserts a claim under Massachusetts General Laws Chapter 93A based on Bulldog's unfair and deceptive acts directed at RHR.

4. RHR named John Does 1-500 in its original Complaint because, despite inquiry, RHR was unable to determine all the other persons and entities acting with Bulldog in violating the Trust Agreement. On information and belief, RHR has now identified nine such persons or entities, and has named them as additional defendants in this Amended Complaint.

The Parties

5. Plaintiff RHR is a Massachusetts business trust with its principal place of business in Newton, Massachusetts. RHR's membership interests, or common shares, are traded on the American Stock Exchange. RHR has several thousand shareholders, including residents of Massachusetts, New York, New Jersey, Delaware, Ohio and other states.

6. Defendant Bulldog is a general partnership with a principal place of business at 60 Heritage Drive, Pleasantville, New York. On information and belief, Bulldog sometimes claims to have a principal place of business at Park 80 West-Plaza Two, Saddle Brook, New Jersey. Despite inquiry, the jurisdiction under whose laws Bulldog has been organized remains ambiguous, but RHR believes and alleges Bulldog exists as a creature of New York or Ohio law.

7. Defendant Opportunity Partners Limited Partnership ("Opportunity Fund") is an Ohio limited partnership. On information and belief, Opportunity Fund's principal place of business is 60 Heritage Drive, Pleasantville, New York.

8. Defendant Full Value Partners Limited Partnership ("Full Value Fund") is a Delaware limited partnership. On information and belief, Full Value Fund's principal place of business is at Park 80 West-Plaza Two, Saddle Brook, New Jersey.

9. Defendant Opportunity Income Plus Fund Limited Partnership ("Opportunity Plus Fund") is a Delaware limited partnership. On information and belief, Opportunity Plus Fund's principal place of business is at Park 80 West-Plaza Two, Saddle Brook, New Jersey.

10. Defendant Kimball & Winthrop, Inc. is an Ohio corporation with a principal place of business at 60 Heritage Drive, Pleasantville, New York or at Park 80 West-Plaza Two, Saddle Brook, New Jersey.

11. Defendant Full Value Advisors, LLC ("Full Value Advisors") is a New Jersey limited liability company with a principal place of business at 60 Heritage Drive, Pleasantville, New York or at Park 80 West-Plaza Two, Saddle Brook, New Jersey.

12. Defendant Spar Advisors, LLC ("Spar Advisors") is a New York limited liability company. On information and belief, Spar Advisors's principal place of business is at 60 Heritage Drive, Pleasantville, New York or at Park 80 West-Plaza Two, Saddle Brook, New Jersey.

13. Defendant Steady Gain Partners, LP ("Steady Gain") is a Delaware limited partnership. On information and belief, Steady Gain's principal place of business is at 10 Wenwood Drive, Brookville, New York.

14. Defendant BJS Management, LLC ("BJS") is a New York limited liability company. On information and belief, BJS's principal place of business is at 10 Wenwood Drive, Brookville, New York.

15. Defendant Mercury Partners, LP ("Mercury") is a limited partnership. On information and belief, Mercury's principal place of business is at 2308 Camino Robledo, Carlsbad, California. Despite inquiry, RHR has been unable to determine the jurisdiction under whose laws Mercury has been organized.

16. Defendant GSG Capital Advisors, LLC ("GSG") is a California limited liability company. On information and belief, GSG's principal place of business is at 2308 Camino Robledo, Carlsbad, California.

17. Defendant Calapasas Investment Partnership No. 1, LP ("Calapasas One") is a California limited partnership. On information and belief, Calapasas One's principal place of business is at 2800 28th Street, Suite 160, Santa Monica, California.

18. Defendant Calapasas Investment Partnership No. 2, LP ("Calapasas Two") is a California limited partnership. On information and belief, Calapasas Two's principal place of business is at 2800 28th Street, Suite 160, Santa Monica, California.

19. Defendant Klein, Bogakos & Robertson, CPAs, Inc. ("Klein") is a California corporation. On information and belief, Klein's principal place of business is at 2800 28th Street, Suite 160, Santa Monica, California or 12322 Euening Drive, Los Angeles, CA 90064.

20. Defendant Samuels Asset Management, Inc. is a California corporation. On information and belief, Samuels Asset Management's principal place of business is at 72 Coleytown Road, Westport, Connecticut or at 60 Heritage Drive, Pleasantville, New York.

21. Defendant Phillip Goldstein ("Goldstein") is an individual who resides at 60 Heritage Drive, Pleasantville, New York.

22. Defendant Steven Samuels ("Samuels") is an individual who resides at 72 Coleytown Road, Westport, Connecticut.

23. Defendants John Does number ten to 500 are individuals and entities which are partners of one or more of the Defendants, or are acting together with Bulldog and Goldstein regarding the subject matter of this complaint, but whose identities are not yet known.

Jurisdiction and Venue

24. This Court has jurisdiction over the parties pursuant to Mass. Gen. Laws. ch. 223A, § 3, including, without limitation, § 3(a).

25. Venue properly lies in this Court pursuant to Mass. Gen. Laws. ch. 223, § 1.

Relevant Facts

RMR Hospitality and Real Estate Fund ("RHR")

26. RHR is a closed end mutual fund which invests primarily in hospitality and real estate securities including real estate investment trusts (REITs). RHR was formed in January 2004, when its Trust Agreement was executed and filed with the Massachusetts Secretary of State. A copy of the Trust Agreement is attached as Exhibit A.

27. RHR is registered as an investment company under the Investment Company Act of 1940 (the "1940 Act"). RHR is managed by a board of trustees, officers appointed by its board of trustees and by RMR Advisors, Inc., a Massachusetts corporation which is a registered mutual fund adviser under the federal Investment Advisers Act (the "Advisers Act").

28. A closed end mutual fund like RHR differs from the more common open end mutual fund in several important ways. Both take capital contributed by shareholders and invest it in securities. In an open end fund, investors buy their shares from the fund and can tender shares to the fund for redemption. An open end mutual fund continuously offers to sell additional shares or redeem outstanding shares at a price that is based on the current "net asset value." Net asset value is the total market value of the fund's investments divided by the number of the fund's shares outstanding. The total assets of an open end fund rise or fall, depending on

whether investors purchase or redeem shares, and depending on the performance of the fund's investments.

29. Investors in a closed end mutual fund, on the other hand, purchase their shares in an initial public offering by the fund or from other shareholders in market transactions. A closed end fund does not regularly sell additional shares or redeem its outstanding shares. Instead, the number of outstanding shares of a closed end mutual fund is fixed and the shares are traded on a securities exchange, much like shares of other publicly owned companies. The assets of a closed end mutual fund are unaffected by the purchase or sale of its shares, and the share price fluctuates according to supply and demand in the public market for the fund's shares.

30. Because a closed end mutual fund is not obligated to redeem shares upon request by shareholders, the fund is normally able to invest a greater amount of its assets in securities that offer long term value or are less liquid. Also because they have a relatively stable amount of assets, closed end mutual funds are better able to use borrowed or leveraged funding to implement an investment program than open end funds, which do not have a stable borrowing base of assets. Since they are better able to use leveraged funding, closed end mutual funds often pay higher dividends than open end mutual funds.

31. The shares of a closed end fund sometimes trade at a share price lower than the fund's net asset value. The difference between a lower price at which closed end mutual fund shares sometimes trade and their net asset value is commonly referred to as the "discount". Similarly, the shares of a closed end mutual fund sometimes trade at a price which is greater than their net asset value, and that difference is commonly referred to as the "premium". Investors in closed end mutual funds expect that their shares may trade at a discount or a premium to net asset value, and it is generally only by coincidence if they trade at net asset value.

32. Because closed end mutual funds generally pay higher dividends but may trade at a discount to net asset value, closed end mutual funds are often considered to be appropriate investments for shareholders who are interested to have high levels of regular income, while open end mutual funds which buy and sell shares at their net asset values are generally considered appropriate investments for shareholders interested in capital gains which reflect market changes in the prices of the shares in which open end mutual funds are invested.

Bulldog and Phillip Goldstein

33. Upon information and belief: (i) Bulldog is a general partnership of Opportunity Fund, Full Value Fund, Opportunity Plus Fund, Kimball and Winthrop, Steady Gain, Mercury, and one or both of Calapasas One and Calapasas Two; (ii) Kimball & Winthrop is the managing partner and investment adviser to Bulldog and Opportunity Fund, and serves as an investment sub-adviser to Steady Gain, Mercury, and one or both of Calapasas One and Calapasas Two; (iii) Full Value Advisors is the general partner and investment adviser to Full Value Fund; (iv) Spar Advisors is the general partner and investment adviser to Opportunity Plus Fund; (v) BJS is the general partner and on information and belief an investment adviser to Steady Gain and has engaged Kimball & Winthrop as a sub-adviser; (vi) GSG is the general partner and on information and belief an investment adviser to Mercury and has engaged Kimball & Winthrop as a sub-adviser; (vii) Klein is the general partner and on information and belief an investment adviser to Calapasas One and Calapasas Two and has engaged Kimball & Winthrop as a sub-adviser; and (vii) Goldstein is a founder and principal of Bulldog, a partner of each of Opportunity Fund, Full Value Fund and Opportunity Plus Fund, at least the 50% owner, President and controlling person of Kimball & Winthrop, and a Managing Member of Full Value Advisors and Spar Advisors.

34. Upon information and belief: (i) Samuels is a founder and principal of Bulldog; (ii) Samuels serves as the primary Bulldog representative for contacts with investors and prospective investors; (iii) Samuels is president of Samuels Asset Management, which owns 9,500 shares of RHR and is an affiliate of Bulldog and Goldstein; and (iv) Samuels was formerly registered as a broker-dealer.

35. None of Bulldog, Opportunity Fund, Full Value Fund, Opportunity Plus Fund, Steady Gain, Mercury, Calapasas One, Calapasas Two, or Samuels Asset Management are registered as investment companies under the 1940 Act. Similarly, none of Kimball & Winthrop, Full Value Advisors, Spar Advisors, BJS, GSG, Klein, Samuels or Goldstein are registered under the Advisers Act. Rather, the Defendants operate as what is commonly referred to as a "hedge fund". Despite the fact that Bulldog has made offering materials available to Massachusetts residents, none of the Defendants are registered with the Massachusetts Securities Division.

36. Unless the context requires otherwise, the Defendants are hereinafter collectively referred to as "Bulldog". Bulldog describes itself as an "activist" investor which specializes in investing in publicly traded closed end mutual funds. Bulldog's own advertising materials distributed in Massachusetts explain that its technique is to amass a significant percentage of a target company and then begin "putting pressure on management" to take actions which may cause the market price of the shares to increase, by publicly campaigning for "liquidation, a share buyback, a self-tender" or some other measure to change management or open end the target company. Then, when the share price increases, Bulldog may sell its investment at a profit.

37. Bulldog routinely threatens and engages in expensive litigation and proxy contests in order to pressure management into complying with its demands. According to some of Bulldog's own investment sales materials, it has "been involved in nearly two dozen proxy contests over the past 8 years".

38. While Bulldog's activist techniques may result in a higher share price which benefits Bulldog, they are often inconsistent with a fund's business strategy and often leave the remaining shareholders with a weaker company which becomes unable to pay high dividends or otherwise unable to meet its investment objectives. As part of its activist strategies, Bulldog seeks to be elected to a fund's board as part of its efforts to force the fund to reduce its assets by self tender offer or otherwise. These actions increase the funds' expenses while Goldstein and his colleagues receive fees. For example, Goldstein and his Bulldog colleagues on the board of the Mexico Equity and Income Fund pay themselves directors' retainers which are more than three times the annual retainers and about three times the attendance fees paid to RHR trustees.

39. In a deposition in this case, Defendant Goldstein testified that another technique he advocates to raise a fund's share price is to increase dividends so that the fund is "paying out more than the fund is earning." Although setting dividends artificially high in this manner may increase the share price in the short term, the payment of these dividends reduces the fund's assets and is therefore harmful to the fund or its long-term investors.

40. In another example, Bulldog and an affiliate acquired a 30 percent stake in the Seligman Quality Municipal Fund (SQF) and then disclosed their intention "to gain control of SQF and . . . terminate the investment management agreement between SQF" and its manager. Three months later, Bulldog entered an agreement to sell its shares to an SQF insider at a considerable premium to the current market price of those shares. In exchange, Bulldog agreed

not to acquire shares in the fund, participate in any litigation or regulatory proceeding against the fund, participate in any solicitation of proxies relating to the fund, or act to control or influence the fund or its management for a period of 25 years. This type of "green mail" benefits Goldstein and Bulldog only, not other shareholders.

41. Before Bulldog makes a significant investment in a Bulldog target such as RHR, Defendant Goldstein often personally purchases shares in the target companies. Then, as Bulldog purchases large quantities of additional shares in those same target companies, the share prices of the target companies increase. By engaging in these so called "front running" activities, Defendant Goldstein is able to personally profit from his personal share purchases without regard to whether Bulldog and its investors are able to profit.

42. Upon becoming the beneficial owner of more than 5 percent of the shares of RHR, applicable securities laws required that Bulldog file a Schedule 13D with the SEC. Schedule 13D requires that certain detailed information be provided by the beneficial owners of the shares, including, but not limited to, (i) the name and address of each partner of a general partnership, such as BIGP, and (ii) the name and address of the general partners of each limited partnership, and (iii) each member of a group acting together for the purpose of acquiring, holding, or voting the stock. BIGP's Schedule 13D for RHR and its subsequent amendments to its Schedule 13D violated the securities laws by failing to disclose the beneficial ownership of shares by Opportunity Partners LP, Opportunity Income Plus Fund LP, Full Value Partners LP, Kimball & Winthrop, Inc., Steady Gain Partners LP, Mercury Partners LP, Calapasas Investment Partnership No. 1 LP and Calapasas Investment Partnership No. 2 LP as the general partners of BIGP, by failing to disclose the general partner of each these limited partnerships, and by failing to disclose that BIGP was working together with Samuesl Asset Management, Inc., Steven

Samuels, and various John Does in acquiring RHR shares and attempting to influence the business of RHR.

43. Each of these practices described above is evidence of the unethical, unfair and deceptive conduct engaged in by Defendant Goldstein and his Bulldog business.

Bulldog's Acquisition of RHR Shares

44. The Trust Agreement requires that any person or group of persons who intends to acquire more than 9.8% of RHR's outstanding shares must give 15 days advance notice of its intention to do so. *See* Trust Agreement, Article V, § 2.3 at Exhibit A. In addition, applicable provisions of the federal securities laws require that any person or group of persons who acquires 5% or more of a publicly owned company must give written notice to the company within 10 days after the acquisition. Despite these requirements, neither Bulldog nor any of the Defendants gave notice to RHR of their share ownership of RHR until after RHR independently learned of this ownership and contacted Bulldog.

45. As a part of its routine review of public filings applicable to RHR at the federal Securities and Exchange Commission (the "SEC") in August 2006, RHR discovered that Bulldog reported owning 327,400 shares of RHR.

46. On information and belief, as of November 13, 2006, the date of the initial Complaint in this case, Bulldog acting for itself and the other entity Defendants owned at least 368,400 shares of RHR which constitutes approximately 14% of all *RHR shares outstanding.*

47. On information and belief, Defendant Goldstein personally (or in a joint account with his wife) owned then and owns now at least 6,000 shares of RHR which he acquired before most of the purchases of RHR were made by the other Defendants.

48. On information and belief, Defendant Samuels and Defendant Samuels Asset Management own at least 9,500 shares of RHR, but this ownership has not been disclosed by Bulldog in SEC filings despite the fact that applicable securities laws require such disclosure.

RHR's Ownership Limitation

49. When Bulldog purchased shares of RHR, it expressly assented, agreed, and became a party, to the terms of RHR's Trust Agreement. *See* Trust Agreement, Article III, § 8, at Exhibit A.

50. The Trust Agreement provides that with certain limited exceptions which are not applicable to Bulldog, no "person" may own more than 9.8 % of the outstanding common shares of RHR (hereinafter, the "Aggregate Share Ownership Limit" or "Ownership Limitation"). Article I, Section 2(g) of the Trust Agreement defines a "person" as follows:

> "Person" means an individual, corporation, partnership, estate, trust . . . , association, private foundation . . . , joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 . . .

See Trust Agreement, Article I, § 2(g), at Exhibit A.

51. Article V, Section 2.1 of the Trust Agreement states the Ownership Limitation as follows:

> <u>Ownership Limitations.</u> From and after the Initial Date:
>
> (a) <u>Basic Restrictions.</u>
>
> (i) (1) No Person . . . shall Beneficially Own or Constructively Own Equity Shares in excess of the Aggregate Share Ownership Limit . . . .

See Trust Agreement, Article V, § 2.1(a), at Exhibit A. Article V, Section 1 of the Trust Agreement defines the Aggregate Share Ownership Limit as 9.8%. *See* Trust Agreement, Article V, § 1, at Exhibit A.

52. This Ownership Limitation has been publicly disclosed by RHR. It is set forth in the Trust Agreement, which is available from the Massachusetts Secretary of State, and it has been disclosed in every offering prospectus RHR has distributed to investors since its organization.

53. The Ownership Limitation exists to limit the ability of an investor group to acquire control of RHR, to force RHR to convert to an open end mutual fund or otherwise to take action inconsistent with RHR's investment objectives. RHR's public disclosures have clearly set forth this explanation. For example, the prospectus distributed to investors by which RHR completed its initial public offering included the following under the heading "Anti-Takeover Provisions":

> Our declaration of trust and bylaws contain provisions which limit the ability of any person to acquire control of the Fund or to convert the Fund to an open end investment company. For example, our board of trustees may strictly enforce the provisions in our declaration of trust that prohibit any person or group from owning more than 9.8%, in the aggregate by value as well as by class, of our common shares. These provisions may have the effect of depriving you of the ability to sell your common shares at a premium to their market value.

See RHR offering prospectus dated April 27, 2004, excerpts of which are attached as Exhibit B.

54. The Ownership Limitation also exists to permit flexibility to carry out RHR's investment program. As explained above, RHR regularly invests in REITs. REITs generally pay high dividends because REITs do not pay taxes on the income they receive and distribute to REIT shareholders like RHR. The Internal Revenue Code (the "Code") places complex restrictions on the ownership of REITs, and on the amount of income a REIT can earn from various sources. For example, the Code provides that a REIT's five largest shareholders cannot own more than 50 percent of the REIT's outstanding stock. The Code also provides that a REIT

may not receive tax free rental income from a tenant if the REIT is deemed to own 10% or more of the tenant.

55. The Code contains complex ownership attribution rules for purposes of determining whether a REIT is entitled to tax exempt status. For example, because the Defendants are working together under common ownership and control and because Bulldog owned more than 10% of RHR, all of the shares of a REIT or tenant of a REIT owned by Bulldog may be attributed to and combined with the shares owned by RHR of the same REIT or tenant for purposes of determining whether the particular REIT continues to qualify for tax exempt status.

56. If a REIT fails to comply with the Code's restrictions, it will lose its tax free status. In order to avoid that possibility, REITs impose restrictions to prevent an investor from owning more than 10% of their shares. REITs also take steps to limit the extent to which they are attributed to have ownership in any current or prospective tenant. Most, if not all, of the REITs in which RHR invests or considers investing impose these types of restrictions and typically prohibit any investor from owning more than 9.8% or 9.9% of each REIT. RHR implemented its Ownership Limitation, in part, to ensure its compliance with the restrictions imposed by the REITs in which RHR invests so that these REITs may continue to be tax exempt and pay high dividends to RHR.

The Trust Agreement's Corrective Mechanism

57. The Trust Agreement contains a corrective mechanism that is triggered when a shareholder such as Bulldog violates its Ownership Limitation. The Trust Agreement provides that the number of shares owned in excess of the Ownership Limitation are transferred to a

charitable trust, whose trustee is then instructed to sell the shares with a portion of the proceeds payable to the offending shareholder and the remainder to a charitable beneficiary.

58. Section 2.1(b) of Article V of the Trust Agreement provides as follows:

> Transfer in Trust. If any Transfer of Equity Shares occurs which, if effective, would result in any Person Beneficially Owning or Constructively Owning Equity Shares in violation of . . . [the Ownership Limitation],
>
> (i) then that number of Equity Shares the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate Section 2.1(a)(i) . . . shall be automatically transferred to a Charitable Trust for the benefit of a Charitable Beneficiary, as described in Section 3 of this Article V.

See Trust Agreement, Article V, § 2.1(b), at Exhibit A.

59. Section 3.4 of Article V of the Trust Agreement provides for the sale of the excess shares as follows:

> Within 20 days of receiving notice from the Trust that Equity Shares have been transferred to the Charitable Trust, the Charitable Trustee shall sell the shares held in the Charitable Trust to a Person, designated by the Charitable Trustee, whose ownership of the shares will not violate the ownership limitations set forth in Section 2.1(a) of this Article V [*i.e.*, the 9.8% Ownership Limitation]. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Charitable Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in this Section 3.4 . . . .

See Trust Agreement, Article V, § 3.4, at Exhibit A.

60. RHR and its trustees are empowered by the Trust Agreement to carry out this corrective mechanism and to take such other action as they deem advisable to enforce the Ownership Limitation. They are also authorized to seek equitable relief, including injunctive relief, to implement the corrective mechanism. *See* Trust Agreement, Article V, §§ 2.2, 2.5 and 4 at Exhibit A.

Bulldog's Refusal To Comply With the Trust Agreement

61. As described above, Article V, Section 2.3 of the Trust Agreement requires any person who intends to acquire RHR shares in excess of the Ownership Limitation to provide 15 days written notice to RHR prior to doing so. Bulldog did not comply with this requirement. As a result, RHR first learned that Bulldog violated the Ownership Limitation when it discovered a Bulldog filing at the SEC relating to RHR.

62. Upon learning of Bulldog's excess share ownership, RHR's President, Mr. Thomas M. O'Brien, wrote to Bulldog on August 9, 2006 requesting Bulldog to bring its holdings into compliance with the Ownership Limitation in the Trust Agreement.

63. Bulldog responded by letter from Defendant Goldstein to Mr. O'Brien dated August 15, 2006. In his letter, Defendant Goldstein refused to reduce Bulldog's share ownership in RHR and argued that the Ownership Limitation serves no legitimate purpose. Goldstein threatened a proxy contest or "expensive litigation" unless RHR was willing to meet with Bulldog representatives and accede to Bulldog's demands.

64. By letter dated August 25, 2006, RHR again urged Bulldog to bring its share ownership in compliance with the Trust Agreement and explained that Bulldog's failure to do so would require RHR to implement the corrective mechanism set forth in the Trust Agreement.

65. By letter dated September 25, 2006, Defendant Goldstein stated that Bulldog is unwilling to reduce its share ownership but that Bulldog would hold off purchasing more RHR shares and hold off discussing RHR publicly, so that RHR could consider Bulldog's demands. This statement was a threat that if RHR did not accept Bulldog's demands, Bulldog would purchase more RHR shares (in further violation of the Ownership Limitation) and publicize its purchase and dispute with RHR, apparently in an attempt to affect RHR's reputation. Goldstein also attached an article to his letter which described Bulldog's actions with respect to the

Seligman Quality Municipal Fund. The article explained that Bulldog was attempting to unseat SQF board members and either liquidate that fund or convert it to open end status. Goldstein included this article as a threat that RHR would face a similar fight if it did not accept Bulldog's demands.

66. By letter dated October 17, 2006, RHR again requested that Bulldog bring its share ownership into compliance with the Ownership Limitation and also requested information regarding the street name in which Bulldog's RHR shares are held, so that RHR could enforce the Trust Agreement to reduce Bulldog's share ownership. This letter asked Bulldog to provide the requested information by November 10, 2006.

67. Section 2.4 of Article V of the Trust Agreement requires Bulldog to provide information as RHR may request to ensure compliance with the Ownership Limitation.

68. Bulldog responded to RHR's request for information with a letter from Defendant Goldstein to Mr. O'Brien dated October 21, 2006. In its letter Bulldog admitted that it is familiar with the Ownership Limitation in the Trust Agreement but questioned the purpose of the Ownership Limitation and then threatened "to consider a public appeal to RHR's shareholders." Bulldog's letter of October 21, 2006 did not address RHR's request for information.

69. By letter dated October 31, 2006 from Mr. O'Brien, RHR responded to Bulldog. This letter explained the rationale for the 9.8% ownership limitation in REITs and explained that RHR's Ownership Limitation allows it to make REIT investments without incurring the cost of monitoring its shareholders' (*i.e.* Bulldog's) investments. This letter also explained that the Ownership Limitation is contained in the Trust Agreement and is enforceable regardless of the tax compliance rationale. Finally, this letter again requested the information concerning the street name and custodial account in which Bulldog holds its shares be provided by November

10, 2006 so that RHR might verify Bulldog's ownership and implement the corrective actions permitted by the Trust Agreement.

70. Bulldog responded by letter from Defendant Goldstein dated November 3, 2006. Bulldog's letter did not agree to reduce Bulldog's share ownership, and did not provide the information about Bulldog's shares that RHR requested. To further its argument that the Ownership Limitation allegedly serves no purpose, Bulldog's letter stated "for the record that Bulldog Investors General Partnership does not own shares in any REITs nor does it intend to invest in any REITs." This statement was false, as Bulldog's marketing materials list REITs among the vehicles in which Bulldog invests, and public SEC filings signed by Goldstein himself disclosed that Bulldog owned shares of at least one REIT.

71. By letter dated November 8, 2006, RHR again urged Bulldog to reduce its share ownership, and to provide information about its shares by November 10, 2006. Copies of this letter, as well as the correspondence between Mr. O'Brien for RHR and Defendant Goldstein for Bulldog dated August 9, August 15, August 25, September 25, October 17, October 21, October 31 and November 3, 2006 are attached hereto as Exhibit C.

72. Despite RHR's continued efforts, Bulldog refused to bring its share ownership into compliance as required by the Trust Agreement. On November 13, 2006, RHR commenced this litigation against certain Defendants to enforce the Ownership Limitation. Accordingly, RHR has been required to incur the costs of bringing this enforcement action, including attorney's fees, as a result of Bulldog's intentional and wrongful acts.

Bulldog Refuses to Comply With the Charitable Trustee's Demands

73. On December 6, 2006, pursuant to Article V, Section 1 of the Trust Agreement, RHR's Board of Trustees appointed Adrian Overstreet, Esq. as the Charitable Trustee of the

shares owned by Bulldog in excess of the Ownership Limitation. Under the Trust Agreement, the Charitable Trustee is to obtain and sell these excess shares for the benefit of a charitable beneficiary. *See* Trust Agreement, Article V, § 3.1, at Exhibit A. RHR has been required to incur the costs associated with the Charitable Trustee's appointment as a result of Bulldog's intentional and wrongful acts as described herein.

74. The Charitable Trustee contacted Bulldog by letter dated December 11, 2006, and demanded (1) that Bulldog transfer its RHR shares in excess of the Ownership Limitation into an account opened by the Charitable Trustee; (2) that Bulldog provide an accounting of all dividend distributions received since Bulldog's first purchase in violation of the Ownership Limitation; and (3) that Bulldog remit any future distributions with respect to those excess shares to the Charitable Trustee. A copy of this letter is attached hereto as Exhibit D.

75. Bulldog refused to comply with the Charitable Trustee's demands, without justification.

Bulldog Continues To Violate The Trust Agreement

76. On February 5, 2007, Bulldog filed an amended Schedule 13D with the SEC, disclosing that it had sold 125,000 of its RHR shares, allegedly reducing its share ownership to 9.79% of RHR's outstanding shares, an amount that would no longer violate the Ownership Limitation. That same day, Bulldog issued a press release announcing the sale and claiming that Bulldog had sold the shares because "it is in the best interests of all shareholders to eliminate the prospect of a material reduction of RHR's net asset value" due to the expenses of this litigation.

77. Bulldog's amended Schedule 13D as filed with the SEC was incomplete because it did not disclose the identify of all of Bulldog's partners or other persons acting in concert with Bulldog as required by applicable law. In particular, upon information and belief, Bulldog's

amended Schedule 13D did not disclose the RHR share ownership of Samuels Asset Management or Samuels, or the identify of the other Defendants and their RHR share ownership. Accordingly, upon information and belief, RHR believes Bulldog's ownership percentage disclosed in Bulldog's amended schedule 13D is false and Bulldog may own in excess of 9.8% of RHR's total shares outstanding.

78. The Trust Agreement provides that the Charitable Trustee is to receive the dividends from shares owned in excess of the Ownership Limitation, as well as the net proceeds from the sale of those shares. *See* Trust Agreement, Article V, §§ 3.2-3.4, at Exhibit A.

79. On February 7, 2007, the Charitable Trustee wrote to Bulldog demanding that Bulldog remit to the Charitable Trustee any accumulated dividends or profits from the RHR shares it owned in violation of the Ownership Limitation. Bulldog has refused to comply.

80. Bulldog's February 5, 2007 press release was unfair and deceptive because, among other things, it suggested that Bulldog's sale of shares would end this litigation but failed to disclose that Bulldog was unwilling to remit its profits from the sale as required by the Trust Agreement, thereby requiring the litigation to continue. Bulldog's February 5, 2007 press release was unfair and deceptive because, among other things, it failed to include all of the shares held by the Defendants in its calculation of the percentage of RHR shares owned by the Defendants and therefore provided an incorrect percentage.

Bulldog's Failed Proxy Contest

81. On November 6, 2006, Bulldog wrote to RHR and announced that, in connection with RHR's upcoming 2007 annual meeting, Bulldog intended to nominate Defendant Goldstein and another Bulldog insider to RHR's Board of Trustees, and to present a proposal to terminate RHR's investment advisory contract with RMR Advisors, Inc. In the letter, Bulldog claimed to

be "the largest shareholder of" RHR, a misleading description that presumes that Bulldog is permitted to violate the Ownership Limitation. A copy of the letter is attached hereto as Exhibit E.

82. Bulldog filed preliminary and definitive proxy statements with the SEC on January 18, 2007 and February 12, 2007. The proxy statements set forth Bulldog's proposals regarding its trustee nominees and the termination of RHR's advisory agreement, as well as another proposal seeking to bar the trustees from taking action to prevent shareholders from accepting a tender offer which Bulldog claimed it would make in order to acquire additional RHR shares. According to the filing, Bulldog would only commence the tender offer if its nominees were elected to RHR's Board of Trustees, this litigation were terminated, there were no other litigation matters opposing the tender offer, and there were no other legal impediments to Bulldog's acquisition of these additional shares. Bulldog's proxy statements are attached hereto as Exhibit F.

83. These filings contain statements that were false or misleading or that omitted information necessary in order to make them true. By way of example, Bulldog made numerous unsupported and untrue accusations that RHR's trustees were breaching their fiduciary duties or acting in an illicit manner in bringing this lawsuit to enforce the Ownership Limitation. Bulldog also failed to disclose that its proposal to bar the trustees from taking certain action violates the Trust Agreement and would violate applicable law.

84. RHR's annual meeting took place on March 8, 2007. Although Bulldog had issued its proxy statement, solicited proxies from RHR shareholders, and caused RHR to incur substantial expenses, neither Goldstein nor any Bulldog representative attended the March 8 meeting. As a result, none of the nominations or proposals for which Bulldog solicited proxies

was presented at the meeting. Although a small minority of RHR shareholders may have delivered proxies in support of Bulldog's proposals, these proxies were not voted at the meeting and Bulldog's nominations and proposals were overwhelmingly defeated. The results of Bulldog's proxy contest are set forth in a press release issued by RHR, a copy of which is attached as Exhibit G.

85. Bulldog's conduct in wrongfully initiating and conducting this proxy contest was part of its scheme to purchase shares in excess of the Ownership Limitation, in violation of the Trust Agreement, to force RHR to incur considerable expense as a result of its not accepting Bulldog's demands, and ultimately to force RHR to take action inconsistent with its investment objective for Bulldog's benefit. These actions caused RHR to incur substantial costs, including costs to issue proxy materials correcting Bulldog's misstatements, costs for a proxy solicitor and election tabulator for the proxy contest, and attorney's fees in connection with the proxy contest.

Bulldog's Litigation with the Massachusetts Securities Division

86. Despite that Bulldog operated an interactive website accessible to Massachusetts residents and sent offering and solicitation materials to Massachusetts residents, none of the Defendants is registered with the Securities Division of the Massachusetts Secretary of the Commonwealth's Office.

87. On January 31, 2007, the Securities Division of the Secretary of the Commonwealth filed an Administrative Complaint against Bulldog and several other Defendants seeking injunctive relief and fines for Bulldog's failure to properly register an offer of securities in Massachusetts. The complaint alleged that Bulldog maintained an internet web site that made advertising and offering materials available to Massachusetts residents without pre-qualifying prospective investors as required by law.

88. The Enforcement Section of the Securities Division filed a motion for summary decision on March 1, 2007, to which Bulldog has responded. A hearing before an Administrative Presiding Officer was held on April 11, 2007, but no decision has been issued as of the date of this Amended Complaint.

89. On March 23, 2007, the Bulldog Defendants filed a complaint in Suffolk Superior Court against William Galvin, the Secretary of the Commonwealth, and Patrick Ahearn, the Securities Division's Chief of Enforcement. The suit seeks preliminary and permanent injunctive relief from enforcement of Massachusetts securities laws against Bulldog, because such enforcement allegedly violates Bulldog's rights to "free speech" and "free press". On the same day that it filed the complaint, Bulldog also moved to stay the Securities Division's administrative proceedings. That motion was denied on March 26, 2007.

COUNT I: DECLARATORY JUDGMENT

90. Plaintiff RHR repeats paragraphs numbered 1 - 89.

91. The Trust Agreement limits the number of RHR shares which may be owned by any one of its shareholders or a group of its shareholders acting together to 9.8% of the total RHR shares outstanding.

92. Defendants violated the Ownership Limitation by purchasing more than 9.8% of the outstanding shares of RHR.

93. Despite repeated requests by Plaintiff RHR, the Defendants refused to bring their share ownership into compliance with the Ownership Limitation and refused to cooperate with Plaintiff RHR or the Charitable Trustee in enforcing the Trust Agreement, thus prompting RHR to file this action.

94. Although Defendants have now purportedly sold a portion of their RHR shares, RHR believes that the Defendants and those acting in concert with them continue to own shares

in violation of the Ownership Limitation. Moreover, Defendants continue to assert that the Ownership Limitation is unenforceable and that the Defendants are not required to remit the dividends and profits they have received in connection with the excess shares. An actual controversy therefore exists between Plaintiff RHR and the Defendants.

95. Plaintiff RHR is entitled to a declaration that the Defendants' ownership of RHR shares violated the Trust Agreement and that Plaintiff RHR is entitled to take corrective action as provided in the Trust Agreement.

COUNT II: SPECIFIC PERFORMANCE

96. Plaintiff RHR repeats paragraphs numbered 1 - 95.

97. Plaintiff RHR and the Charitable Trustee repeatedly requested that the Defendants provide information concerning their ownership of RHR shares including the street name and custodial account in which the Defendants' RHR shares are owned. The Defendants refused to provide the requested information.

98. The Trust Agreement requires RHR shareholders to provide information about their share ownership to RHR when RHR requests it.

99. Plaintiff RHR requires the information requested from the Defendants in order that Plaintiff may determine that Defendants are in violation of the Ownership Limitation, and implement the corrective mechanism in the Trust Agreement.

100. The Defendants, and particularly Defendant Kimball & Winthrop and Defendant Goldstein who control the day to day business of the Defendants, should be ordered to provide the information requested by Plaintiff RHR.

COUNT III: SPECIFIC PERFORMANCE

101. Plaintiff RHR repeats paragraphs numbered 1 - 100.

102. Defendants received dividends as a result of their ownership of RHR shares in excess of the Ownership Limitation. Defendants also received profits from the February 2, 2007 sale of the RHR shares they held in excess of the Ownership Limitation.

103. The Trust Agreement provides that Defendants have no right to retain dividends from RHR shares they held in excess of the Ownership Limitation. The Trust Agreement provides that the Charitable Trustee is to receive those dividends. *See* Trust Agreement, Article V, §§ 3.2-3.3, at Exhibit A.

104. The Trust Agreement also provides that Defendants may not receive any profits from the sale of the RHR shares they hold in excess of the Ownership Limitation. The Trust Agreement provides that the Charitable Trustee is to receive those profits. *See* Trust Agreement, Article V, § 3.4, at Exhibit A.

105. RHR is entitled to enforce these provisions. *See* Trust Agreement, Article V, § 4, at Exhibit A. The Charitable Trustee has demanded that Bulldog remit the dividends and profits Bulldog received from its ownership and sale of the RHR shares in excess of the Ownership Limitation. Bulldog has refused to comply with the demand.

106. The Defendants should be ordered to remit to the Charitable Trustee the dividends they received from their ownership of RHR shares in excess of the Ownership Limitation and the profits they obtained from the sale of those excess shares, and to surrender to the Charitable Trustee any shares still held in excess of the Ownership Limitation.

107. In order to ensure that the Defendants comply, Defendants should be also ordered to provide (i) a list of all affiliated persons of Defendants who held shares of RHR since January 1, 2006 to the present; (ii) a full accounting of the dividends they received for their RHR shares; (iii) the dates purchased, prices paid, and in whose name they purchased or held their RHR

shares; and (iv) the dates sold and amounts they received for any RHR shares they no longer hold.

COUNT IV: VIOLATION OF MASS. GEN. LAWS. CH. 93A

108. Plaintiff RHR repeats paragraphs numbered 1 - 107.

109. Defendants and RHR are engaged in the conduct of trade or commerce.

110. Defendants' actions as described herein, including without limitation their purchase of RHR shares in excess of the Ownership Limitation, their unfair and extortionate threats of costly litigation or a proxy contest if RHR did not accede to their demands, their false or misleading statements to RHR shareholders and the public, their failure to disclose persons and entities acting in concert with Bulldog so that RHR may enforce the Ownership Limitation, and their refusal to remit the dividends and proceeds from their excess shares to the Charitable Trustee, are unfair and deceptive acts and practices in violation of Mass. Gen. Laws. ch. 93A, §§ 2 and 11.

111. Defendants' wrongful acts occurred primarily and substantially within the Commonwealth of Massachusetts, were intended by the Defendants and did in fact have consequences and cause damages to be incurred by RHR within this Commonwealth, and were done knowingly and willfully.

112. As a result of the foregoing, RHR has been harmed and has incurred substantial damages, including without limitation costs incurred in enforcing the Ownership Limitation, including the cost and expense of bringing this lawsuit (including attorneys' fees); costs associated with appointing the Charitable Trustee; and the costs associated with the improper proxy contest Bulldog attempted to wage in furtherance of its scheme.

Prayer For Relief

Wherefore, RHR respectfully prays that this Court:

1. Enter a judgment for Plaintiff RHR declaring that the Defendants' ownership of RHR shares in excess of the Ownership Limitation violated the Trust Agreement and that RHR is entitled to take corrective action as provided in the Trust Agreement;

2. Order the Defendants and each of them to specifically perform their obligations under the Trust Agreement so that RHR and the Charitable Trustee may enforce the Trust Agreement and specifically as follows:

a. Order each of the Defendants, and specifically the Defendant Kimball & Winthrop and Defendant Goldstein, to provide to RHR the street name or custodial account in which all the RHR shares owned beneficially and of record by each of the Defendants and persons and entities acting in concert with them are or were previously held;

b. Order each of the Defendants to cooperate with RHR in the transfer to the Charitable Trustee of any RHR shares owned in excess of the Ownership Limitation;

c. Order each of the Defendants to remit to the Charitable Trustee all dividends received from RHR shares held in excess of the Ownership Limitation by the Defendants and those acting in concert with them, as well as profits received from the sale of excess shares;

d. Order each of the Defendants to provide a complete list of all persons and entities acting in concert with them who own or who have owned RHR shares since January 1, 2006 to the date judgment is entered; plus a full accounting of the dividends they received from RHR shares they held in excess of the Ownership Limitation; as well as the dates purchased, prices paid, and in whose name they purchased or held the RHR shares; and the dates sold and amount received for any RHR shares they no longer hold; and

e. Order each of the Defendants to provide RHR such additional information concerning share ownership in RHR as RHR may reasonably request;

3. Enter a judgment for Plaintiff RHR against Defendants for RHR's actual damages plus interest and costs;

4. Enter judgment for Plaintiff RHR against Defendants in the amount of three times its actual damages plus interest, costs, and attorneys' fees as permitted by M.G.L. ch. 93A; and

5. Grant such other or further relief as may be appropriate in this matter.

RMR HOSPITALITY AND REAL ESTATE FUND

By its attorneys,



Jane E. Willis (#568024)
Justin J. Wolosz (#643543)
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110-2624
(617) 951-7000

June 4, 2007

CERTIFICATE OF SERVICE

I hereby certify that a true copy of the above document was served upon the attorney of record for each other party by (hand) (mail) on June 4, 2007



HUTCHINGS BARSAMIAN

HUTCHINGS, BARSAMIAN, MANDELCORN & ZEYTOONIAN, LLP
ATTORNEYS AND COUNSELORS AT LAW

110 CEDAR STREET, SUITE 250 WELLESLEY HILLS, MASSACHUSETTS 02481
781-431-2231 • FAX: 781-431-8726 • www.hutchingsbarsamian.com

THEODORE M. HESS-MAHAN
OF COUNSEL
781-431-2231, ext. 234
thess-mahan@hutchingsbarsamian.com

June 15, 2007

Civil Clerk's Office
Middlesex Superior Court
40 Thorndike Street
Cambridge, MA 02141

Re: *RMR Hospitality and Real Estate Fund v. Bulldog Investors GP, et al.*,
Civil Action No. MICV2006-04054A

Dear Sir or Madam:

I enclose herewith for filing in the above action defendants' Notice of Filing of Notice of Removal.

Thank you for your attention to this matter.

Very truly yours,



Theodore M. Hess-Mahan

cc: Counsel of Record (w/enclosure)
Enclosure

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT
DEPARTMENT OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND,

Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP, *et al.*,

Defendants.

Civil Action No. MICV2006-04054A

NOTICE OF FILING OF NOTICE OF REMOVAL

PLEASE TAKE NOTICE THAT Bulldog Investors General Partnership; Opportunity Partners Limited Partnership; Full Value Partners Limited Partnership; Opportunity Income Plus Fund Limited Partnership; Kimball & Winthrop, Inc.; Full Value Advisors, LLC; Spar Advisors, LLC; Steady Gain Partners, LP; BJS Management LLC; Mercury Partners, LP; GSG Capital Advisors, LLC; Calapasas Investment Partnership No. 1, LP Calapasas Investment Partnership No. 2, LP; Klein, Bogakos & Robertson, CPAs, Inc.; Samuels Asset Management, Inc.; Phillip Goldstein and Steven Samuels, Defendants herein, filed a Notice of Removal, a copy of which is attached hereto, pursuant to 28 U.S.C.A. § 1446, in the United States District Court for the District of Massachusetts.

Dated: June 15, 2007

Respectfully submitted,

By their attorneys,



Theodore M. Hess-Mahan (BBO#557109)
Hutchings, Barsamian, Mandelcorn &
Zeytoonian, LLP
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481

Attorneys for Defendants Bulldog Investors General Partnership; Opportunity Partners Limited Partnership; Full Value Partners Limited Partnership; Opportunity Income Plus Fund Limited Partnership; Kimball & Winthrop, Inc.; Full Value Advisors, LLC; Spar Advisors, LLC; Steady Gain Partners, LP; BJS Management LLC; Mercury Partners, LP; GSG Capital Advisors, LLC; Samuels Asset Management, Inc.; Phillip Goldstein and Steven Samuels.

CERTIFICATE OF SERVICE

I hereby certify that a copy of the above document was served by hand on counsel of record listed below on June 15, 2007:

Jane E. Willis
Ropes & Gray LLP
One International Place
Boston, MA 02110

Attorneys for Plaintiff RMR Hospitality and Real Estate Fund

Phillip Y. Brown
Adler Pollock & Sheehan, P.C.
175 Federal Street, 10th Floor
Boston, MA 02110

Attorneys for Intervenor Adrian Overstreet



Theodore M. Hess-Mahan

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

RMR HOSPITALITY and REAL ESTATE FUND,

Plaintiff

v.

CIVIL ACTION NO. ________

BULLDOG INVESTORS GENERAL PARTNERSHIP;
OPPORTUNITY PARTNERS LIMITED PARTNERSHIP;
FULL VALUE PARTNERS LIMITED PARTNERSHIP;
OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP;
KIMBALL & WINTHROP, INC.;
FULL VALUE ADVISORS, LLC;
SPAR ADVISORS, LLC;
STEADY GAIN PARTNERS, LP;
BJS MANAGEMENT LLC;
MERCURY PARTNERS, LP;
GSG CAPITAL ADVISORS, LLC;
CALAPASAS INVESTMENT PARTNERSHIP NO. 1, LP;
CALAPASAS INVESTMENT PARTNERSHIP NO. 2, LP;
KLEIN, BOGAKOS & ROBERTSON, CPAs, INC.;
SAMUELS ASSET MANAGEMENT, INC.;
PHILLIP GOLDSTEIN;
STEVEN SAMUELS; and
JOHN DOES NUMBER 10-500,

Defendants.

NOTICE OF REMOVAL

TO: THE U. S. DISTRICT COURT FOR THE DISTRICT OF MASSACHUSETTS

PLEASE TAKE NOTICE THAT Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership,

Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors, LLC, Steady Gain Partners, LP, BJS Management LLC, Mercury Partners, LP, GSG Capital Advisors, LLC, Samuels Asset Management, Inc., Phillip Goldstein and Steven Samuels, Defendants herein, by and through their counsel of record, hereby remove the above-entitled action to the United States District Court for the District of Massachusetts, pursuant to 28 U.S.C.A. §§ 1441 and 1446. As grounds therefor, the Defendants respectfully state as follows:

1. The above-named Defendants are defendants in a civil action that was originally filed on the 13th day of November, 2006 in the Massachusetts Superior Court, Middlesex County, Civil Action No. MICV2006-4054-A, which was brought by the Plaintiff, RMR Hospitality and Real Estate Fund, a Massachusetts business trust whose principal place of business is located in Massachusetts, against the Defendants (i) Bulldog Investors General Partnership; (ii) Opportunity Partners Limited Partnership; (iii) Full Value Partners Limited Partnership; (iv) Opportunity Income Plus Fund Limited Partnership; (v) Kimball & Winthrop, Inc.; (vi) Full Value Advisors, LLC; (vii) Spar Advisors, LLC and (viii) Phillip Goldstein (collectively referred to herein as the "Original Defendants"), for declaratory and injunctive relief to enforce a purported 9.8% limit on ownership of beneficial interests in its stock as contained in its Agreement and Declaration of Trust. None of these defendants is a citizen or resident of the Commonwealth of Massachusetts.

2. The Original Defendants were served by United States mail sent June 4, 2007 with an Amended Complaint in the same action adding the following new defendants – (ix) Steady Gain Partners, LP; (x) BJS Management LLC; (xi) Mercury

Partners, LP; (xii) GSG Capital Advisors, LLC; (xiii) Samuels Asset Management, Inc. and (xiv) Steven Samuels; (xv) Calapasas Investment Partnership No. 1, LP; (xvi) Calapasas Investment Partnership No. 2; and (xvii) LP; Klein, Bogakos & Robertson, CPAs, Inc. (collectively referred to herein as the "New Defendants"). None of the New Defendants is a citizen or resident of the Commonwealth of Massachusetts. The Amended Complaint also adds an entirely new cause of action based on allegations that defendants filed false and misleading proxy statements and statements of beneficial ownership of shares with the United States Securities and Exchange Commission in violation of the federal Securities Exchange Act of 1934. The Amended Complaint relies on these purported federal securities laws violations as the basis for its claim that defendants violated Mass. Gen Laws Ch. 93A

3. On March 5, 2007, Adrian Overstreet (the "Intervenor"), a citizen and resident of the state of Texas (Amended Complaint, ¶74, Ex. D), moved to intervene as "the Charitable Trustee [who] derives his power and authority from Article V of the [RHR Hospitality and Real Estate Fund Agreement and Declaration of Trust of Plaintiff] which establishes the Trust as a Massachusetts trust" as a party plaintiff to assert a proposed complaint in intervention against the Original Defendants (the "Intervenor Complaint"). The Intervenor's motion was granted by the Massachusetts Superior Court by order dated May 30, 2007. The Intervenor Complaint was filed in the above action in the Middlesex Superior Court on June 6, 2007. None of the Original Defendants has been served with process by the Intervenor, whose counsel has requested that the Original Defendants' counsel accept service by email correspondence dated June 6, 2007. The Original Defendants' counsel has agreed to accept service by email dated June 13, 2007.

4. True and correct copies of all process, pleadings, and orders served on the Defendants, the June 6, 2007 email correspondence from the office of the Intervenor's counsel, the June 13, 2007 email correspondence from the Original Defendants' counsel, and the Civil Docket in the action filed in the Massachusetts Superior Court are attached hereto as Exhibit "A," and no further proceedings have been had.

5. This Court has original jurisdiction over this action pursuant to 28 U.S.C.A. § 1331, and it is one that can be properly removed to this court by the Defendants pursuant to the provisions of 28 U.S.C.A. §§ 1441 et seq., because Plaintiff has asserted in the Amended Complaint a new claim for violation of Mass. Gen Laws Ch. 93A premised on purported "false and misleading statements" contained in Defendants' preliminary and definitive proxy statements filed with the United States Securities and Exchange Commission. Such a claim arises under the laws of the United States, specifically Section 14(a) of the Securities Exchange Act of 1934 (15 U.S.C.A. § 78n) and Rule 14a-9 (17 C.F.R. § 240.14a-9) promulgated thereunder which prohibits the solicitation of proxies, consents, or authorizations with respect to a security issued by a registered Fund, namely RMR Hospitality and Real Estate Fund, that contain statements that were false or misleading with respect to material facts, or which omitted to state material facts necessary in order to make the statements therein not false or misleading. Plaintiff's claim for violation of Mass. Gen Laws Ch. 93A is also based primarily on Bulldog's reports of beneficial ownership of shares of RHR required to be filed under Section 13(d) of the Securities Exchange Act of 1934 (15 U.S.C.A. § 78m) and Rule 13d-1 (17 C.F.R. § 240.13d-1) thereunder, which Plaintiff contends were false and incomplete in violation of federal law.

6. This Court also has original jurisdiction over this action pursuant to 28 U.S.C.A. § 1332(a)(1) and it is one that can be properly removed to this Court by the New Defendants, pursuant to the provisions of 28 U.S.C.A. §§ 1441 et seq., in that it is a civil action between citizens of different States. Plaintiff RMR Hospitality and Real Estate Fund is a Massachusetts business trust with its principal place of business in Newton, Massachusetts and Plaintiff-Intervenor Adrian Overstreet is a citizen and resident of Texas purporting to act as a trustee of a Massachusetts trust. Each of the defendants is a citizen of a state other than Massachusetts or Texas, as follows:

a. Bulldog Investors General Partnership is a New York general partnership with its principal place of business in Pleasantville, New York;

b. Opportunity Partners Limited Partnership is an Ohio Limited Partnership with its principal place of business in Pleasantville, New York ;

c. Full Value Partners Limited Partnership is a Delaware limited partnership with its principal place of business in Saddle Brook, New Jersey;

d. Opportunity Income Plus Fund Limited Partnership is a Delaware limited partnership with its principal place of business in Saddle Brook, New Jersey;

e. Kimball & Winthrop, Inc. is an Ohio Corporation with its principal place of business in Pleasantville, New York ;

f. Full Value Advisors, LLC is a New Jersey Limited Liability Company with its principal place of business in Saddle Brook, New Jersey;

g. Spar Advisors, LLC is a New York Limited Liability Company with its principal place of business in Saddle Brook New Jersey;

h. Steady Gain Partners, LP is a Delaware limited partnership with its principal place of business in Brookville, New York;

i. BJS Management LLC is a New York Limited Liability Company with its principal place of business in Brookville, New York ;

j. Mercury Partners, LP is a Delaware limited partnership with its principal place of business in Carlsbad, California;

k. GSG Capital Advisors, LLC is a California limited partnership with its principal place of business in Santa Monica, California;

l. Calapasas Investment Partnership No. 1, LP, a California limited partnership with its principal place of business in Santa Monica, California;

m. Calapasas Investment Partnership No. 2, a California limited partnership with its principal place of business in Santa Monica, California, LP;

n. Klein, Bogakos & Robertson, CPAs, Inc. is a California corporation with its principal place of business in Los Angeles, California.

o. Samuels Asset Management, Inc. is a California corporation with its principal place of business in Westport, Connecticut;

p. Phillip Goldstein is an individual who resides in Pleasantville, New York; and

q. Steven Samuels is an individual who resides in Westport, Connecticut.

The amount in controversy exceeds the jurisdictional amount of $75,000.00, exclusive of interest and costs because, among other relief, Plaintiff is seeking an Order compelling each of the Defendants to remit all "profits received from the sale of excess shares" of

Plaintiff's stock, as well as recovery of alleged "substantial damages," including the costs and attorneys fees in bringing the lawsuit and costs associated with the proxy contest that forms the basis of Plaintiff's claim, all of which exceed $100,000.

7. The new defendants Calapasas Investment Partnership No. 1, LP, Calapasas Investment Partnership No. 2, and Klein, Bogakos & Robertson, CPAs, Inc. have not been served with process in this action as of the filing of this petition for removal.

8. This Notice of Removal is being filed within thirty (30) days of receipt of the Amended Complaint through service on all Defendants on or after June 4, 2007, except those above named New Defendants who have not been served with process, and is therefore timely pursuant to 28 U.S.C. § 1446(a).

9. Venue of this action is proper in this District pursuant to 28 U.S.C. § 1441(a) because the Middlesex Superior Court is located in this District.

10. Defendants will file a Notice of Filing of Notice of Removal, in the form annexed hereto as Exhibit "B," and a copy of this Notice of Removal annexed thereto, with the Clerk for Civil Business, Middlesex Superior Court, Superior Court House, 40 Thorndike Street, Cambridge, MA 02141, pursuant to 28 U.S.C. § 1446(d).

11. Defendants will give written notice to counsel for all parties via service thereon of the Notice of Filing of Notice of Removal annexed hereto as Exhibit "B" and a copy of this Notice of Removal annexed thereto, pursuant to 28 U.S.C. § 1446(d).

WHEREFORE, the Defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors, LLC, Steady Gain Partners, LP, BJS Management LLC, Mercury Partners, LP, GSG Capital Advisors, LLC, Samuels Asset Management, Inc., Phillip Goldstein and Steven Samuels, pray that this action proceed in its entirety in this Court as an action properly removed therefrom.

Dated: June 15, 2007

Respectfully submitted,

/s/Theodore M. Hess-Mahan
Theodore M. Hess-Mahan BBO #557109
Hutchins, Barsamian,
Mandelcorn & Zeytoonian, LLP
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481
(781) 431-2231

Gregory E. Keller
Chitwood Harley Harnes LLP
11 Grace Avenue, Suite 306
Great Neck, New York 11021
(516) 773-6090

Counsel for Defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors, LLC, Steady Gain Partners, LP; BJS Management LLC; Mercury Partners, LP; GSG Capital Advisors, LLC; Samuels Asset Management, Inc.; Phillip Goldstein and Steven Samuels

CERTIFICATE OF SERVICE

I hereby certify that a copy of the above document was served by hand on counsel of record listed below on June 15, 2007:

Jane E. Willis
Ropes & Gray LLP
One International Place
Boston, MA 02110

Attorneys for Plaintiff RMR Hospitality and Real Estate Fund

Phillip Y. Brown
Adler Pollock & Sheehan, P.C.
175 Federal Street, 10th Floor
Boston, MA 02110

Attorneys for Intervenor Adrian Overstreet

/s/Theodore M. Hess-Mahan
Theodore M. Hess-Mahan

EXHIBIT A

TO PLAINTIFF'S ATTORNEY: PLEASE CIRCLE TYPE OF ACTION INVOLVED: —
TORT — MOTOR VEHICLE TORT — CONTRACT —
EQUITABLE RELIEF — OTHER

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss
[seal]

SUPERIOR COURT DEPARTMENT OF THE TRIAL COURT
CIVIL ACTION
No. 06-4054

EMR Hospitality and Real Estate Fund, Plaintiff(s)

v.

Bulldog Investors General Partnership; Opportunity Partners Limited Partnership; Full Value Partners Limited Partnership; Opportunity Income Plus Fund Limited Partnership; Kimball & Winthrop, Inc.; Full Value Advisors, LLC; SPAR Advisors LLC; Phillip Goldstein; and John Does Number 1-500, Defendant(s)

SUMMONS

To the above-named Defendant:

You are hereby summoned and required to serve upon Jane E. Willis plaintiff's attorney, whose address is Ropes & Gray, LLP, One International Place, Boston, MA 02110, an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You are also required to file your answer to the complaint in the office of the Clerk of this court at 40 Thorndike Street, Cambridge, MA 02141 either before service upon plaintiff's attorney or within a reasonable time thereafter.

Unless otherwise provided by Rule 13(a), your answer must state as a counterclaim any claim which you may have against the plaintiff which arises out of the transaction or occurrence that is the subject matter of the plaintiff's claim or you will thereafter be barred from making such claim in any other action.

Witness, Barbara J. Rouse, Esquire, at Cambridge
the .... day of ....
........, in the year of our Lord Two Thousand and Six.

Edward J. Sullivan
Clerk

NOTICE TO DEFENDANT — You need not appear personally in court to answer the complaint, but if you claim to have a defense, either you or your attorney must serve a copy of your written answer within 20 days as specified herein and also file the original in the Clerk's Office.

NOTES.
1. This summons is issued pursuant to Rule 4 of the Massachusetts Rules of Civil Procedure.
2. When more than one defendant is involved, the names of all such defendants should appear in the caption. If a separate summons is used for each defendant, each should be addressed to the particular defendant.

FORM NO. SUP. — 001

PROOF OF SERVICE OF PROCESS

I hereby certify and return that on ....
20........, I served a copy of the within summons, together with a copy of the complaint in this action, upon the within-named defendant, in the following manner (See Mass. R. Civ. P. 4 (d) (1-5)):

....
....
....

....

Dated: ...., 20..........

N.B. TO PROCESS SERVER:
PLEASE PLACE DATE YOU MAKE SERVICE ON DEFENDANT IN THIS BOX ON THE ORIGINAL AND ON COPY SERVED ON DEFENDANT.

(_________________________________)
(...., 20..........)
(_________________________________)

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX ...., ss.

SUPERIOR COURT DEPARTMENT OF THE TRIAL COURT CIVIL ACTION

No.

.... Plff.

v.

.... Deft.

SUMMONS
(Mass. R. Civ. P. 4)

CIVIL ACTION COVER SHEET

DOCKET NO.(S): 06-4054

Trial Court of Massachusetts
Superior Court Department
County: Middlesex

PLAINTIFF(S): HMR Hospitality and Real Estate Fund

DEFENDANT(S): Bulldog Investors General Partnership; Opportunity Partners Limited Partnership; Full Value Partners Limited Partnership; Opportunity Income Plus Fund Limited Partnership; Kimball & Winthrop, Inc.; Full Value Advisors, LLC; SPAR Advisors LLC; Phillip Goldstein; and John Does Number 1-500

ATTORNEY, FIRM NAME, ADDRESS AND TELEPHONE:
Jana E. Willis — BBO# 568024
Ropes & Gray, One International Place,
Board of Bar Overseers number: Boston, MA 02110 (617) 951-7000

ATTORNEY (if known):

Origin code and track designation

Place an x in one box only:

- [x] 1. F01 Original Complaint
- [ ] 2. F02 Removal to Sup.Ct. C.231,s.104 (Before trial) (F)
- [ ] 3. F03 Retransfer to Sup.Ct. C.231,s.102C (X)
- [ ] 4. F04 District Court Appeal c.231, s. 97 &104 (After trial) (X)
- [ ] 5. F05 Reactivated after rescript; relief from judgment/Order (Mass.R.Civ.P. 60) (X)
- [ ] 6. E10 Summary Process Appeal (X)

TYPE OF ACTION AND TRACK DESIGNATION (See reverse side)

CODE NO.	TYPE OF ACTION (specify)	TRACK	IS THIS A JURY CASE?
D13	Declaratory Judgment G.L. c 231A	(A)	( ) Yes (X) No

The following is a full, itemized and detailed statement of the facts on which plaintiff relies to determine money damages. For this form, disregard double or treble damage claims; indicate single damages only.

TORT CLAIMS
(Attach additional sheets as necessary)

A. Documented medical expenses to date:
1. Total hospital expenses .... $..........
2. Total Doctor expenses .... $..........
3. Total chiropractic expenses .... $..........
4. Total physical therapy expenses .... $..........
5. Total other expenses (describe) .... $..........

Subtotal $..........

B. Documented lost wages and compensation to date .... $..........
C. Documented property damages to date .... $..........
D. Reasonably anticipated future medical and hospital expenses .... $..........
E. Reasonably anticipated lost wages .... $..........
F. Other documented items of damages (describe)

$..........

G. Brief description of plaintiff's injury, including nature and extent of injury (describe)

$..........

TOTAL $..........

CONTRACT CLAIMS
(Attach additional sheets as necessary)

Provide a detailed description of claim(s):

TOTAL $..........

PLEASE IDENTIFY, BY CASE NUMBER, NAME AND COUNTY, ANY RELATED ACTION PENDING IN THE SUPERIOR COURT DEPARTMENT

"I hereby certify that I have complied with the requirements of Rule 5 of the Supreme Judicial Court Uniform Rules on Dispute Resolution (SJC Rule 1:18) requiring that I provide my clients with information about court-connected dispute resolution services and discuss with them the advantages and disadvantages of the various methods."

Signature of Attorney of Record ______ DATE: 11/13/06

CIVIL ACTION COVER SHEET INSTRUCTIONS

SELECT CATEGORY THAT BEST DESCRIBES YOUR CASE

CONTRACT

Code	Type	Track
01	Services, labor and materials	(F)
02	Goods sold and delivered	(F)
03	Commercial Paper	(F)
08	Sale or lease of real estate	(F)
12	Construction Dispute	(A)
99	Other (Specify)	(F)

TORT

Code	Type	Track
03	Motor Vehicle negligence-personal injury/property damage	(F)
04	Other negligence-personal injury/property damage	(F)
05	Products Liability	(A)
06	Malpractice-medical	(A)
07	Malpractice-other(Specify)	(A)
08	Wrongful death, G.L.c.229,s2A	(A)
15	Defamation (Libel-Slander)	(A)
19	Asbestos	(A)
20	Personal Injury-Slip&Fall	(F)
21	Environmental	(A)
22	Employment Discrimination	(F)
99	Other (Specify)	(F)

REAL PROPERTY

Code	Type	Track
C01	Land taking (eminent domain)	(F)
C02	Zoning Appeal, G.L. c.40A	(F)
C03	Dispute concerning title	(F)
C04	Foreclosure of mortgage	(X)
C05	Condominium lien and charges	(X)
C99	Other (Specify)	(F)

EQUITABLE REMEDIES

Code	Type	Track
D01	Specific performance of contract	(A)
D02	Reach and Apply	(F)
D06	Contribution or Indemnification	(F)
D07	Imposition of Trust	(A)
D08	Minority Stockholder's Suit	(A)
D10	Accounting	(A)
D12	Dissolution of Partnership	(F)
D13	Declaratory Judgment G.L.c.231A	(A)
D99	Other (Specify)	(F)

MISCELLANEOUS

Code	Type	Track
E02	Appeal from administrative Agency G.L. c. 30A	(X)
E03	Action against Commonwealth Municipality, G.L. c.258	(A)
E05	All Arbitration	(X)
E07	c.112,s.12S (Mary Moe)	(X)
E08	Appointment of Receiver	(X)
E09	General contractor bond, G.L. c.149,s.29,29a	(A)
E11	Workmen's Compensation	(X)
E14	Chapter 123A Petition-SDP	(X)
E15	Abuse Petition, G.L.c.209A	(X)
E16	Auto Surcharge Appeal	(X)
E17	Civil Rights Act, G.L.c.12,s.11H	(A)
E18	Foreign Discovery proceeding	(X)
E96	Prisoner Cases	(F)
E97	Prisoner Habeas Corpus	(X)
E99	Other (Specify)	(X)

TRANSFER YOUR SELECTION TO THE FACE SHEET.

EXAMPLE:

CODE NO.	TYPE OF ACTION (SPECIFY)	TRACK	IS THIS A JURY CASE?
B03	Motor Vehicle Negligence-Personal Injury	(F)	☒ Yes ☐ No

SUPERIOR COURT RULE 29

UTY OF THE PLAINTIFF. The plaintiff or his/her counsel shall set forth, on the face sheet (or attach additional sheets as necessary), a statement specifying in full and itemized detail the facts upon which the plaintiff then relies as constituting money damages. A copy of such civil action cover sheet, including the statement as to the damages, shall be served on the defendant gether with the complaint. If a statement of money damages, where appropriate is not filed, the Clerk-Magistrate shall transfer e action as provided in Rule 29(5)(C).

UTY OF THE DEFENDANT. Should the defendant believe the statement of damages filed by the plaintiff in any respect adequate, he or his counsel may file with the answer a statement specifying in reasonable detail the potential damages which ay result should the plaintiff prevail. Such statement, if any, shall be served with the answer.

A CIVIL ACTION COVER SHEET MUST BE FILED WITH EACH COMPLAINT, BUFF COLOR PAPER.

FAILURE TO COMPLETE THIS COVER SHEET THOROUGHLY AND ACCURATELY MAY RESULT IN DISMISSAL OF THIS ACTION.

TO PLAINTIFF'S ATTORNEY: PLEASE CIRCLE TYPE OF ACTION INVOLVED: — TORT — MOTOR VEHICLE TORT — CONTRACT — (EQUITABLE RELIEF) — OTHER

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss
(seal)

SUPERIOR COURT DEPARTMENT OF THE TRIAL COURT CIVIL ACTION
No. 06-4054

HMR Hospitality and Real Estate Fund, Plaintiff(s)

Bulldog Investors General Partnership; Opportunity Partners Limited Partnership; Full Value Partners Limited Partnership; Opportunity Income Plus Fund Limited Partnership; Kimball & Winthrop, Inc.; Full Value Advisors, LLC; SPAR Advisors LLC; Phillip Goldstein; and John Does Number 1-500
Defendant(s)

SUMMONS

To the above-named Defendant:

You are hereby summoned and required to serve upon Jane E. Willis plaintiff's attorney, whose address is Ropes & Gray LLP, One International Place, Boston, MA 02110, an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You are also required to file your answer to the complaint in the office of the Clerk of this court at 40 Thorndike Street, Cambridge, MA 02141 either before service upon plaintiff's attorney or within a reasonable time thereafter.

Unless otherwise provided by Rule 13(a), your answer must state as a counterclaim any claim which you may have against the plaintiff which arises out of the transaction or occurrence that is the subject matter of the plaintiff's claim or you will thereafter be barred from making such claim in any other action.

Witness, Barbara J. Rouse, Esquire, at Cambridge
the .... day of ....
........, in the year of our Lord Two Thousand and Six.

Edward J. Sullivan
Clerk

NOTICE TO DEFENDANT — You need not appear personally in court to answer the complaint, but if you claim to have a defense, either you or your attorney must serve a copy of your written answer within 20 days as specified herein and also file the original in the Clerk's Office.

NOTES.
1. This summons is issued pursuant to Rule 4 of the Massachusetts Rules of Civil Procedure.
2. When more than one defendant is involved, the names of all such defendants should appear in the caption. If a separate summons is used for each defendant, each should be addressed to the particular defendant.

FORM NO. SUP. — 001

PROOF OF SERVICE OF PROCESS

I hereby certify and return that on ....
20........., I served a copy of the within summons, together with a copy of the complaint in this action, upon the within-named defendant, in the following manner (See Mass. R. Civ. P. 4 (d) (1-5)):

....
....
....

....

Dated: ...., 20..........

N.B. TO PROCESS SERVER:
PLEASE PLACE DATE YOU MAKE SERVICE ON DEFENDANT IN THIS BOX ON THE ORIGINAL AND ON COPY SERVED ON DEFENDANT.

(________________________________)
(...., 20..........)
(________________________________)

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX ......, ss.

SUPERIOR COURT
DEPARTMENT
OF THE
TRIAL COURT
CIVIL ACTION
No.

.... Plff.

v.

.... Deft.

SUMMONS
(Mass. R. Civ. P. 4)

CIVIL ACTION COVER SHEET	DOCKET NO.(S) 06-4054	Trial Court of Massachusetts Superior Court Department County: Middlesex

PLAINTIFF(S): RMR Hospitality and Real Estate Fund

DEFENDANTS: Bulldog Investors General Partnership; Opportunity Partners Limited Partnership; Full Value Partners Limited Partnership; Opportunity Income Plus Fund Limited Partnership; Kimball & Winthrop, Inc.; Full Value Advisors, LLC; SPAR Advisors LLC; Phillip Goldstein; and John Does Number 1-500

ATTORNEY, FIRM NAME, ADDRESS AND TELEPHONE: Jane E. Willis — BBO# 568024
Ropes & Gray, One International Place, Boston, MA 02110 (617) 951-7000
Board of Bar Overseers number:

ATTORNEY (if known)

Origin code and track designation

Place an x in one box only:

- [X] 1. F01 Original Complaint
- [ ] 2. F02 Removal to Sup.Ct. C.231,s.104 (Before trial) (F)
- [ ] 3. F03 Retransfer to Sup.Ct. C.231,s.102C (X)
- [ ] 4. F04 District Court Appeal c.231, s. 97 &104 (After trial) (X)
- [ ] 5. F05 Reactivated after rescript; relief from judgment/Order (Mass.R.Civ.P. 60) (X)
- [ ] 6. E10 Summary Process Appeal (X)

TYPE OF ACTION AND TRACK DESIGNATION (See reverse side)

CODE NO.	TYPE OF ACTION (specify)	TRACK	IS THIS A JURY CASE?
D13	Declaratory Judgment G.L. c 231A	(A)	( ) Yes (X) No

The following is a full, itemized and detailed statement of the facts on which plaintiff relies to determine money damages. For this form, disregard double or treble damage claims; indicate single damages only.

TORT CLAIMS
(Attach additional sheets as necessary)

A. Documented medical expenses to date:
1. Total hospital expenses .... $..........
2. Total Doctor expenses .... $..........
3. Total chiropractic expenses .... $..........
4. Total physical therapy expenses .... $..........
5. Total other expenses (describe) .... $..........

Subtotal $..........

B. Documented lost wages and compensation to date .... $..........
C. Documented property damages to date .... $..........
D. Reasonably anticipated future medical and hospital expenses .... $..........
E. Reasonably anticipated lost wages .... $..........
F. Other documented items of damages (describe)

$..........

G. Brief description of plaintiff's injury, including nature and extent of injury (describe)

$..........

TOTAL $..........

CONTRACT CLAIMS
(Attach additional sheets as necessary)

Provide a detailed description of claim(s):

TOTAL $. ....

PLEASE IDENTIFY, BY CASE NUMBER, NAME AND COUNTY, ANY RELATED ACTION PENDING IN THE SUPERIOR COURT DEPARTMENT

"I hereby certify that I have complied with the requirements of Rule 5 of the Supreme Judicial Court Uniform Rules on Dispute Resolution (SJC Rule 1:18) requiring that I provide my clients with information about court-connected dispute resolution services and discuss with them the advantages and disadvantages of the various methods."

Signature of Attorney of Record [signature] DATE: 11/13/06

CIVIL ACTION COVER SHEET INSTRUCTIONS

SELECT CATEGORY THAT BEST DESCRIBES YOUR CASE

CONTRACT

Code	Description	Track
A01	Services, labor and materials	(F)
A02	Goods sold and delivered	(F)
A03	Commercial Paper	(F)
A08	Sale or lease of real estate	(F)
A12	Construction Dispute	(A)
A99	Other (Specify)	(F)

TORT

Code	Description	Track
B03	Motor Vehicle negligence-personal injury/property damage	(F)
B04	Other negligence-personal injury/property damage	(F)
B05	Products Liability	(A)
B06	Malpractice-medical	(A)
B07	Malpractice-other(Specify)	(A)
B08	Wrongful death,G.L.c.229,s2A	(A)
B15	Defamation (Libel-Slander)	(A)
B19	Asbestos	(A)
B20	Personal Injury-Slip&Fall	(F)
B21	Environmental	(A)
B22	Employment Discrimination	(F)
B99	Other (Specify)	(F)

REAL PROPERTY

Code	Description	Track
C01	Land taking (eminent domain)	(F)
C02	Zoning Appeal, G.L. c.40A	(F)
C03	Dispute concerning title	(F)
C04	Foreclosure of mortgage	(X)
C05	Condominium lien and charges	(X)
C99	Other (Specify)	(F)

EQUITABLE REMEDIES

Code	Description	Track
D01	Specific performance of contract	(A)
D02	Reach and Apply	(F)
D06	Contribution or Indemnification	(F)
D07	Imposition of Trust	(A)
D08	Minority Stockholder's Suit	(A)
D10	Accounting	(A)
D12	Dissolution of Partnership	(F)
D13	Declaratory Judgment G.L.c.231A	(A)
D99	Other (Specify)	(F)

MISCELLANEOUS

Code	Description	Track
E02	Appeal from administrative Agency G.L. c. 30A	(X)
E03	Action against Commonwealth Municipality, G.L. c.258	(A)
E05	All Arbitration	(X)
E07	c.112,s.12S (Mary Moe)	(X)
E08	Appointment of Receiver	(X)
E09	General contractor bond, G.L. c.149,s.29,29a	(A)
E11	Workman's Compensation	(X)
E14	Chapter 123A Petition-SDP	(X)
E15	Abuse Petition, G.L.c.209A	(X)
E16	Auto Surcharge Appeal	(X)
E17	Civil Rights Act, G.L.c.12,s.11H	(A)
E18	Foreign Discovery proceeding	(X)
E96	Prisoner Cases	(F)
E97	Prisoner Habeas Corpus	(X)
E99	Other (Specify)	(X)

TRANSFER YOUR SELECTION TO THE FACE SHEET.

EXAMPLE:

CODE NO.	TYPE OF ACTION (SPECIFY)	TRACK	IS THIS A JURY CASE?
B03	Motor Vehicle Negligence-Personal Injury	(F)	☒ Yes ☐ No

SUPERIOR COURT RULE 29

DUTY OF THE PLAINTIFF. The plaintiff or his/her counsel shall set forth, on the face sheet (or attach additional sheets as necessary), a statement specifying in full and itemized detail the facts upon which the plaintiff then relies as constituting money damages. A copy of such civil action cover sheet, including the statement as to the damages, shall be served on the defendant together with the complaint. If a statement of money damages, where appropriate is not filed, the Clerk-Magistrate shall transfer the action as provided in Rule 29(5)(C).

DUTY OF THE DEFENDANT. Should the defendant believe the statement of damages filed by the plaintiff in any respect inadequate, he or his counsel may file with the answer a statement specifying in reasonable detail the potential damages which may result should the plaintiff prevail. Such statement, if any, shall be served with the answer.

A CIVIL ACTION COVER SHEET MUST BE FILED WITH EACH COMPLAINT, BUFF COLOR PAPER.

FAILURE TO COMPLETE THIS COVER SHEET THOROUGHLY AND ACCURATELY MAY RESULT IN DISMISSAL OF THIS ACTION.

TO PLAINTIFF'S ATTORNEY: PLEASE CIRCLE TYPE OF ACTION INVOLVED: —
TORT — MOTOR VEHICLE TORT — CONTRACT —
(EQUITABLE RELIEF) — OTHER

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss
[seal]

SUPERIOR COURT
DEPARTMENT
OF THE
TRIAL COURT
CIVIL ACTION
No. 06-4054

HMR Hospitality and Real Estate Fund, Plaintiff(s)

Bulldog Investors General Partnership; Opportunity Partners Limited Partnership; Full Value Partners Limited Partnership; Opportunity Income Plus Fund Limited Partnership; Kimball & Winthrop, Inc.; Full Value Advisors, LLC; SPAR Advisors LLC; Phillip Goldstein; and John Does Number 1-500, Defendant(s)

SUMMONS

To the above-named Defendant:

You are hereby summoned and required to serve upon Jane E. Willis plaintiff's attorney, whose address is Ropes & Gray, LLP, One International Place, Boston, MA 02110, an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You are also required to file your answer to the complaint in the office of the Clerk of this court at 40 Thorndike Street, Cambridge, MA 02141 either before service upon plaintiff's attorney or within a reasonable time thereafter.

Unless otherwise provided by Rule 13(a), your answer must state as a counterclaim any claim which you may have against the plaintiff which arises out of the transaction or occurrence that is the subject matter of the plaintiff's claim or you will thereafter be barred from making such claim in any other action.

Witness, Barbara J. Rouse, Esquire, at Cambridge
the .... day of ....
........................, in the year of our Lord Two Thousand and Six.

Edward J. Sullivan
Clerk

NOTICE TO DEFENDANT — [illegible]

NOTES.
1. This summons is issued pursuant to Rule 4 of the Massachusetts Rules of Civil Procedure.
2. When more than one defendant is involved, the names of all such defendants should appear in the caption. If a separate summons is used for each defendant, each should be addressed to the particular defendant.

FORM NO. SUP. — 001

PROOF OF SERVICE OF PROCESS

I hereby certify and return that on ....
20........., I served a copy of the within summons, together with a copy of the complaint in this action, upon the within-named defendant, in the following manner (See Mass. R. Civ. P. 4 (d) (1-5)):

....
....
....

....

Dated: ...., 20..........

N.B. TO PROCESS SERVER:
PLEASE PLACE DATE YOU MAKE SERVICE ON DEFENDANT IN THIS BOX ON THE ORIGINAL AND ON COPY SERVED ON DEFENDANT.

(______________________________)
(...., 20..........)
(______________________________)

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX ...., ss.

SUPERIOR COURT DEPARTMENT OF THE TRIAL COURT CIVIL ACTION

No.

...., Plff.

v.

...., Deft.

SUMMONS
(Mass. R. Civ. P. 4)

CIVIL ACTION COVER SHEET	DOCKET NO.(S) 06-4054	Trial Court of Massachusetts Superior Court Department County: Middlesex

PLAINTIFF(S)	DEFENDANT(S)
RMR Hospitality and Real Estate Fund	Bulldog Investors General Partnership; Opportunity Partners Limited Partnership; Full Value Partners Limited Partnership; Opportunity Income Plus Fund Limited Partnership; Kimball & Winthrop, Inc.; Full Value Advisors, LLC; SPAR Advisors LLC; Phillip Goldstein; and John Does Number 1-500
ATTORNEY, FIRM NAME, ADDRESS AND TELEPHONE: Jane E. Willis — BBO# 568024, Ropes & Gray, One International Place, Boston, MA 02110 (617) 951-7000 Board of Bar Overseers number:	ATTORNEY (if known)

Origin code and track designation

Place an x in one box only:

- [X] 1. F01 Original Complaint
- [ ] 2. F02 Removal to Sup.Ct. C.231,s.104 (Before trial) (F)
- [ ] 3. F03 Retransfer to Sup.Ct. C.231,s.102C (X)
- [ ] 4. F04 District Court Appeal c.231, s. 97 &104 (After trial) (X)
- [ ] 5. F05 Reactivated after rescript; relief from judgment/Order (Mass.R.Civ.P. 60) (X)
- [ ] 6. E10 Summary Process Appeal (X)

TYPE OF ACTION AND TRACK DESIGNATION (See reverse side)

CODE NO.	TYPE OF ACTION (specify)	TRACK	IS THIS A JURY CASE?
D13	Declaratory Judgment G.L. c 231A	(A)	( ) Yes (X) No

The following is a full, itemized and detailed statement of the facts on which plaintiff relies to determine money damages. For this form, disregard double or treble damage claims; indicate single damages only.

TORT CLAIMS

(Attach additional sheets as necessary)

A. Documented medical expenses to date:

1. Total hospital expenses .... $.........
2. Total Doctor expenses .... $.........
3. Total chiropractic expenses .... $.........
4. Total physical therapy expenses .... $.........
5. Total other expenses (describe) .... $.........

Subtotal $.........

B. Documented lost wages and compensation to date .... $.........

C. Documented property damages to date .... $.........

D. Reasonably anticipated future medical and hospital expenses .... $.........

E. Reasonably anticipated lost wages .... $.........

F. Other documented items of damages (describe) $.........

G. Brief description of plaintiff's injury, including nature and extent of injury (describe)

$.........

TOTAL $.........

FILED IN THE OFFICE OF THE CLERK OF COURTS FOR THE COUNTY OF MIDDLESEX NOV 13 2006 CLERK

CONTRACT CLAIMS

(Attach additional sheets as necessary)

Provide a detailed description of claim(s):

TOTAL $.........

PLEASE IDENTIFY, BY CASE NUMBER, NAME AND COUNTY, ANY RELATED ACTION PENDING IN THE SUPERIOR COURT DEPARTMENT

"I hereby certify that I have complied with the requirements of Rule 5 of the Supreme Judicial Court Uniform Rules on Dispute Resolution (SJC Rule 1:18) requiring that I provide my clients with information about court-connected dispute resolution services and discuss with them the advantages and disadvantages of the various methods."

Signature of Attorney of Record [signature] DATE: 11/13/06

AOTC-6 mtc005-11/99
A.O.S.C. 1-2000

CIVIL ACTION COVER SHEET

DOCKET NO.(S) 06-4054

Trial Court of Massachusetts
Superior Court Department
County: Middlesex

PLAINTIFF(S)
HMR Hospitality and Real Estate Fund

DEFENDANT(S) Bulldog Investors General Partnership; Opportunity Partners Limited Partnership; Full Value Partners Limited Partnership; Opportunity Income Plus Fund Limited Partnership; Kimball & Winthrop, Inc.; Full Value Advisors, LLC; SPAR Advisors LLC; Phillip Goldstein; and John Does Number 1-500

ATTORNEY, FIRM NAME, ADDRESS AND TELEPHONE
Jane E. Willis — BBO# 568024
Ropes & Gray, One International Place,
Board of Bar Overseers number: Boston, MA 02110 (617) 951-7000

ATTORNEY (if known)

Origin code and track designation

Place an x in one box only:

- [X] 1. F01 Original Complaint
- [ ] 2. F02 Removal to Sup.Ct. C.231,s.104 (Before trial) (F)
- [ ] 3. F03 Retransfer to Sup.Ct. C.231,s.102C (X)
- [ ] 4. F04 District Court Appeal c.231, s. 97 &104 (After trial) (X)
- [ ] 5. F05 Reactivated after rescript; relief from judgment/Order (Mass.R.Civ.P. 60) (X)
- [ ] 6. E10 Summary Process Appeal (X)

TYPE OF ACTION AND TRACK DESIGNATION (See reverse side)

CODE NO.	TYPE OF ACTION (specify)	TRACK	IS THIS A JURY CASE?
D13	Declaratory Judgment G.L. c 231A	(A)	( ) Yes (X) No

The following is a full, itemized and detailed statement of the facts on which plaintiff relies to determine money damages. For this form, disregard double or treble damage claims; indicate single damages only.

TORT CLAIMS
(Attach additional sheets as necessary)

A. Documented medical expenses to date:
1. Total hospital expenses .... $ ....
2. Total Doctor expenses .... $ ....
3. Total chiropractic expenses .... $ ....
4. Total physical therapy expenses .... $ ....
5. Total other expenses (describe) .... $ ....

Subtotal $ ....

B. Documented lost wages and compensation to date .... $ ....
C. Documented property damages to date .... $ ....
D. Reasonably anticipated future medical and hospital expenses .... $ ....
E. Reasonably anticipated lost wages .... $ ....
F. Other documented items of damages (describe)

$ ....

G. Brief description of plaintiff's injury, including nature and extent of injury (describe)

$ ....

TOTAL $ ....

CONTRACT CLAIMS
(Attach additional sheets as necessary)

Provide a detailed description of claim(s):

TOTAL $. ....

PLEASE IDENTIFY, BY CASE NUMBER, NAME AND COUNTY, ANY RELATED ACTION PENDING IN THE SUPERIOR COURT DEPARTMENT

"I hereby certify that I have complied with the requirements of Rule 5 of the Supreme Judicial Court Uniform Rules on Dispute Resolution (SJC Rule 1:18) requiring that I provide my clients with information about court-connected dispute resolution services and discuss with them the advantages and disadvantages of the various methods."

Signature of Attorney of Record [signature] DATE: 11/13/06

AOTC-6 mtc005-11/99
A.O.S.C. 1-2000

CIVIL ACTION COVER SHEET INSTRUCTIONS

SELECT CATEGORY THAT BEST DESCRIBES YOUR CASE

CONTRACT

Code	Type	Track
01	Services, labor and materials	(F)
02	Goods sold and delivered	(F)
03	Commercial Paper	(F)
08	Sale or lease of real estate	(F)
12	Construction Dispute	(A)
99	Other (Specify)	(F)

TORT

Code	Type	Track
03	Motor Vehicle negligence-personal injury/property damage	(F)
04	Other negligence-personal injury/property damage	(F)
05	Products Liability	(A)
06	Malpractice-medical	(A)
07	Malpractice-other(Specify)	(A)
08	Wrongful death,G.L.c.229,s2A	(A)
15	Defamation (Libel-Slander)	(A)
19	Asbestos	(A)
20	Personal Injury-Slip&Fall	(F)
21	Environmental	(A)
22	Employment Discrimination	(F)
99	Other (Specify)	(F)

REAL PROPERTY

Code	Type	Track
C01	Land taking (eminent domain)	(F)
C02	Zoning Appeal, G.L. c.40A	(F)
C03	Dispute concerning title	(F)
C04	Foreclosure of mortgage	(X)
C05	Condominium lien and charges	(X)
C99	Other (Specify)	(F)

EQUITABLE REMEDIES

Code	Type	Track
D01	Specific performance of contract	(A)
D02	Reach and Apply	(F)
D06	Contribution or Indemnification	(F)
D07	Imposition of Trust	(A)
D08	Minority Stockholder's Suit	(A)
D10	Accounting	(A)
D12	Dissolution of Partnership	(F)
D13	Declaratory Judgment G.L.c.231A	(A)
D99	Other (Specify)	(F)

MISCELLANEOUS

Code	Type	Track
E02	Appeal from administrative Agency G.L. c. 30A	(X)
E03	Action against Commonwealth Municipality, G.L. c.258	(A)
E05	All Arbitration	(X)
E07	c.112,s.12S (Mary Moe)	(X)
E08	Appointment of Receiver	(X)
E09	General contractor bond, G.L. c.149,s.29,29a	(A)
E11	Workman's Compensation	(X)
E14	Chapter 123A Petition-SDP	(X)
E15	Abuse Petition, G.L.c.209A	(X)
E16	Auto Surcharge Appeal	(X)
E17	Civil Rights Act, G.L.c.12,s.11H	(A)
E18	Foreign Discovery proceeding	(X)
E96	Prisoner Cases	(F)
E97	Prisoner Habeas Corpus	(X)
E99	Other (Specify)	(X)

TRANSFER YOUR SELECTION TO THE FACE SHEET.

EXAMPLE:

CODE NO.	TYPE OF ACTION (SPECIFY)	TRACK	IS THIS A JURY CASE?
B03	Motor Vehicle Negligence-Personal Injury	(F)	☒ Yes ☐ No

SUPERIOR COURT RULE 29

UTY OF THE PLAINTIFF. The plaintiff or his/her counsel shall set forth, on the face sheet (or attach additional sheets as scessary), a statement specifying in full and itemized detail the facts upon which the plaintiff then relies as constituting money images. A copy of such civil action cover sheet, including the statement as to the damages, shall be served on the defendant gether with the complaint. If a statement of money damages, where appropriate is not filed, the Clerk-Magistrate shall transfer e action as provided in Rule 29(5)(C).

UTY OF THE DEFENDANT. Should the defendant believe the statement of damages filed by the plaintiff in any respect adequate, he or his counsel may file with the answer a statement specifying in reasonable detail the potential damages which ay result should the plaintiff prevail. Such statement, if any, shall be served with the answer.

A CIVIL ACTION COVER SHEET MUST BE FILED WITH EACH COMPLAINT, BUFF COLOR PAPER.

FAILURE TO COMPLETE THIS COVER SHEET THOROUGHLY AND ACCURATELY MAY RESULT IN DISMISSAL OF THIS ACTION.

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss. SUPERIOR COURT DEPARTMENT OF THE TRIAL COURT

06-4054

RMR HOSPITALITY and REAL ESTATE FUND,
Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP; OPPORTUNITY PARTNERS LIMITED PARTNERSHIP; FULL VALUE PARTNERS LIMITED PARTNERSHIP; OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP; KIMBALL & WINTHROP, INC.; FULL VALUE ADVISORS, LLC; SPAR ADVISORS, LLC; PHILLIP GOLDSTEIN; and JOHN DOES NUMBER 1-500,
Defendants.

Civil Action No.:


FILED
IN THE OFFICE OF THE
CLERK OF COURTS
FOR THE COUNTY OF MIDDLESEX
NOV 13 2006
CLERK

COMPLAINT

1. This is an action for declaratory judgment and specific performance by Plaintiff RMR Hospitality and Real Estate Fund ("RHR"), a mutual fund organized as a Massachusetts business trust, to enforce provisions of its Agreement and Declaration of Trust (the "Trust Agreement"). RHR's Trust Agreement provides that, with certain exceptions, no person or group of persons acting together may own more than 9.8% of RHR's outstanding shares. This ownership restriction, which RHR has repeatedly and publicly disclosed, limits the ability of a shareholder to acquire control of RHR or force RHR to act in a manner inconsistent with its investment objectives. It also enables RHR to comply with restrictions imposed by companies in

which RHR invests under applicable tax laws. Notwithstanding this restriction, Bulldog Investors General Partnership and its affiliates ("Bulldog") have acquired approximately 14% of RHR's outstanding shares; and, despite RHR's multiple requests, Bulldog has refused to reduce its ownership interest in RHR. In this action, RHR seeks a declaratory judgment that Bulldog's ownership of RHR shares violates the Trust Agreement and that RHR may take corrective action as permitted by the Trust Agreement. RHR also seeks specific performance ordering Bulldog to disclose information about its RHR shares, including the street name and custodial account in which the shares are held, so that RHR may implement the actions authorized by the Trust Agreement.

The Parties

2. Plaintiff RHR is a Massachusetts business trust with its principal place of business in Newton, Massachusetts. RHR's membership interests, or common shares, are traded on the American Stock Exchange. RHR has several thousand shareholders, including residents of Massachusetts, New York, New Jersey, Delaware, Ohio and other states.

3. Defendant Bulldog is a general partnership with a principal place of business at 60 Heritage Drive, Pleasantville, New York. On information and belief, Bulldog sometimes claims to have a principal place of business at Park 80 West-Plaza Two, Saddle Brook, New Jersey. Despite inquiry, RHR has been unable to determine the jurisdiction under whose laws Bulldog has been organized, but RHR believes and alleges Bulldog exists as a creature of New York law or of Ohio law.

4. Defendant Opportunity Partners Limited Partnership ("Opportunity Fund") is an Ohio limited partnership. On information and belief, Opportunity Fund's principal place of business is 60 Heritage Drive, Pleasantville, New York or at Park 80 West-Plaza Two, Saddle Brook, New Jersey.

5. Defendant Full Value Partners Limited Partnership ("Full Value Fund") is a Delaware limited partnership. On information and belief, Full Value Fund's principal place of business is at 60 Heritage Drive, Pleasantville, New York or at Park 80 West-Plaza Two, Saddle Brook, New Jersey.

6. Defendant Opportunity Income Plus Fund Limited Partnership ("Opportunity Plus Fund") is a Delaware limited partnership. On information and belief, Opportunity Plus Fund's principal place of business is at 60 Heritage Drive, Pleasantville, New York or at Park 80 West-Plaza Two, Saddle Brook, New Jersey.

7. Defendant Kimball & Winthrop, Inc. is an Ohio corporation with a principal place of business at 60 Heritage Drive, Pleasantville, New York or at Park 80 West-Plaza Two, Saddle Brook, New Jersey.

8. Defendant Full Value Advisors, LLC ("Full Value Advisors") is a New Jersey limited liability company with a principal place of business at 60 Heritage Drive, Pleasantville, New York or at Park 80 West-Plaza Two, Saddle Brook, New Jersey.

9. Defendant Spar Advisors, LLC ("Spar Advisors") is a New York limited liability company. On information and belief, Spar Advisors's principal place of business is at 60 Heritage Drive, Pleasantville, New York or at Park 80 West-Plaza Two, Saddle Brook, New Jersey.

10. Defendant Phillip Goldstein ("Goldstein") is an individual who resides at 60 Heritage Drive, Pleasantville, New York.

11. Defendants John Does number 1 to 500 are individuals and entities which are partners of Bulldog, Opportunity Fund, Full Value Fund or Opportunity Plus Fund, or who are

acting together with Kimball & Winthrop and Goldstein regarding the subject matter of this complaint, but the identity of whom is not yet known to RHR.

Jurisdiction and Venue

12. This Court has jurisdiction over the parties pursuant to Mass. Gen. L. c. 223A, § 3, including, without limitation, § 3(a).

13. Venue properly lies in this Court pursuant to Mass. Gen. L. c. 223, § 1.

Relevant Facts

RMR Hospitality and Real Estate Fund

14. RHR is a closed end mutual fund which invests primarily in hospitality and real estate securities including Real Estate Investment Trusts (REITs). RHR was formed in January 2004, when its Trust Agreement was executed and filed with the Massachusetts Secretary of State. A copy of the Trust Agreement is attached as Exhibit A.

15. RHR is registered as an investment company under the Investment Company Act of 1940 (the "1940 Act"). RHR is managed by a board of trustees, officers appointed by its board of trustees and by RMR Advisors, Inc., a Massachusetts corporation which is a registered mutual fund adviser under the federal Investment Advisers Act (the "Advisers Act").

16. A closed end mutual fund like RHR differs from the more common open end mutual fund in several important ways. Both take capital contributed by shareholders and invest it in securities. In an open end fund, investors buy their shares from the fund and can tender shares to the fund for redemption. An open end mutual fund continuously offers to sell additional shares or redeem outstanding shares at a price that is based on the current "net asset value." Net asset value is the total market value of the fund's investments divided by the number of the fund's shares outstanding from time to time. The total assets of an open end fund rise or

fall, depending on whether investors purchase or redeem shares, and depending on the performance of the fund's investments.

17. Investors in a closed end mutual fund, on the other hand, purchase their shares in an initial public offering by the fund or from other shareholders in market transactions. A closed end fund does not regularly sell additional shares or redeem its outstanding shares. Instead, the number of outstanding shares of a closed end mutual fund is fixed and the shares are traded on a securities exchange, much like shares of other publicly owned companies. The assets of a closed end mutual fund are unaffected by the purchase or sale of its shares, and the share price fluctuates according to supply and demand in the public market for the fund's shares.

18. Because a closed end mutual fund is not obligated to redeem shares upon request by shareholders, the fund is normally able to invest a greater amount of its assets in securities that offer long term value or are less liquid. Also because they have a relatively stable amount of assets, closed end mutual funds are better able to use borrowed or leveraged funding to implement an investment program than can open end funds, which do not have a stable borrowing base of assets. The shares of a closed end fund sometimes trade at a share price lower than the fund's net asset value. The difference between a lower price at which closed end mutual fund shares sometimes trade and their net asset value is commonly referred to as the "discount". Similarly, the shares of a closed end mutual fund sometimes trade at a price which is greater than their net asset value, and that difference is commonly referred to as the "premium". Investors in closed end mutual funds expect that their shares may trade at a discount or a premium to net asset value, and it is generally only by coincidence if they trade at net asset value.

Bulldog and Phillip Goldstein

19. Upon information and belief: (i) Bulldog is a general partnership of Opportunity Fund, Full Value Fund, Opportunity Plus Fund and others; (ii) Kimball & Winthrop is the managing partner and investment adviser to Bulldog and Opportunity Fund; (iii) Full Value Advisors is the general partner and investment adviser to Full Value Fund; (iv) Spar Advisors is the general partner and investment adviser to Opportunity Plus Fund; and (v) Goldstein is a founder and principal of Bulldog, a partner of each of Bulldog, Opportunity Fund, Full Value Fund and Opportunity Plus Fund, at least the 50% owner, President and controlling person of Kimball & Winthrop, and a Managing Member of Full Value Advisors and Spar Advisors.

20. None of Bulldog, Opportunity Fund, Full Value Fund nor Opportunity Plus Fund are registered as investment companies under the 1940 Act. Similarly, none of Kimball & Winthrop, Full Value Advisors, Spar Advisors nor Goldstein are registered under the Advisers Act. Rather, the Defendants operate as what is commonly referred to as a "hedge fund". Unless the context requires otherwise, the Defendants are hereinafter collectively referred to as "Bulldog".

21. Bulldog regularly solicits Massachusetts residents to be its investors, but none of the Defendants is registered with the Securities Division of the Massachusetts Secretary of State.

22. Bulldog regularly describes itself as an "activist" investor which specializes in investing in publicly traded closed end mutual funds. According to its own advertising materials distributed in Massachusetts, Bulldog's investment techniques are to amass a significant percentage of a target company and then begin "putting pressure on management" to take actions which may cause the market price of the shares to increase, by publicly campaigning for "liquidation, a share buyback, a self-tender" or some other measure to change management or

open end the target company. Then, when the share price increases, Bulldog may sell its investment at a profit, often leaving the remaining shareholders with a weaker company. Bulldog frequently threatens and engages in expensive litigation and publicizes its activities in the hope of increasing the share price of the target company. According to some of Bulldog's own investment sales materials, it has "been involved in nearly two dozen proxy contests over the past 8 years".

23. Before the Defendants Bulldog Investors General Partnership, Opportunity Fund, Full Value Fund and Opportunity Plus Fund (the "Goldstein Managed Funds") make a significant investment in a Bulldog target such as RHR, Defendant Goldstein often personally purchases shares in the target companies. Then, as the Goldstein Managed Funds purchase large quantities of additional shares in those same target companies, the share prices of the target companies increase. By regularly engaging in these so called "front running" activities, Defendant Goldstein is able to personally profit from his personal share purchases without regard to whether the Goldstein Managed Funds and their investors are able to profit. This practice is evidence of the unethical and inequitable conduct associated with the activities of Defendant Goldstein and his Bulldog business.

Bulldog's Acquisition of RHR Shares

24. The Trust Agreement requires that any person or group of persons who intends to acquire more than 9.8% of RHR's outstanding shares must give 15 days advance notice of its intention to do so. *See* Trust Agreement, Article V, § 2.3 at Exhibit A. In addition, applicable provisions of the federal securities laws require that any person or group of persons who acquires 5% or more of a publicly owned company must give written notice to the company within 10 days after the acquisition. Despite these requirements, neither Bulldog nor any of the Defendants

gave notice to RHR of their share ownership of RHR until after RHR independently learned of this ownership and contacted Bulldog.

25. As a part of its routine review of public filings applicable to RHR at the federal Securities and Exchange Commission (the "SEC") in August 2006, RHR discovered that Bulldog reported owning 327,400 shares of RHR.

26. On information and belief, as of the date of this complaint, Bulldog acting for itself and the other entity Defendants currently owns 368,400 shares of RHR which constitute approximately 14% of all RHR shares outstanding.

27. On information and belief, Defendant Goldstein personally (or in a joint account with his wife) owns 6,000 shares of RHR which he acquired before most of the purchases of RHR were made by the Goldstein Managed Funds.

RHR's Ownership Limitation

28. When Bulldog purchased shares of RHR, it expressly assented, agreed, and became a party, to the terms of RHR's Trust Agreement. *See* Trust Agreement, Article III, § 8, at Exhibit A.

29. The Trust Agreement provides that with certain limited exceptions which are not applicable to Bulldog, no "person" may own more than 9.8 % of the outstanding common shares of RHR (hereinafter, the "Aggregate Share Ownership Limit" or "Ownership Limitation"). Article I, Section 2(g) of the Trust Agreement defines a "person" as follows:

> "Person" means an individual, corporation, partnership, estate, trust . . . , association, private foundation . . . , joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 . . .

See Trust Agreement, Article I, § 2(g), at Exhibit A.

30. Article V, Section 2.1 of the Trust Agreement states the Ownership Limitation as follows:

> Ownership Limitations. From and after the Initial Date:
>
> (a) Basic Restrictions.
>
> (i) (1) No Person . . . shall Beneficially Own or Constructively Own Equity Shares in excess of the Aggregate Share Ownership Limit . . . .

See Trust Agreement, Article V, § 2.1(a), at Exhibit A. Article V, Section 1 of the Trust Agreement defines the Aggregate Share Ownership Limit as 9.8%. *See* Trust Agreement, Article V, § 1, at Exhibit A.

31. This Ownership Limitation has been publicly disclosed by RHR. It is set forth in the Trust Agreement, which is available from the *Massachusetts Secretary of State*, and it has also been disclosed in every offering prospectus RHR has distributed to investors since its organization.

32. The Ownership Limitation exists to limit the ability of an investor group to acquire control of RHR, to force RHR to convert to an open end mutual fund or otherwise to take action inconsistent with RHR's investment objectives. RHR's public disclosures have clearly set forth this explanation. For example, the prospectus distributed to investors by which RHR completed its *initial* public offering included the following under the heading "Anti-Takeover Provisions":

> Our declaration of trust and bylaws contain provisions which limit the ability of any person to acquire control of the Fund or to convert the Fund to an open end investment company. For example, our board of trustees may strictly enforce the provisions in our declaration of trust that prohibit any person or group from owning more than 9.8%, in the aggregate by value as well as by class, of our common shares. These provisions may have the effect of depriving you of the ability to sell your common shares at a premium to their market value.

See RHR offering prospectus dated April 27, 2004, excerpts of which are attached as Exhibit B.

33. The Ownership Limitation also exists to permit flexibility to carry out RHR's investment program. As explained above, RHR regularly invests in REITs. REITs generally pay high dividends because REITs do not pay taxes on the income they receive and distribute to REIT shareholders like RHR. The Internal Revenue Code (the "Code") places complex restrictions on the ownership of REITs, and on the amount of income a REIT can earn from various sources. For example, the Code provides that a REIT's five largest shareholders cannot own more than 50 percent of the REIT's outstanding stock. The Code also provides that a REIT may not receive tax free rental income from a tenant if the REIT is deemed to own 10% or more of the tenant.

34. The Code contains complex ownership attribution rules for purposes of *determining* whether a REIT is entitled to tax exempt status. For example, because the Defendants are working together under common ownership and control and because Bulldog owns more than 10% of RHR, all of the shares of a REIT or tenant of a REIT owned by Bulldog may be attributed to and combined with the shares owned by RHR of the same REIT or tenant for purposes of determining whether the particular REIT continues to qualify for tax exempt status.

35. If a REIT fails to comply with the Code's restrictions, it will lose its tax free status. In order to avoid that possibility, REITs impose restrictions to prevent an investor from owning more than 10% of their shares. REITs also take steps to limit the extent to which they are attributed to have ownership in any current or prospective tenant. Most, if not all, of the REITs in which RHR invests or considers investing impose these types of restrictions and typically prohibit any investor from owning more than 9.8% or 9.9% of each REIT. RHR implemented its Ownership Limitation, in part, to ensure its compliance with the restrictions

imposed by the REITs in which RHR invests so that these REITs may continue to be tax exempt and pay high dividends to RHR.

The Trust Agreement's Corrective Mechanism

36. The Trust Agreement contains a corrective mechanism that is triggered when a shareholder such as Bulldog violates its Ownership Limitation. The Trust Agreement provides that the number of shares in excess of the Ownership Limitation may be transferred to a charitable trust, whose trustee is then instructed to sell the shares with a portion of the proceeds payable to the offending shareholder and the remainder to a charitable beneficiary.

37. Section 2.1(b) of Article V of the Trust Agreement provides as follows:

> Transfer in Trust. If any Transfer of Equity Shares occurs which, if effective, would result in any Person Beneficially Owning or Constructively Owning Equity Shares in violation of . . . [the Ownership Limitation],
>
> (i) then that number of Equity Shares the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate Section 2.1(a)(i) . . . shall be automatically transferred to a Charitable Trust for the benefit of a Charitable Beneficiary, as described in Section 3 of this Article V.

See Trust Agreement, Article V, § 2.1(b), at Exhibit A.

38. Section 3.4 of Article V of the Trust Agreement provides for the sale of the excess shares as follows:

> Within 20 days of receiving notice from the Trust that Equity Shares have been transferred to the Charitable Trust, the Charitable Trustee shall sell the shares held in the Charitable Trust to a Person, designated by the Charitable Trustee, whose ownership of the shares will not violate the ownership limitations set forth in Section 2.1(a) of this Article V [*i.e.*, the 9.8% Ownership Limitation]. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Charitable Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in this Section 3.4 . . . .

See Trust Agreement, Article V, § 3.4, at Exhibit A.

39. RHR and its trustees are empowered by the Trust Agreement to carry out this corrective mechanism and to take such other action as they deem advisable to enforce the Ownership Limitation. They are also authorized to seek equitable relief, including injunctive relief, to implement the corrective mechanism. *See* Trust Agreement, Article V, §§ 2.2, 2.5 and 4 at Exhibit A.

Bulldog's Refusal To Comply With the Trust Agreement

40. As described above, Article V, § 2.3 of the Trust Agreement requires any person who intends to acquire RHR shares in excess of the Ownership Limitation to provide 15 days written notice to RHR prior to doing so. Bulldog did not comply with this requirement. As a result, RHR first learned that Bulldog violated the Ownership Limitation when it discovered a Bulldog filing at the SEC relating to RHR.

41. Upon learning of Bulldog's excess share ownership, RHR's President, Mr. Thomas M. O'Brien, wrote to Bulldog on August 9, 2006 requesting Bulldog to bring its holdings into compliance with the Ownership Limitation in the Trust Agreement.

42. Bulldog responded by letter from Defendant Goldstein to Mr. O'Brien dated August 15, 2006. In his letter, Defendant Goldstein refused to reduce Bulldog's share ownership in RHR and argued that the Ownership Limitation serves no legitimate purpose. He also threatened a proxy contest or "expensive litigation" unless RHR was willing to meet with Bulldog representatives and take various actions that Bulldog might propose.

43. By letter dated August 25, 2006, RHR again urged Bulldog to bring its share ownership in compliance with the Trust Agreement and explained that Bulldog's failure to do so would require RHR to implement the corrective mechanisms set forth in the Trust Agreement.

44. By letter dated September 25, 2006, Mr. Goldstein stated that Bulldog is unwilling to reduce its share ownership but that Bulldog would hold off purchasing more RHR shares (in further violation of the Ownership Limitation), and hold off discussing RHR publicly, so that RHR could consider Bulldog's demands.

45. By letter dated October 17, 2006, RHR again requested that Bulldog bring its share ownership into compliance with the Ownership Limitation and also requested information regarding the street name in which Bulldog's RHR shares are held, so that RHR could enforce the Trust Agreement to reduce Bulldog's share ownership. This letter requested that Bulldog provide the requested information by November 10, 2006.

46. Section 2.4 of Article V of the Trust Agreement requires Bulldog to provide information as RHR may request to ensure compliance with the Ownership Limitation.

47. Bulldog responded to RHR's request for information with a letter from Defendant Goldstein to Mr. O'Brien dated October 21, 2006. In its letter Bulldog admitted that it is familiar with the Ownership Limitation in the Trust Agreement but questioned the purpose of the Ownership Limitation and then threatened "to consider a public appeal to RHR's shareholders." Bulldog's letter of October 21, 2006 did not address RHR's request for information.

48. By letter dated October 31, 2006 from Mr. O'Brien, RHR responded to Bulldog. This letter explains the rationale for the 9.8% ownership limitation in REITs and explains that RHR's Ownership Limitation allows it to make REIT investments without monitoring its shareholders' (*i.e.* Bulldog's) investments. This letter also explains that the Ownership Limitation is contained in the Trust Agreement and is enforceable regardless of the tax compliance rationale. Finally, this letter again requests the information concerning the street name and custodial account in which Bulldog holds its shares be provided by November 10,

2006 so that RHR might verify Bulldog's ownership and implement the corrective actions permitted by the Trust Agreement.

49. Bulldog responded by letter from Defendant Goldstein dated November 3, 2006. Bulldog's letter did not agree to reduce Bulldog's share ownership, and did not provide the information about Bulldog's shares that RHR requested.

50. By letter dated November 8, 2006, RHR again urged Bulldog to reduce its share ownership, and to provide information about its shares by November 10, 2006.

51. As of the date of this complaint, Bulldog has refused to provide the information requested by RHR.

52. Copies of the correspondence between Mr. O'Brien for RHR and Mr. Goldstein for Bulldog dated August 9, August 15, August 25, September 25, October 17, October 21, October 31, November 3 and November 8, 2006 are attached hereto as Exhibit C.

<u>Count I: Declaratory Judgment</u>

53. Plaintiff RHR repeats paragraphs numbered 1 - 52.

54. The Trust Agreement limits the number of RHR shares which may be owned by any one of its shareholders or a group of its shareholders acting together to 9.8% of the total RHR shares outstanding.

55. Defendant Bulldog Investors General Partnership and Defendant Goldstein, acting for themselves or on behalf of one or more of the other Defendants, have violated the Ownership Limitation by purchasing more than 9.8% of the outstanding shares of RHR.

56. Despite repeated requests by Plaintiff RHR, the Defendants have refused to bring their share ownership into compliance with the Ownership Limitation and have refused to cooperate with Plaintiff RHR in enforcing the Trust Agreement. An actual controversy therefore exists between Plaintiff RHR and the Defendants.

57. Plaintiff RHR is entitled to a declaration that the Defendants' ownership of RHR shares violates the Trust Agreement and that Plaintiff RHR may take corrective action as provided in the Trust Agreement.

COUNT II: Specific Performance

58. Plaintiff RHR repeats paragraphs numbered 1 - 57.

59. Plaintiff RHR has repeatedly requested that the Defendants provide information concerning their ownership of RHR shares including the street name and custodial account in which the Defendants' RHR shares are owned, but the Defendants have refused to provide that information.

60. The Trust Agreement requires RHR shareholders to provide information about their share ownership to RHR when RHR requests it.

61. Plaintiff RHR requires the information requested from the Defendants in order that Plaintiff may implement the corrective mechanism in the Trust Agreement to enforce the Ownership Limitation.

62. The Defendants, and particularly Defendants Kimball & Winthrop and Defendant Goldstein who control the day to day business of all of the Defendants, should be ordered to provide the information requested by Plaintiff RHR.

Prayer For Relief

Wherefore, RHR respectfully prays that this Court:

1. Enter a judgment for Plaintiff RHR declaring that the Defendants' ownership of RHR shares violates the Trust Agreement and that RHR is entitled to take corrective action as provided in the Trust Agreement;

2. Order the Defendants and each of them to spec fically perform their obligations under the Trust Agreement so that RHR may enforce the Trus: Agreement and specifically as follows:

a. Order the Defendant Kimball & Winthr p and Defendant Goldstein to provide to RHR the street name or custr dial account in which all the RHR shares owned beneficially and of record by each Defendant are held;

b. Order the Defendant Kimball & Winthr p and Defendant Goldstein to cooperate with RHR in the transfer and sale of the Defendants' RHR shares in compliance with the Ownership Limitation in the Trust Agreement; and

c. Order the Defendants to provide RHR such additional information concerning Defendants' RHR share ownership as RHR may reasonably request.

3. Award to RHR its attorneys' fees and costs; and

4. Grant such other or further relief as may be appropriate in this matter.

RMR HOSPITALITY AND REAL ESTATE FUND

By its attorneys,



Jane E. Willis (#568024)
Justin J. Wolosz (#643543)
Ann L. Kiro (#663434)
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110-2624
(617) 951-7000

November 13, 2006

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

06-4054

RMR HOSPITALITY and REAL ESTATE FUND,
Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP;
OPPORTUNITY PARTNERS LIMITED PARTNERSHIP;
FULL VALUE PARTNERS LIMITED PARTNERSHIP;
OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP;
KIMBALL & WINTHROP, INC.;
FULL VALUE ADVISORS, LLC;
SPAR ADVISORS LLC;
PHILLIP GOLDSTEIN; and
JOHN DOES NUMBER 1-500,

Defendants.

Civil Action No.:

PLAINTIFF'S MOTION FOR SPECIAL PROCESS SERVER

Pursuant to Rule 4(c) of the Massachusetts Rules of Civil Procedure, plaintiff RMR Hospitality and Real Estate Fund ("RHR"), hereby moves for the appointment of Beacon Hill Research, Inc. and/or its agents, or such other duly authorized Constable as may be necessary, as a Special Process Server to serve process upon the defendants in this action. RHR avers to the

10042055_1

best of its knowledge and belief that the person employed to be process server will be eighteen years of age or over and will not be party to this action.

RMR HOSPITALITY AND REAL ESTATE FUND

By its attorneys,



Jane B. Willis (#568024)
Justin J. Wolosz (#643543)
Ann L. Kim (#663434)
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110-2624
(617) 951-7000

November 13, 2006


11/13/06 Motion Allowed
Attest:
Deputy Assistant Clerk
Murphy (J.)

Commonwealth of Massachusetts
County of Middlesex
The Superior Court

CIVIL DOCKET# MICV2006-04054-A

RE: RMR Hospitality and Real Estate Fund v Bulldog Investors General Partnership et al

TO: Jane E Willis, Esquire
Ropes & Gray
1 International Place
Boston, MA 02110-2624

TRACKING ORDER - A TRACK

You are hereby notified that this case is on the average (A) track as per Superior Court Standing Order 1-88. The order requires that the various stages of litigation described below must be completed not later than the deadlines indicated.

STAGES OF LITIGATION	DEADLINE
Service of process made and return filed with the Court	02/11/2007
Response to the complaint filed (also see MRCP 12)	04/12/2007
All motions under MRCP 12, 19, and 20 filed	04/12/2007
All motions under MRCP 15 filed	02/06/2008
All discovery requests and depositions completed	01/01/2009
All motions under MRCP 56 served and heard	03/02/2009
Final pre-trial conference held and firm trial date set	06/30/2009
Case disposed	11/12/2009

The final pre-trial deadline is not the scheduled date of the conference. You will be notified of that date at a later time.
Counsel for plaintiff must serve this tracking order on defendant before the deadline for filing return of service.

This case is assigned to session A sitting in Rm 12A (Cambridge), Middlesex Superior Court.

Dated: 11/14/2006

Edward J. Sullivan
Clerk of the Courts
BY: William Smith
Assistant Clerk

Location: Rm 12A (Cambridge)
Telephone: 617-494-4010 EXT 4341

Check website for status of case: http://ma-trialcourts.org/tcic

Commonwealth of Massachusetts
County of Middlesex
The Superior Court

Civil Docket MICV2006-04054

RE: RMR Hospitality and Real Estate Fund v Bulldog Investors General Partnership et al

TO: Theodore M Hess-Mahan, Esquire
Shapiro Haber & Urmy
Exchange Place
53 State Street
Boston, MA 02109

CLERK'S NOTICE

This is to notify you that in the above referenced case the Court's action on **12/11/2006**:

RE: Assented To MOTION For Order Setting Briefing Schedule For Defendants' Motion To Dismiss The Complaint

is as follows:

Motion (P#11) ALLOWED (Ernest B. Murphy, Justice) notices mailed 12/11/2006

Dated at Cambridge, Massachusetts this 11th day of December, 2006.

Edward J. Sullivan,
Clerk of the Courts

BY:

William Smith
Assistant Clerk

Telephone: 617-494-4010 EXT 4341

Copies mailed 12/11/2006

Commonwealth of Massachusetts
County of Middlesex
The Superior Court

Civil Docket MICV2006-04054

RE: RMR Hospitality and Real Estate Fund v Bulldog Investors General Partnership et al

TO: Theodore M Hess-Mahan, Esquire
871 Watertown St.
West Newton, MA 02465

CLERK'S NOTICE

This is to notify you that in the above referenced case the Court's action on 02/09/2007:

RE: MOTION For Admission Pro Hac Vice Of Gregoy E.Keller; and Declaration Of Gregory E.Keller In Support.

is as follows:

Motion (P#12) ALLOWED (Murphy, J.) dated 02/08/07, entered on docket and notices mailed 02/09/07

Dated at Cambridge, Massachusetts this 9th day of February, 2007.

Michael A. Sullivan,
Clerk of the Courts

BY:

William Smith
Assistant Clerk

Telephone: 617-494-4010 EXT 4341

Copies mailed 02/09/2007

County of Middlesex
The Superior Court

Civil Docket MICV2006-04054

RE: RMR Hospitality and Real Estate Fund v Bulldog Investors General Partnership et al

TO: Theodore M Hess-Mahan, Esquire
Hutchings Barsamian Cross Mandelcorn & Zeytoonian LLP
110 Cedar Street
Suite 250
Wellesley Hills, MA 02481

CLERK'S NOTICE

This is to notify you that in the above referenced case the Court's action on 03/27/2007:

RE: MOTION For Leave To Withdraw Appearance Of Thomas G. Shapiro For Defendans

is as follows:

Motion (P#18) ALLOWED without opposition (Merita A. Hopkins, Justice) dated 03/26/07, entered on docket and notices mailed 03/27/07

Dated at Cambridge, Massachusetts this 27th day of March, 2007.

Michael A. Sullivan,
Clerk of the Courts

BY:

William Smith
Assistant Clerk

Telephone: 617-494-4010 EXT 4341

Copies mailed 03/27/2007

Commonwealth of Massachusetts
County of Middlesex
The Superior Court

Civil Docket MICV2006-04054

RE: RMR Hospitality and Real Estate Fund v Buildog Investors General Partnership et al

TO: Theodore M Hess-Mahan, Esquire
Shapiro Haber & Urmy
53 State Street
Boston, MA 02109

CLERK'S NOTICE

This is to notify you that in the above referenced case the Court's action on 05/30/2007:

RE: Motion for leave to Intervene, Bulldog's Memorandum of Law In Opposition to the Motion For Leave to Intervene by Adrian Overstreet

is as follows:

After hearing, motion (P#20) ALLOWED in my discretion. By the Court (Christine M. McEvoy, Justice) notices mailed 5/30/2007

Dated at Cambridge, Massachusetts this 30th day of May, 2007.

Michael A. Sullivan,
Clerk of the Courts

BY:

William Smith
Assistant Clerk

Telephone: 617-494-4010 EXT 4541

Copies mailed 05/30/2007

County of Middlesex
The Superior Court

Civil Docket MICV2006-04054

RE: RMR Hospitality and Real Estate Fund v Bulldog Investors General Partnership et al

TO: Theodore M Hess-Mahan, Esquire
Shapiro Haber & Urmy
53 State Street
Boston, MA 02109

CLERK'S NOTICE

This is to notify you that in the above referenced case the Court's action on 05/30/2007:

RE: Defendants' MOTION To Strike The Affidavit Of Brendan Hickey and Portions Of Thomas O'Brien Affidavit; Defendants' Memo In Support; Supplemental Affidavit Of Thomas M.O'Brien In Support Of RHR's Opposition to Defendant's Motion To Dismiss (Re#14) and In Opposition To Defendant's Motion To Strike; Plaintiff's Sur-Reply In Opposition To Defendatn's Motion To Dismiss Re#14) and Its Opposition To Defendants' Motion To Strike.

is as follows:

Motion (P#15) DENIED. By the Court (Christine M. McEvoy, Justice) notices mailed 5/30/2007

Dated at Cambridge, Massachusetts this 30th day of May, 2007.

Michael A. Sullivan,
Clerk of the Courts

BY:

William Smith
Assistant Clerk

Telephone: 617-494-4010 EXT 4341

Copies mailed 05/30/2007

cvdresult_3.wpd 3058873 ectden gilmanr

14 A

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss. SUPERIOR COURT
DEPARTMENT OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND,

Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP [illegible]

Civil Action No. MICV2006-04054

[illegible]

Dated: December 18, 2006

Respectfully submitted,

[signature]

Thomas [illegible] BBO #454680
Theodore M. Hess-Mahan BBO #557109
Shapiro Haber & Urmy LLP
[illegible] State Street
Boston, MA 02109
(617) [illegible]

Gregory [illegible] Keller
Chitwood Harley Harnes LLP
[illegible] Avenue, Suite 305
[illegible]

[illegible]

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND,

Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP;
OPPORTUNITY PARTNERS LIMITED PARTNERSHIP;
FULL VALUE PARTNERS LIMITED PARTNERSHIP;
OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP;
KIMBALL & WINTHROP, INC.;
FULL VALUE ADVISORS, LLC;
SPAR ADVISORS, LLC;
STEADY GAIN PARTNERS, LP;
BJS MANAGEMENT LLC;
MERCURY PARTNERS, LP;
GSO CAPITAL ADVISORS, LLC;
CALAPASAS INVESTMENT PARTNERSHIP NO. 1, LP;
CALAPASAS INVESTMENT PARTNERSHIP NO. 2, LP;
KLEIN, BOGAKOS & ROBERTSON, CPAs, INC.;
SAMUELS ASSET MANAGEMENT, INC.;
PHILLIP GOLDSTEIN;
STEVEN SAMUELS; and
JOHN DOES NUMBER 10-500,

Defendants.

Civil Action No.: 06-4056-A

AMENDED COMPLAINT

1. This is an action for declaratory judgment and specific performance by Plaintiff RMR Hospitality and Real Estate Fund ("RHR"), a mutual fund organized as a Massachusetts

business trust, to enforce provisions of its Agreement and Declaration of Trust (the "Trust Agreement") and to recover its damages and attorneys' fees caused by the Defendants' unfair and deceptive business practices.

2. RHR's Trust Agreement provides that, with certain exceptions, no person or group of persons acting together may own more than 9.8% of RHR's outstanding shares. This ownership restriction, which RHR has repeatedly and publicly disclosed, limits the ability of a shareholder to acquire control of RHR or force RHR to act in a manner inconsistent with its investment objectives. It also enables RHR to comply with restrictions imposed by companies in which RHR invests under applicable tax laws. Notwithstanding this restriction, Bulldog Investors General Partnership and its affiliates ("Bulldog") acquired approximately 14% of RHR's outstanding shares. As a result, on November 13, 2006, RHR filed this action seeking a declaratory judgment that Bulldog's ownership of RHR shares was in violation of the Trust Agreement, and that RHR may take corrective action as permitted by the Trust Agreement.

3. In an effort to delay this action so that it could continue with its threat of launching a proxy contest, Bulldog moved to dismiss this case for lack of personal jurisdiction. While that motion was pending, Bulldog disclosed that it had sold a portion of its RHR shares, and that it purportedly no longer owns more than the 9.8% limit. Bulldog refuses, however, to comply with the Trust Agreement's requirement that it remit the dividends and other profits it received from its ownership of those excess shares or to provide other information required to confirm whether Bulldog is in compliance with the Trust Agreement. As a result of Bulldog's continued refusal to comply with RHR's Trust Agreement, RHR brings this Amended Complaint seeking the relief it requested in the original complaint, as well as an order of specific performance requiring Bulldog (i) to remit the dividends and profits it received from its

ownership or sale of shares in excess of the 9.8% limit; (2) to surrender shares still held by Bulldog and those in concert with Bulldog in excess of the 9.8% limit; and (3) to provide a full accounting of those amounts, as well as information regarding purchases and sales of RHR shares by Bulldog and those acting in concert with Bulldog. RHR also asserts a claim under Massachusetts General Laws Chapter 93A based on Bulldog's unfair and deceptive acts directed at RHR.

4. RHR named John Does 1-500 in its original Complaint because, despite inquiry, RHR was unable to determine all the other persons and entities acting with Bulldog in violating the Trust Agreement. On information and belief, RHR has now identified also such persons or entities, and has named them as additional defendants in this Amended Complaint.

<u>The Parties</u>

5. Plaintiff RHR is a Massachusetts business trust with its principal place of business in Newton, Massachusetts. RHR's membership interests, or common shares, are traded on the American Stock Exchange. RHR has several thousand shareholders, including residents of Massachusetts, New York, New Jersey, Delaware, Ohio and other states.

6. Defendant Bulldog is a general partnership with a principal place of business at 60 Heritage Drive, Pleasantville, New York. On information and belief, Bulldog sometimes claims to have a principal place of business at Park 80 West-Plaza Two, Saddle Brook, New Jersey. Despite inquiry, the jurisdiction under whose laws Bulldog has been organized remains ambiguous, but RHR believes and alleges Bulldog exists as a creature of New York or Ohio law.

7. Defendant Opportunity Partners Limited Partnership ("Opportunity Fund") is an Ohio limited partnership. On information and belief, Opportunity Fund's principal place of business is 60 Heritage Drive, Pleasantville, New York.

8. Defendant Full Value Partners Limited Partnership ("Full Value Fund") is a Delaware limited partnership. On information and belief, Full Value Fund's principal place of business is at Park 80 West-Plaza Two, Saddle Brook, New Jersey.

9. Defendant Opportunity Income Plus Fund Limited Partnership ("Opportunity Plus Fund") is a Delaware limited partnership. On information and belief, Opportunity Plus Fund's principal place of business is at Park 80 West-Plaza Two, Saddle Brook, New Jersey.

10. Defendant Kimball & Winthrop, Inc. is an Ohio corporation with a principal place of business at 60 Heritage Drive, Pleasantville, New York or at Park 80 West-Plaza Two, Saddle Brook, New Jersey.

11. Defendant Full Value Advisors, LLC ("Full Value Advisors") is a New Jersey limited liability company with a principal place of business at 60 Heritage Drive, Pleasantville, New York or at Park 80 West-Plaza Two, Saddle Brook, New Jersey.

12. Defendant Spar Advisors, LLC ("Spar Advisors") is a New York limited liability company. On information and belief, Spar Advisors's principal place of business is at 60 Heritage Drive, Pleasantville, New York or at Park 80 West-Plaza Two, Saddle Brook, New Jersey.

13. Defendant Steady Gain Partners, LP ("Steady Gain") is a Delaware limited partnership. On information and belief, Steady Gain's principal place of business is at 10 Wenwood Drive, Brookville, New York.

14. Defendant BJS Management, LLC ("BJS") is a New York limited liability company. On information and belief, BJS's principal place of business is at 10 Wenwood Drive, Brookville, New York.

15. Defendant Mercury Partners, LP ("Mercury") is a limited partnership. On information and belief, Mercury's principal place of business is at 2308 Camino Robledo, Carlsbad, California. Despite inquiry, RHR has been unable to determine the jurisdiction under whose laws Mercury has been organized.

16. Defendant GSO Capital Advisors, LLC ("GSO") is a California limited liability company. On information and belief, GSO's principal place of business is at 2308 Camino Robledo, Carlsbad, California.

17. Defendant Calepasas Investment Partnership No. 1, LP ("Calepasas One") is a California limited partnership. On information and belief, Calepasas One's principal place of business is at 2800 28th Street, Suite 160, Santa Monica, California.

18. Defendant Calepasas Investment Partnership No. 2, LP ("Calepasas Two") is a California limited partnership. On information and belief, Calepasas Two's principal place of business is at 2800 28th Street, Suite 160, Santa Monica, California.

19. Defendant Klein, Bogakos & Robertson, CPAs, Inc. ("Klein") is a California corporation. On information and belief, Klein's principal place of business is at 2800 28th Street, Suite 160, Santa Monica, California or 10328 [illegible] Drive, Los Angeles, CA 90064.

20. Defendant Samuels Asset Management, Inc. is a California corporation. On information and belief, Samuels Asset Management's principal place of business is at 72 Coleytown Road, Westport, Connecticut or at 60 Heritage Drive, Pleasantville, New York.

21. Defendant Phillip Goldstein ("Goldstein") is an individual who resides at 60 Heritage Drive, Pleasantville, New York.

22. Defendant Steven Samuels ("Samuels") is an individual who resides at 72 Coleytown Road, Westport, Connecticut.

23. Defendants John Does number ten to 500 are individuals and entities which are partners of one or more of the Defendants, or are acting together with Bulldog and Goldstein regarding the subject matter of this complaint, but whose identities are not yet known.

Jurisdiction and Venue

24. This Court has jurisdiction over the parties pursuant to Mass. Gen. Laws ch. 223A, § 3, including, without limitation, § 3(a).

25. Venue properly lies in this Court pursuant to Mass. Gen. Laws ch. 223, § 1.

Relevant Facts

RMR Hospitality and Real Estate Fund ("RHR")

26. RHR is a closed end mutual fund which invests primarily in hospitality and real estate securities including real estate investment trusts (REITs). RHR was formed in January 2004, when its Trust Agreement was executed and filed with the Massachusetts Secretary of State. A copy of the Trust Agreement is attached as Exhibit A.

27. RHR is registered as an investment company under the Investment Company Act of 1940 (the "1940 Act"). RHR is managed by a board of trustees, officers appointed by its board of trustees and by RMR Advisors, Inc., a Massachusetts corporation, which is a registered mutual fund adviser under the federal Investment Advisers Act (the "Advisers Act").

28. A closed end mutual fund like RHR differs from the more common open end mutual fund in several important ways. Both take capital contributed by shareholders and invest it in securities. In an open end fund, investors buy their shares from the fund and can tender shares to the fund for redemption. An open end mutual fund continuously offers to sell additional shares or redeem outstanding shares at a price that is based on the current "net asset value." Net asset value is the total market value of the fund's investments divided by the number of the fund's shares outstanding. The total assets of an open end fund rise or fall, depending on

whether investors purchase or redeem shares, and depending on the performance of the fund's investments.

29. Investors in a closed end mutual fund, on the other hand, purchase their shares in an initial public offering by the fund or from other shareholders in market transactions. A closed end fund does not regularly sell additional shares or redeem its outstanding shares. Instead, the number of outstanding shares of a closed end mutual fund is fixed and the shares are traded on a securities exchange, much like shares of other publicly owned companies. The assets of a closed end mutual fund are unaffected by the purchase or sale of its shares, and the share price fluctuates according to supply and demand in the public market for the fund's shares.

30. Because a closed end mutual fund is not obligated to redeem shares upon request by shareholders, the fund is normally able to invest a greater amount of its assets in securities that offer long term value or are less liquid. Also because they have a relatively stable amount of assets, closed end mutual funds are better able to use borrowed or leveraged funding to implement an investment program than open end funds, which do not have a stable borrowing base of assets. Since they are better able to use leveraged funding, closed end mutual funds often pay higher dividends than open end mutual funds.

31. The shares of a closed end fund sometimes trade at a share price lower than the fund's net asset value. The difference between a lower price at which closed end mutual fund shares sometimes trade and their net asset value is commonly referred to as the "discount". Similarly, the shares of a closed end mutual fund sometimes trade at a price which is greater than their net asset value, and that difference is commonly referred to as the "premium". Investors in closed end mutual funds expect that their shares may trade at a discount or a premium to net asset value, and it is generally only by coincidence if they trade at net asset value.

32. Because closed end mutual funds generally pay higher dividends but may trade at a discount to net asset value, closed end mutual funds are often considered to be appropriate investments for shareholders who are interested to have high levels of regular income, while open end mutual funds which buy and sell shares at their net asset values are generally considered appropriate investments for shareholders interested in capital gains which reflect market changes in the prices of the shares in which open end mutual funds are invested.

Bulldog and Phillip Goldstein

33. Upon information and belief: (i) Bulldog is a general partnership of Opportunity Fund, Full Value Fund, Opportunity Plus Fund, Kimball and Winthrop, Steady Gain, Mercury, and one or both of Calapasas One and Calapasas Two; (ii) Kimball & Winthrop is the managing partner and investment adviser to Bulldog and Opportunity Fund, and serves as an investment sub-adviser to Steady Gain, Mercury, and one or both of Calapasas One and Calapasas Two; (iii) Full Value Advisors is the general partner and investment adviser to Full Value Fund; (iv) Spar Advisors is the general partner and investment adviser to Opportunity Plus Fund; (v) BIS is the general partner and on information and belief an investment adviser to Steady Gain and has engaged Kimball & Winthrop as a sub-adviser; (vi) GSG is the general partner and on information and belief an investment adviser to Mercury and has engaged Kimball & Winthrop as a sub-adviser; (vii) Klein is the general partner and on information and belief an investment adviser to Calapasas One and Calapasas Two and has engaged Kimball & Winthrop as a sub-advisor; and (vii) Goldstein is a founder and principal of Bulldog, a partner of each of Opportunity Fund, Full Value Fund and Opportunity Plus Fund, at least a 10% owner, President and controlling person of Kimball & Winthrop, and a Managing Member of Full Value Advisors and Spar Advisors.

34. Upon information and belief: (i) Samuels is a founder and principal of Bulldog; (ii) Samuels serves as the primary Bulldog representative for contacts with investors and prospective investors; (iii) Samuels is president of Samuels Asset Management, which owns 9,500 shares of RHR and is an affiliate of Bulldog and Goldstein; and (iv) Samuels was formerly registered as a broker-dealer.

35. None of Bulldog, Opportunity Fund, Full Value Fund, Opportunity Plus Fund, Steady Gain, Mercury, Calapasas One, Calapasas Two, or Samuels Asset Management are registered as investment companies under the 1940 Act. Similarly, none of Kimball & Winthrop, Full Value Advisors, Spar Advisors, BIS, GSG, Klein, Samuels or Goldstein are registered under the Advisers Act. Rather, the Defendants operate as what is commonly referred to as a "hedge fund". Despite the fact that Bulldog has made offering materials available to Massachusetts residents, none of the Defendants are registered with the Massachusetts Securities Division.

36. Unless the context requires otherwise, the Defendants are hereinafter collectively referred to as "Bulldog". Bulldog describes itself as an "activist" investor which specializes in investing in publicly traded closed-end mutual funds. Bulldog's own advertising materials distributed in Massachusetts explain that its technique is to amass a significant percentage of a target company and then begin "putting pressure on management" to take actions which may cause the market price of the shares to increase, by publicly campaigning for "liquidation, a share buyback, a self-tender" or some other measure to change management or open end the target company. Then, when the share price increases, Bulldog may sell its investment at a profit.

37. Bulldog routinely threatens and engages in expensive litigation and proxy contests in order to pressure management into complying with its demands. According to some of Bulldog's own investment sales materials, it has "been involved in nearly two dozen proxy contests over the past 6 years".

38. While Bulldog's activist techniques may result in a higher share price which benefits Bulldog, they are often inconsistent with a fund's business strategy and often leave the remaining shareholders with a weaker company which becomes unable to pay high dividends or otherwise unable to meet its investment objectives. As part of its activist strategies, Bulldog seeks to be elected to a fund's board as part of its efforts to force the fund to reduce its assets by self tender offer or otherwise. These actions increase the funds' expenses while Goldstein and his colleagues receive fees. For example, Goldstein and his Bulldog colleagues on the board of the Mexico Equity and Income Fund pay themselves directors' retainers which are more than three times the annual retainers and about three times the attendance fees paid to RHR trustees.

39. In a deposition in this case, Defendant Goldstein testified that another technique he advocates to raise a fund's share price is to increase dividends so that the fund is "paying out more than the fund is earning." Although setting dividends artificially high in this manner may increase the share price in the short term, the payment of these dividends reduces the fund's assets and is therefore harmful to the fund or its long-term investors.

40. In another example, Bulldog and an affiliate acquired a 30 percent stake in the Seligman Quality Municipal Fund (SQF) and then disclosed their intention "to gain control of SQF and . . . terminate the investment management agreement between SQF" and its manager. Three months later, Bulldog entered an agreement to sell its shares to an SQF insider at a considerable premium to the current market price of those shares. In exchange, Bulldog agreed

not to acquire shares in the fund, participate in any litigation or regulatory proceeding against the fund, participate in any solicitation of proxies relating to the fund, or act to control or influence the fund or its management for a period of 25 years. This type of "green mail" benefits Goldstein and Bulldog only, not other shareholders.

41. Before Bulldog makes a significant investment in a Bulldog target such as RHR, Defendant Goldstein often personally purchases shares in the target companies. Then, as Bulldog purchases large quantities of additional shares in those same target companies, the share prices of the target companies increase. By engaging in these so called "front running" activities, Defendant Goldstein is able to personally profit from his personal share purchases without regard to whether Bulldog and its investors are able to profit.

42. Upon becoming the beneficial owner of more than 5 percent of the shares of RHR, applicable securities laws required that Bulldog file a Schedule 13D with the SEC. Schedule 13D requires that certain detailed information be provided by the beneficial owners of the shares, including, but not limited to, (i) the name and address of each partner of a general partnership, such as BIGP, and (ii) the name and address of the general partners of each limited partnership, and (iii) each member of a group acting together for the purpose of acquiring, holding, or voting the stock. BIGP's Schedule 13D for RHR and its subsequent amendments to its Schedule 13D violated the securities laws by failing to disclose the beneficial ownership of shares by Opportunity Partners LP, Opportunity Income Plus Fund LP, Full Value Partners LP, Kimball & Winthrup, Inc., Steady Gain Partners LP, Mercury Partners LP, Calapasas Investment Partnership No. 1 LP and Calapasas Investment Partnership No. 2 LP as the general partners of BIGP, by failing to disclose the general partner of each these limited partnerships, and by failing to disclose that BIGP was working together with Spinnaker Asset Management, Inc., Steven

Samuels, and various John Does in acquiring RHR shares and attempting to influence the business of RHR.

43. Each of these practices described above is evidence of the unethical, unfair and deceptive conduct engaged in by Defendant Goldstein and his Bulldog business.

Bulldog's Acquisition of RHR Shares

44. The Trust Agreement requires that any person or group of persons who intends to acquire more than 9.8% of RHR's outstanding shares must give 15 days advance notice of its intention to do so. *See* Trust Agreement, Article V, § 2.3 at Exhibit A. In addition, applicable provisions of the federal securities laws require that any person or group of persons who acquires 5% or more of a publicly owned company must give written notice to the company within 10 days after the acquisition. Despite these requirements, neither Bulldog nor any of the Defendants gave notice to RHR of their share ownership of RHR until after RHR independently learned of this ownership and contacted Bulldog.

45. As a part of its routine review of public filings applicable to RHR at the federal Securities and Exchange Commission (the "SEC") in August 2006, RHR discovered that Bulldog reported owning 327,400 shares of RHR.

46. On information and belief, as of November 11, 2006, the date of the initial Complaint in this case, Bulldog acting for itself and the other entity Defendants owned at least 368,400 shares of RHR which constitutes approximately 14% of all RHR shares outstanding.

47. On information and belief, Defendant Goldstein personally (or in a joint account with his wife) owned then and owns now at least 6,000 shares of RHR which he acquired before most of the purchases of RHR were made by the other Defendants.

48. On information and belief, Defendant Samuels and Defendant Samuels Asset Management own at least 9,500 shares of RHR, but this ownership has not been disclosed by Building in SEC filings despite the fact that applicable securities laws require such disclosure.

RHR's Ownership Limitation

49. When Building purchased shares of RHR, Greenlight expressly consented, agreed, and became a party, to the terms of RHR's Trust Agreement. *See* Trust Agreement, Article III, § 8, at Exhibit A.

50. The Trust Agreement provides that, with certain limited exceptions which are not applicable to Building, no "person" may own more than 9.8 % of the outstanding common shares of RHR (hereinafter, the "Aggregate Share Ownership Limit" or "Ownership Limitation"). Article I, Section 2(g) of the Trust Agreement defines a "person" as follows:

> "Person" means an individual, corporation, partnership, estate, trust . . . , association, private foundation . . . , joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 . . .

See Trust Agreement, Article I, § 2(g), at Exhibit A.

51. Article V, Section 2.1 of the Trust Agreement states the Ownership Limitation as follows:

> <u>Ownership Limitations</u>. From and after the Initial Date:
>
> (a) <u>Basic Restrictions</u>.
>
> (i) (1) No Person . . . shall Beneficially Own or Constructively Own Equity Shares in excess of the Aggregate Share Ownership Limit . . . .

See Trust Agreement, Article V, § 2.1(a), at Exhibit A. Article V, Section 1 of the Trust Agreement defines the Aggregate Share Ownership Limit as 9.8%. *See* Trust Agreement, Article V, § 1, at Exhibit A.

52. This Ownership Limitation has been publicly disclosed by RHR. It is set forth in the Trust Agreement, which is available from the Massachusetts Secretary of State, and it has been disclosed in every offering prospectus RHR has distributed to investors since its organization.

53. The Ownership Limitation exists to limit the ability of an investor group to acquire control of RHR, to force RHR to convert to an open end mutual fund or otherwise to take action inconsistent with RHR's investment objectives. RHR's public disclosures have clearly set forth this explanation. For example, the prospectus distributed to investors by which RHR completed its initial public offering included the following under the heading "Anti-Takeover Provisions":

> Our declaration of trust and bylaws contain provisions which limit the ability of any person to acquire control of the Fund or to convert the Fund to an open end investment company. For example, our board of trustees may strictly enforce the provisions in our declaration of trust that prohibit any person or group from owning more than 9.8% in the aggregate by value as well as by class, of our common shares. These provisions may have the effect of depriving you of the ability to sell your common shares at a premium to their market value.

See RHR offering prospectus dated April 27, 2004, excerpts of which are attached as Exhibit B.

54. The Ownership Limitation also exists to permit flexibility to carry out RHR's investment program. As explained above, RHR regularly invests in REITs. REITs generally pay high dividends because REITs do not pay taxes on the income they receive and distribute to REIT shareholders like RHR. The Internal Revenue Code (the "Code") places complex restrictions on the ownership of REITs, and on the amount of income a REIT can earn from various sources. For example, the Code provides that a REIT's five largest shareholders cannot own more than 50 percent of the REIT's outstanding stock. The Code also provides that a REIT

may not receive tax free rental income from a tenant if the REIT is deemed to own 10% or more of the tenant.

55. The Code contains complex ownership attribution rules for purposes of determining whether a REIT is entitled to tax exempt status. For example, because the Defendants are working together under common ownership and control and because Bulldog owned more than 10% of RHR, all of the shares of a REIT or tenant of a REIT owned by Bulldog may be attributed to and combined with the shares owned by RHR of the same REIT or tenant for purposes of determining whether the particular REIT continues to qualify for tax exempt status.

56. If a REIT fails to comply with the Code's restrictions, it will lose its tax free status. In order to avoid that possibility, REITs impose restrictions to prevent an investor from owning more than 10% of their shares. REITs also take steps to limit the extent to which they are attributed to have ownership in any current or prospective tenant. Most, if not all, of the REITs in which RHR invests or considers investing impose these types of restrictions and typically prohibit any investor from owning more than 9.8% or 9.9% of each REIT. RHR implemented its Ownership Limitation, in part, to ensure its compliance with the restrictions imposed by the REITs in which RHR invests so that those REITs may continue to be tax exempt and pay high dividends to RHR.

The Trust Agreement's Corrective Mechanism

57. The Trust Agreement contains a corrective mechanism that is triggered when a shareholder such as Bulldog violates its Ownership Limitation. The Trust Agreement provides that the number of shares owned in excess of the Ownership Limitation are transferred to a

charitable trust, whose trustee is then instructed to sell the shares with a portion of the proceeds payable to the offending shareholder and the remainder to a charitable beneficiary.

58. Section 2.1(b) of Article V of the Trust Agreement provides as follows:

> Transfer in Trust. If any Transfer of Equity Shares occurs which, if effective, would result in any Person Beneficially Owning or Constructively Owning Equity Shares in violation of . . . [the Ownership Limitation],
>
> (i) then that number of Equity Shares the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate Section 2.1(a)(i) . . . shall be automatically transferred to a Charitable Trust for the benefit of a Charitable Beneficiary, as described in Section 3 of this Article V.

See Trust Agreement, Article V, § 2.1(b), at Exhibit A.

59. Section 3.4 of Article V of the Trust Agreement provides for the sale of the excess shares as follows:

> Within 20 days of receiving notice from the Trust that Equity Shares have been transferred to the Charitable Trust, the Charitable Trustee shall sell the shares held in the Charitable Trust to a Person, designated by the Charitable Trustee, whose ownership of the shares will not violate the ownership limitations set forth in Section 2.1(a) of this Article V [*i.e.*, the 9.8% Ownership Limitation]. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Charitable Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in this Section 3.4 . . . .

See Trust Agreement, Article V, § 3.4, at Exhibit A.

60. RHR and its trustees are empowered by the Trust Agreement to carry out this corrective mechanism and to take such other action as they deem advisable to enforce the Ownership Limitation. They are also authorized to seek equitable relief, including injunctive relief, to implement the corrective mechanism. *See* Trust Agreement, Article V, §§ 2.2, 2.5 and 4 at Exhibit A.

Bulldog's Refusal To Comply With the Trust Agreement

61. As described above, Article V, Section 2.3 of the Trust Agreement requires any person who intends to acquire RHR shares in excess of the Ownership Limitation to provide 15 days written notice to RHR prior to doing so. Bulldog did not comply with this requirement. As a result, RHR first learned that Bulldog violated the Ownership Limitation when it discovered a Bulldog filing at the SEC relating to RHR.

62. Upon learning of Bulldog's excess share ownership, RHR's President, Mr. Thomas M. O'Brien, wrote to Bulldog on August 9, 2006 requesting Bulldog to bring its holdings into compliance with the Ownership Limitation in the Trust Agreement.

63. Bulldog responded by letter from Defendant Goldstein to Mr. O'Brien dated August 15, 2006. In his letter, Defendant Goldstein refused to reduce Bulldog's share ownership in RHR and argued that the Ownership Limitation serves no legitimate purpose. Goldstein threatened a proxy contest or "expensive litigation" unless RHR was willing to meet with Bulldog representatives and accede to Bulldog's demands.

64. By letter dated August 25, 2006, RHR again urged Bulldog to bring its share ownership into compliance with the Trust Agreement and explained that Bulldog's failure to do so would require RHR to implement the corrective mechanism set forth in the Trust Agreement.

65. By letter dated September 25, 2006, Defendant Goldstein stated that Bulldog is unwilling to reduce its share ownership but that Bulldog would hold off purchasing more RHR shares and hold off discussing RHR publicly, so that RHR could consider Bulldog's demands. This statement was a threat that if RHR did not accept Bulldog's demands, Bulldog would purchase more RHR shares (in further violation of the Ownership Limitation) and publicize its purchase and dispute with RHR, apparently in an attempt to affect RHR's reputation. Goldstein also attached an article to his letter which described Bulldog's actions with respect to the

Seligman Quality Municipal Fund. The article explained that Bulldog was attempting to unseat SQF board members and either liquidate that fund or convert it to open end status. Goldstein included this article as a threat that RHR would face a similar fight if it did not accept Bulldog's demands.

66. By letter dated October 17, 2006, RHR again requested that Bulldog bring its share ownership into compliance with the Ownership Limitation and also requested information regarding the street name in which Bulldog's RHR shares are held, so that RHR could enforce the Trust Agreement to reduce Bulldog's share ownership. This letter asked Bulldog to provide the requested information by November 10, 2006.

67. Section 2.4 of Article V of the Trust Agreement requires Bulldog to provide information as RHR may request to ensure compliance with the Ownership Limitation.

68. Bulldog responded to RHR's request for information with a letter from Defendant Goldstein to Mr. O'Brien dated October 21, 2006. In its letter Bulldog admitted that it is familiar with the Ownership Limitation in the Trust Agreement but questioned the purpose of the Ownership Limitation and then threatened "to consider a public appeal to RHR's shareholders." Bulldog's letter of October 21, 2006 did not address RHR's request for information.

69. By letter dated October 31, 2006 from Mr. O'Brien, RHR responded to Bulldog. This letter explained the rationale for the 9.8% ownership limitation in REITs and explained that RHR's Ownership Limitation allows it to make REIT investments without incurring the cost of monitoring its shareholders' (*i.e.* Bulldog's) investments. This letter also explained that the Ownership Limitation is contained in the Trust Agreement and is enforceable regardless of the tax compliance rationale. Finally, this letter again requested the information concerning the street name and custodial account in which Bulldog holds its shares be provided by November

10, 2006 so that RHR might verify Bulldog's ownership and implement the corrective actions permitted by the Trust Agreement.

70. Bulldog responded by letter from Defendant Goldstein dated November 3, 2006. Bulldog's letter did not agree to reduce Bulldog's share ownership, and did not provide the information about Bulldog's shares that RHR requested. To further its argument that the Ownership Limitation allegedly serves no purpose, Bulldog's letter stated "for the record that Bulldog Investors General Partnership does not own shares in any REITs nor does it intend to invest in any REITs." This statement was false, as Bulldog's marketing materials list REITs among the vehicles in which Bulldog invests, and public SEC filings signed by Goldstein himself disclosed that Bulldog owned shares of at least one REIT.

71. By letter dated November 8, 2006, RHR again urged Bulldog to reduce its share ownership, and to provide information about its shares by November 10, 2006. Copies of this letter, as well as the correspondence between Mr. O'Brien for RHR and Defendant Goldstein for Bulldog dated August 9, August 15, August 23, September 25, October 17, October 21, October 31 and November 3, 2006 are attached hereto as Exhibit C.

72. Despite RHR's continued efforts, Bulldog refused to bring its share ownership into compliance as required by the Trust Agreement. On November 13, 2006, RHR commenced this litigation against certain Defendants to enforce the Ownership Limitation. Accordingly, RHR has been required to incur the costs of bringing this enforcement action, including attorney's fees, as a result of Bulldog's intentional and wrongful acts.

Bulldog Refuses to Comply With the Charitable Trustee's Demands

73. On December 6, 2006, pursuant to Article V, Section 1 of the Trust Agreement, RHR's Board of Trustees appointed Adrian Overstreet, Esq. as the Charitable Trustee of the

shares owned by Bulldog in excess of the Ownership Limitation. Under the Trust Agreement, the Charitable Trustee is to obtain and sell those excess shares for the benefit of a charitable beneficiary. *See* Trust Agreement, Article V, § 3.1, at Exhibit A. RHR has been required to incur the costs associated with the Charitable Trustee's appointment as a result of Bulldog's intentional and wrongful acts as described herein.

74. The Charitable Trustee contacted Bulldog by letter dated December 11, 2006, and demanded (1) that Bulldog transfer its RHR shares in excess of the Ownership Limitation into an account opened by the Charitable Trustee; (2) that Bulldog provide an accounting of all dividend distributions received since Bulldog's first purchase in violation of the Ownership Limitation; and (3) that Bulldog remit any future distributions with respect to those excess shares to the Charitable Trustee. A copy of this letter is attached hereto as Exhibit D.

75. Bulldog refused to comply with the Charitable Trustee's demands, without justification.

Bulldog Continues To Violate The Trust Agreement

76. On February 5, 2007, Bulldog filed an amended Schedule 13D with the SEC, disclosing that it had sold 135,000 of its RHR shares, allegedly reducing its share ownership to 9.79% of RHR's outstanding shares, an amount that would no longer violate the Ownership Limitation. That same day, Bulldog issued a press release announcing the sale and claiming that Bulldog had sold the shares because "it is in the best interests of all shareholders to eliminate the prospect of a material reduction of RHR's net asset value" due to the expenses of this litigation.

77. Bulldog's amended Schedule 13D as filed with the SEC was incomplete because it did not disclose the identity of all of Bulldog's partners or other persons acting in concert with Bulldog as required by applicable law. In particular, upon information and belief, Bulldog's

amended Schedule 13D did not disclose the RHR share ownership of Samuels Asset Management or Samuels, or the identify of the other Defendants and their RHR share ownership. Accordingly, upon information and belief, RHR believes Bulldog's ownership percentage disclosed in Bulldog's amended schedule 13D is false and Bulldog may own in excess of 9.8% of RHR's total shares outstanding.

78. The Trust Agreement provides that the Charitable Trustee is to receive the dividends from shares owned in excess of the Ownership Limitation, as well as the net proceeds from the sale of those shares. *See* Trust Agreement, Article V, §§ 3.3-3.4, at Exhibit A.

79. On February 7, 2007, the Charitable Trustee wrote to Bulldog demanding that Bulldog remit to the Charitable Trustee any accumulated dividends or profits from the RHR shares it owned in violation of the Ownership Limitation. Bulldog has refused to comply.

80. Bulldog's February 5, 2007 press release was unfair and deceptive because, among other things, it suggested that Bulldog's sale of shares would end this litigation but failed to disclose that Bulldog was unwilling to remit its profits from the sale as required by the Trust Agreement, thereby requiring the litigation to continue. Bulldog's February 5, 2007 press release was unfair and deceptive because, among other things, it failed to include all of the shares held by the Defendants in its calculation of the percentage of RHR shares owned by the Defendants and therefore provided an incorrect percentage.

Bulldog's Failed Proxy Contest

81. On November 6, 2006, Bulldog wrote to RHR and announced that, in connection with RHR's upcoming 2007 annual meeting, Bulldog intended to nominate Defendant Goldstein and another Bulldog insider to RHR's Board of Trustees, and to present a proposal to terminate RHR's investment advisory contract with RMR Advisors, Inc. In the letter, Bulldog claimed to

be "the largest shareholder of" RHR, a misleading description that presumes that Bulldog is permitted to violate the Ownership Limitation. A copy of the letter is attached hereto as Exhibit E.

82. Bulldog filed preliminary and definitive proxy statements with the SEC on January 18, 2007 and February 12, 2007. The proxy statements set forth Bulldog's proposals regarding its trustee nominees and the termination of RHR's advisory agreement, as well as another proposal seeking to bar the trustees from taking action to prevent shareholders from accepting a tender offer which Bulldog claimed it would make in order to acquire additional RHR shares. According to the filing, Bulldog would only commence the tender offer if its nominees were elected to RHR's Board of Trustees, this litigation were terminated, there were no other litigation matters opposing the tender offer, and there were no other legal impediments to Bulldog's acquisition of these additional shares. Bulldog's proxy statements are attached hereto as Exhibit F.

83. These filings contain statements that were false or misleading or that omitted information necessary in order to make them true. By way of example, Bulldog made numerous unsupported and untrue accusations that RHR's trustees were breaching their fiduciary duties or acting in an illicit manner in bringing this lawsuit to enforce the Ownership Limitation. Bulldog also failed to disclose that its proposal to bar the trustees from taking certain action violates the Trust Agreement and would violate applicable law.

84. RHR's annual meeting took place on March 8, 2007. Although Bulldog had issued its proxy statement, solicited proxies from RHR shareholders, and caused RHR to incur substantial expenses, neither Goldstein nor any Bulldog representative attended the March 8 meeting. As a result, none of the nominations or proposals for which Bulldog solicited proxies

was presented at the meeting. Although a small minority of RHR shareholders may have delivered proxies in support of Bulldog's proposals, these proxies were not voted at the meeting and Bulldog's nominations and proposals were overwhelmingly defeated. The results of Bulldog's proxy contest are set forth in a press release issued by RHR, a copy of which is attached as Exhibit G.

85. Bulldog's conduct in wrongfully initiating and conducting this proxy contest was part of its scheme to purchase shares in excess of the Ownership Limitation, in violation of the Trust Agreement, to force RHR to incur considerable expense as a result of its not accepting Bulldog's demands, and ultimately to force RHR to take action inconsistent with its investment objective for Bulldog's benefit. These actions caused RHR to incur substantial costs, including costs to issue proxy materials correcting Bulldog's misstatements, costs for a proxy solicitor and election tabulator for the proxy contest, and attorney's fees in connection with the proxy contest.

Bulldog's Litigation with the Massachusetts Securities Division

86. Despite that Bulldog operated an interactive website accessible to Massachusetts residents and sent offering and solicitation materials to Massachusetts residents, none of the Defendants is registered with the Securities Division of the Massachusetts Secretary of the Commonwealth's Office.

87. On January 31, 2007, the Securities Division of the Secretary of the Commonwealth filed an Administrative Complaint against Bulldog and several other Defendants seeking injunctive relief and fines for Bulldog's failure to properly register an offer of securities in Massachusetts. The complaint alleged that Bulldog maintained an internet web site that made advertising and offering materials available to Massachusetts residents without pre-qualifying prospective investors as required by law.

88. The Enforcement Section of the Securities Division filed a motion for summary decision on March 1, 2007, to which Bulldog has responded. A hearing before an Administrative Presiding Officer was held on April 11, 2007, but no decision has been issued as of the date of this Amended Complaint.

89. On March 23, 2007, the Bulldog Defendants filed a complaint in Suffolk Superior Court against William Galvin, the Secretary of the Commonwealth, and Patrick Ahearn, the *Securities Division's Chief of Enforcement*. The suit seeks preliminary and permanent injunctive relief from enforcement of Massachusetts securities laws against Bulldog, because such enforcement allegedly violates Bulldog's rights to "free speech" and "free press". On the same day that it filed the complaint, Bulldog also moved to stay the Securities Division's administrative proceedings. This motion was denied on March 26, 2007.

COUNT I: DECLARATORY JUDGMENT

90. *Plaintiff RHR repeats paragraphs numbered* 1 - 89.

91. The Trust Agreement limits the number of RHR shares which may be owned by any one of its shareholders or a group of its shareholders acting together to 9.8% of the total RHR shares outstanding.

92. Defendants violated the Ownership Limitation by purchasing more than 9.8% of the outstanding shares of RHR.

93. Despite repeated requests by *Plaintiff RHR*, the Defendants refused to bring their share ownership into compliance with the Ownership Limitation and refused to cooperate with Plaintiff RHR or the Charitable Trustee in enforcing the Trust Agreement, thus prompting RHR to file this action.

94. Although Defendants have now purportedly sold a portion of their RHR shares, RHR believes that the Defendants and those acting in concert with them continue to own shares

in violation of the Ownership Limitation. Moreover, Defendants continue to assert that the Ownership Limitation is unenforceable and that the Defendants are not required to remit the dividends and profits they have received in connection with the excess shares. An actual controversy therefore exists between Plaintiff RHR and the Defendants.

95. Plaintiff RHR is entitled to a declaration that the Defendants' ownership of RHR shares violated the Trust Agreement and that Plaintiff RHR is entitled to take corrective action as provided in the Trust Agreement.

COUNT II: SPECIFIC PERFORMANCE

96. Plaintiff RHR repeats paragraphs numbered 1 - 95.

97. Plaintiff RHR and the Charitable Trustee repeatedly requested that the Defendants provide information concerning their ownership of RHR shares including the street name and custodial account in which the Defendants' RHR shares are owned. The Defendants refused to provide the requested information.

98. The Trust Agreement requires RHR shareholders to provide information about their share ownership to RHR when RHR requests it.

99. Plaintiff RHR requires the information requested from the Defendants in order that Plaintiff may determine that Defendants are in violation of the Ownership Limitation, and implement the corrective mechanism in the Trust Agreement.

100. The Defendants, and particularly Defendant Kimball & Winthrop and Defendant Goldstein who control the day to day business of the Defendants, should be ordered to provide the information requested by Plaintiff RHR.

COUNT III: SPECIFIC PERFORMANCE

101. Plaintiff RHR repeats paragraphs numbered 1 - 100.

102. Defendants received dividends as a result of their ownership of RHR shares in excess of the Ownership Limitation. Defendants also received profits from the February 2, 2007 sale of the RHR shares they held in excess of the Ownership Limitation.

103. The Trust Agreement provides that Defendants have no right to retain dividends from RHR shares they held in excess of the Ownership Limitation. The Trust Agreement provides that the Charitable Trustee is to receive those dividends. See Trust Agreement, Article V, §§ 3.2-3.3, at Exhibit A.

104. The Trust Agreement also provides that Defendants may not receive any profits from the sale of the RHR shares they held in excess of the Ownership Limitation. The Trust Agreement provides that the Charitable Trustee is to receive these profits. See Trust Agreement, Article V, § 3.4, at Exhibit A.

105. RHR is entitled to enforce these provisions. See Trust Agreement, Article V, § 4, at Exhibit A. The Charitable Trustee has demanded that Building remit the dividends and profits Building received from its ownership and sale of the RHR shares in excess of the Ownership Limitation. Building has refused to comply with the demand.

106. The Defendants should be ordered to remit to the Charitable Trustee the dividends they received from their ownership of RHR shares in excess of the Ownership Limitation and the profits they obtained from the sale of those excess shares, and to surrender to the Charitable Trustee any shares still held in excess of the Ownership Limitation.

107. In order to ensure that the Defendants comply, Defendants should be also ordered to provide (i) a list of all affiliated persons of Defendants who held shares of RHR since January 1, 2006 to the present; (ii) a full accounting of the dividends they received for their RHR shares; (iii) the dates purchased, prices paid, and in whose name they purchased or held their RHR

shares; and (iv) the dates sold and amounts they received for any RHR shares they no longer hold.

COUNT IV: VIOLATION OF MASS. GEN. LAWS, CH. 93A

108. Plaintiff RHR repeats paragraphs numbered 1 - 107.

109. Defendants and RHR are engaged in the conduct of trade or commerce.

110. Defendants' actions as described herein, including without limitation their purchase of RHR shares in excess of the Ownership Limitation, their unfair and extortionate threats of costly litigation or a proxy contest if RHR did not accede to their demands, their false or misleading statements to RHR shareholders and the public, their failure to disclose persons and entities acting in concert with Bulldog so that RHR may enforce the Ownership Limitation, and their refusal to remit the dividends and proceeds from their excess shares to the Charitable Trustee, are unfair and deceptive acts and practices in violation of Mass. Gen. Laws ch. 93A, §§ 2 and 11.

111. Defendants' wrongful acts occurred primarily and substantially within the Commonwealth of Massachusetts, were intended by the Defendants and did in fact have consequences and cause damages to be incurred by RHR within this Commonwealth, and were done knowingly and willfully.

112. As a result of the foregoing, RHR has been harmed and has incurred substantial damages, including without limitation costs incurred in enforcing the Ownership Limitation, including the cost and expense of bringing this lawsuit (including attorneys' fees); costs associated with appointing the Charitable Trustee; and the costs associated with the improper proxy contest Bulldog attempted to wage in furtherance of its scheme.

Prayer For Relief

Wherefore, RHR respectfully prays that this Court:

1. Enter a judgment for Plaintiff RHR declaring that the Defendants' ownership of RHR shares in excess of the Ownership Limitation violated the Trust Agreement and that RHR is entitled to take corrective action as provided in the Trust Agreement;

2. Order the Defendants and each of them to specifically perform their obligations under the Trust Agreement so that RHR and the Charitable Trustee may enforce the Trust Agreement and specifically as follows:

   a. Order each of the Defendants, and specifically the Defendant Kimball & Winthrop and Defendant Goldstein, to provide to RHR the street name or custodial account in which all the RHR shares owned beneficially and of record by each of the Defendants and persons and entities acting in concert with them are or were previously held;

   b. Order each of the Defendants to cooperate with RHR in the transfer to the Charitable Trustee of any RHR shares owned in excess of the Ownership Limitation;

   c. Order each of the Defendants to remit to the Charitable Trustee all dividends received from RHR shares held in excess of the Ownership Limitation by the Defendants and those acting in concert with them, as well as profits received from the sale of excess shares;

   d. Order each of the Defendants to provide a complete list of all persons and entities acting in concert with them who own or who have owned RHR shares since January 1, 2006 to the date judgment is entered; plus a full accounting of the dividends they received from RHR shares they held in excess of the Ownership Limitation, as well as the dates purchased, prices paid, and in whose name they purchased or held the RHR shares; and the dates sold and amount received for any RHR shares they no longer hold; and

e. Order each of the Defendants to provide RHR such additional information concerning share ownership in RHR as RHR may reasonably request;

3. Enter a judgment for Plaintiff RHR against Defendants for RHR's actual damages plus interest and costs;

4. Enter judgment for Plaintiff RHR against Defendants in the amount of three times its actual damages plus interest, costs, and attorneys' fees as permitted by M.G.L. ch. 93A; and

5. Grant such other or further relief as may be appropriate in this matter.

RMR HOSPITALITY AND REAL ESTATE FUND

By its attorneys,



Jane B. Willis (BBO#[illegible])
Justin J. Wolosz (BBO#[illegible])
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110-2624
(617) 951-7000

June 4, 2007

CERTIFICATE OF SERVICE

I hereby certify that a true copy of the above document was served upon the attorney of record for each other party by [illegible] on June 4, 2007



TO PLAINTIFF'S ATTORNEY: PLEASE CIRCLE TYPE OF ACTION INVOLVED: — TORT — MOTOR VEHICLE TORT — CONTRACT — EQUITABLE RELIEF — OTHER

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss

SUPERIOR COURT DEPARTMENT OF THE TRIAL COURT CIVIL ACTION No. 06-4054



HMR Hospitality and Real Estate Fund, Plaintiff(s)

v.

Bulldog Investors General Partnership; Opportunity Partners Limited Partnership; Full Value Partners Limited Partnership; Opportunity Income Plus Fund Limited Partnership; Kimball & Winthrop, Inc.; Full Value Advisors, LLC; SPAR Advisors LLC; Phillip Goldstein; and John Does 1-500, Defendant(s)

SUMMONS

To the above-named Defendant:

You are hereby summoned and required to serve upon J[illegible] E. Willis, plaintiff's attorney, whose address is Ropes & Gray, LLP, One International Place, Boston, MA 02110, an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You are also required to file your answer to the complaint in the office of the Clerk of this court at 40 Thorndike Street, Cambridge, MA 02141 either before service upon plaintiff's attorney or within a reasonable time thereafter.

Unless otherwise provided by Rule 13(a), your answer must state as a counterclaim any claim which you may have against the plaintiff which arises out of the transaction or occurrence that is the subject matter of the plaintiff's claim or you will thereafter be barred from making such claim in any other action.

Witness, Barbara J. Rouse, Esquire, at .... the 4th day of June .... in the year of our Lord Two Thousand and Seven

[signature]

Clerk

NOTES.
1. This summons is issued pursuant to Rule 4 of the Massachusetts Rules of Civil Procedure.
2. When more than one defendant is involved, the names of all such defendants should appear in the caption. If a separate summons is used for each defendant, each should be addressed to the particular defendant.

PROOF OF SERVICE OF PROCESS

I hereby certify and return that on ....
20........, I served a copy of the within summons, together with a copy of the complaint in this action, upon the within-named defendant, in the following manner (See Mass. R. Civ. P. 4 (d) (1-5)):

....

....

....

x Elham Shahan..............

Dated: ...., 20..........

N.B. TO PROCESS SERVER:
PLEASE PLACE DATE YOU MAKE SERVICE ON DEFENDANT IN THIS BOX ON THE ORIGINAL AND ON COPY SERVED ON DEFENDANT.

(________________________________)
(........6/4/07.................., 20..........)
(________________________________)

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX ...., ss.

SUPERIOR COURT DEPARTMENT OF THE TRIAL COURT CIVIL ACTION

No.

...., Plff.

v.

...., Deft.

SUMMONS
(Mass. R. Civ. P. 4)

TO PLAINTIFF'S ATTORNEY: PLEASE CIRCLE TYPE OF ACTION INVOLVED: — TORT — MOTOR VEHICLE TORT — CONTRACT — EQUITABLE RELIEF — OTHER

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss

SUPERIOR COURT DEPARTMENT OF THE TRIAL COURT CIVIL ACTION No. 06-4054



EMR Hospitality and Real Estate Fund, Plaintiff(s)

v.

Bulldog Investors General Partnership; Opportunity Partners Limited Partnership; Full Value Partners Limited Partnership; Opportunity Income Plus Fund Limited Partnership; Kimball & Winthrop, Inc.; Full Value Advisors, LLC; SPAR Advisors LLC; Phillip Goldstein; and John Does 1-500, Defendant(s)

SUMMONS

To the above-named Defendant:

You are hereby summoned and required to serve upon Jane E. Willis plaintiff's attorney, whose address is Ropes & Gray, LLP, One International Place, Boston, MA 02110, an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You are also required to file your answer to the complaint in the office of the Clerk of this court at 40 Thorndike Street, Cambridge, MA 02141 either before service upon plaintiff's attorney or within a reasonable time thereafter.

Unless otherwise provided by Rule 13(a), your answer must state as a counterclaim any claim which you may have against the plaintiff which arises out of the transaction or occurrence that is the subject matter of the plaintiff's claim or you will thereafter be barred from making such claim in any other action.

Witness, Barbara J. Rouse, Esquire, at

the 4th day of June

in the year of our Lord Two Thousand and Seven

[signature]

Clerk

NOTICE TO DEFENDANT — You need not appear personally in court to answer the complaint, but if you claim to have a defense, either you or your attorney must serve a copy of your written answer within 20 days as specified herein and also file the original in the Clerk's Office.

NOTES.

1. This summons is issued pursuant to Rule 4 of the Massachusetts Rules of Civil Procedure.
2. When more than one defendant is involved, the names of all such defendants should appear in the caption. If a separate summons is used for each defendant, each should be addressed to the particular defendant.

FORM NO. SUP. — 001

PROOF OF SERVICE OF PROCESS

I hereby certify and return that on ....
20........, I served a copy of the within summons, together with a copy of the complaint in this action, upon the within-named defendant, in the following manner (See Mass. R. Civ. P. 4 (d) (1-5)):

....
....
....

x Elliom Shalan..............................

Dated: ...., 20..........

N.B. TO PROCESS SERVER:
PLEASE PLACE DATE YOU MAKE SERVICE ON DEFENDANT IN THIS BOX ON THE ORIGINAL AND ON COPY SERVED ON DEFENDANT.

(______________________________)
(.........6/4/07.........., 20..........)
(______________________________)

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX ......, ss.

SUPERIOR COURT DEPARTMENT OF THE TRIAL COURT CIVIL ACTION No.

...., Plff.

v.

...., Deft.

SUMMONS
(Mass. R. Civ. P. 4)

TO PLAINTIFF'S ATTORNEY: PLEASE CIRCLE TYPE OF ACTION INVOLVED: — TORT — MOTOR VEHICLE TORT — CONTRACT — (EQUITABLE RELIEF) — OTHER

COMMONWEALTH OF MASSACHUSETTS

SUPERIOR COURT DEPARTMENT OF THE TRIAL COURT CIVIL ACTION

No. 06-4054

MIDDLESEX, ss


THE SUPERIOR COURT

RMR Hospitality and Real Estate Fund, Plaintiff(s)

v.

Bulldog Investors General Partnership; Opportunity Partners Limited Partnership; Full Value Partners Limited Partnership; Opportunity Income Plus Fund Limited Partnership; Kimball & Winthrop, Inc.; Full Value Advisors, LLC; SPAR Advisors LLC; Phillip Goldstein; and John Does 1-500, Defendant(s)

SUMMONS

To the above-named Defendant:

You are hereby summoned and required to serve upon Jane E. Willis plaintiff's attorney, whose address is Ropes & Gray, LLP, One International Place, Boston, MA 02110, an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You are also required to file your answer to the complaint in the office of the Clerk of this court at 40 Thorndike Street, Cambridge, MA 02141 either before service upon plaintiff's attorney or within a reasonable time thereafter.

Unless otherwise provided by Rule 13(a), your answer must state as a counterclaim any claim which you may have against the plaintiff which arises out of the transaction or occurrence that is the subject matter of the plaintiff's claim or you will thereafter be barred from making such claim in any other action.

Witness, Barbara J. Rouse, Esquire, at Cambridge the 4th day of June in the year of our Lord Two Thousand and Seven.

Clerk

NOTICE TO DEFENDANT — You need not appear personally in court to answer the complaint, but if you claim to have a defense, either you or your attorney must serve a copy of your written answer within 20 days as specified herein and also file the original in the Clerk's Office.

NOTES.

1. This summons is issued pursuant to Rule 4 of the Massachusetts Rules of Civil Procedure.
2. When more than one defendant is involved, the names of all such defendants should appear in the caption. If a separate summons is used for each defendant, each should be addressed to the particular defendant.

FORM NO. SUP. — 001

PROOF OF SERVICE OF PROCESS

I hereby certify and return that on ....
20........, I served a copy of the within summons, together with a copy of the complaint in this action, upon the within-named defendant, in the following manner (See Mass. R. Civ. P. 4 (d) (1-5)):

....
....
....

....

Dated: ...., 20..........

N.B. TO PROCESS SERVER:
PLEASE PLACE DATE YOU MAKE SERVICE ON DEFENDANT IN THIS BOX ON THE ORIGINAL AND ON COPY SERVED ON DEFENDANT.

(______________________________)
(........ 6/4 ...., 20.07....)
(______________________________)

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX ...., ss.

SUPERIOR COURT DEPARTMENT OF THE TRIAL COURT CIVIL ACTION

No.

...., Plff.

v.

...., Deft.

SUMMONS
(Mass. R. Civ. P. 4)

TO PLAINTIFF'S ATTORNEY: PLEASE CIRCLE TYPE OF ACTION INVOLVED: —
TORT — MOTOR VEHICLE TORT — CONTRACT —
EQUITABLE RELIEF — OTHER

COMMONWEALTH OF MASSACHUSETTS

SUPERIOR COURT DEPARTMENT OF THE TRIAL COURT CIVIL ACTION No. 06-4054

MIDDLESEX, ss.



RMR Hospitality and Real Estate Fund, Plaintiff(s)

v.

Bulldog Investors General Partnership; Opportunity Partners Limited Partnership; Full Value Partners Limited Partnership; Opportunity Income Plus Fund Limited Partnership; Kimball & Winthrop, Inc.; Full Value Advisors, LLC; SPAR Advisors LLC; Phillip Goldstein; and John Does 1-500, Defendant(s)

SUMMONS

To the above-named Defendant:

You are hereby summoned and required to serve upon Jane E. Willis, plaintiff's attorney, whose address is Ropes & Gray, LLP, One International Place, Boston, MA 02110, an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You are also required to file your answer to the complaint in the office of the Clerk of this court at 40 Thorndike Street, Cambridge, MA 02141 either before service upon plaintiff's attorney or within a reasonable time thereafter.

Unless otherwise provided by Rule 13(a), your answer must state as a counterclaim any claim which you may have against the plaintiff which arises out of the transaction or occurrence that is the subject matter of the plaintiff's claim or you will thereafter be barred from making such claim in any other action.

Witness, Barbara J. Rouse, Esquire, at Cambridge the 4th day of June, in the year of our Lord Two Thousand and Seven.

A TRUE COPY ATTEST
PROCESS SERVER
ERIC RUBIN

[signature]
Clerk

NOTICE TO DEFENDANT — You need not appear personally in court to answer the complaint, but if you claim to have a defense, either you or your attorney must serve a copy of your written answer within 20 days as specified herein and also file the original in the Clerk's Office.

NOTES.
1. This summons is issued pursuant to Rule 4 of the Massachusetts Rules of Civil Procedure.
2. When more than one defendant is involved, the names of all such defendants should appear in the caption. If a separate summons is used for each defendant, each should be addressed to the particular defendant.

FORM NO. SUP. — 001

TO PLAINTIFF'S ATTORNEY: PLEASE CIRCLE TYPE OF ACTION INVOLVED: —
TORT — MOTOR VEHICLE TORT — CONTRACT —
(EQUITABLE RELIEF) — OTHER

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss

SUPERIOR COURT
DEPARTMENT
OF THE
TRIAL COURT
CIVIL ACTION
No. 06-4054



EMR Hospitality and Real Estate Fund, Plaintiff(s)

v.

Bulldog Investors General Partnership; Opportunity Partners Limited Partnership; Full Value Partners Limited Partnership; Opportunity Income PlusFund Limited Partnership; Kimball & Winthrop, Inc.; Full Value Advisors, LLC; SPAR Advisors LLC; Phillip Goldstein; and John Does 1-500, Defendant(s)

SUMMONS

To the above-named Defendant:

You are hereby summoned and required to serve upon Jane E. Willis plaintiff's attorney, whose address is Ropes & Gray, LLP, One International Place, Boston, MA 02110, an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You are also required to file your answer to the complaint in the office of the Clerk of this court at 40 Thorndike Street, Cambridge, MA 02141 either before service upon plaintiff's attorney or within a reasonable time thereafter.

Unless otherwise provided by Rule 13(a), your answer must state as a counterclaim any claim which you may have against the plaintiff which arises out of the transaction or occurrence that is the subject matter of the plaintiff's claim or you will thereafter be barred from making such claim in any other action.

Witness, Barbara J. Rouse, Esquire, at Cambridge the 4th day of June, in the year of our Lord Two Thousand and Seven.

[signature]
Clerk

NOTICE TO DEFENDANT — You need not appear personally in court to answer the complaint, but if you claim to have a defense, either you or your attorney must serve a copy of your written answer within 20 days as specified herein and also file the original in the Clerk's Office.

NOTES.
1. This summons is issued pursuant to Rule 4 of the Massachusetts Rules of Civil Procedure.
2. When more than one defendant is involved, the names of all such defendants should appear in the caption. If a separate summons is used for each defendant, each should be addressed to the particular defendant.

FORM NO. SUP. — 001

PROOF OF SERVICE OF PROCESS

I hereby certify and return that on ....
20........, I served a copy of the within summons, together with a copy of the complaint in this action, upon the within-named defendant, in the following manner (See Mass. R. Civ. P. 4 (d) (1-5)):

....
....
....

....

Dated: ...., 20.........

N.B. TO PROCESS SERVER:
PLEASE PLACE DATE YOU MAKE SERVICE ON DEFENDANT IN THIS BOX ON THE ORIGINAL AND ON COPY SERVED ON DEFENDANT.

(______________________________)
(..........6/4.................., 20.07...)
(______________________________)

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX ...., ss.

SUPERIOR COURT DEPARTMENT OF THE TRIAL COURT CIVIL ACTION

No.

...., Plff.

v.

...., Deft.

SUMMONS
(Mass. R. Civ. P. 4)

TO PLAINTIFF'S ATTORNEY: PLEASE CIRCLE TYPE OF ACTION INVOLVED: —
TORT — MOTOR VEHICLE TORT — CONTRACT —
EQUITABLE RELIEF — OTHER

COMMONWEALTH OF MASSACHUSETTS

SUPERIOR COURT
DEPARTMENT
OF THE
TRIAL COURT
CIVIL ACTION
No. 06-4056

MIDDLESEX, ss.



HRR Hospitality and Real Estate Fund, Plaintiff(s)

v.

Bulldog Investors General Partnership; Opportunity Partners Limited Partnership; Full Value Partners Limited Partnership; Opportunity Income Plus Fund Limited Partnership; Kimball & Winthrop, Inc.; Full Value Advisors, LLC; SPAR Advisors LLC; Phillip Goldstein; and John Does 1-500, Defendant(s)

SUMMONS

To the above-named Defendant:

You are hereby summoned and required to serve upon Jose E. Millis plaintiff's attorney, whose address is Ropes & Gray LLP One International Place, Boston, MA 02110, an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You are also required to file your answer to the complaint in the office of the Clerk of this court at 40 Thorndike Street, Cambridge, MA 02141 either before service upon plaintiff's attorney or within a reasonable time thereafter.

Unless otherwise provided by Rule 13(a), your answer must state as a counterclaim any claim which you may have against the plaintiff which arises out of the transaction or occurrence that is the subject matter of the plaintiff's claim or you will thereafter be barred from making such claim in any other action.

Witness, Barbara J. Rouse, Esquire, at Cambridge the 4th day of June, in the year of our Lord Two Thousand and Seven.

A TRUE COPY ATTEST:
PROCESS SERVER
ERIC RUBIN

Clerk

NOTICE TO DEFENDANT — You need not appear personally in court to answer the complaint, but if you claim to have a defense, either you or your attorney must serve a copy of your written answer within 20 days as specified herein and also file the original in the Clerk's Office.

NOTES.
1. This summons is issued pursuant to Rule 4 of the Massachusetts Rules of Civil Procedure.
2. When more than one defendant is involved, the names of all such defendants should appear in the caption. If a separate summons is used for each defendant, each should be addressed to the particular defendant.

FORM NO. CIV.—001

PROOF OF SERVICE OF PROCESS

I hereby certify and return that on ...., 20....., I served a copy of the within summons, together with a copy of the complaint in this action, upon the within-named defendant, in the following manner (See Mass. R. Civ. P. 4 (d)(1-5)):

....

....

....

Dated: ...., 20........

N.B. TO PROCESS SERVER:

PLEASE PLACE DATE YOU MAKE SERVICE ON DEFENDANT IN THIS BOX ON THE ORIGINAL AND ON COPY SERVED ON DEFENDANT.

(Served June 5, 2007)

(6 / 5 , 20 07)

([signature])

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT OF THE TRIAL COURT CIVIL ACTION

No.

SUMMONS (Mass. R. Civ. P. 4)

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT
CIV. NO. 06-4054-A

ADRIAN OVERSTREET, as Charitable Trustee Arising Under The RMR HOSPITALITY and REAL ESTATE FUND AGREEMENT AND DECLARATION OF TRUST,

INTERVENOR PLAINTIFF,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP/OPPORTUNITY PARTNERS LIMITED PARTNERSHIP; FULL VALUE PARTNERS LIMITED PARTNERSHIP; OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP; KIMBALL & WINTHROP, INC.; FULL VALUE ADVISORS, LLC; SPAR ADVISORS, LLC; PHILLIP GOLDSTEIN; and JOHN DOES NUMBER 1-500,

Defendants.

INTERVENOR COMPLAINT

Intervenor-Plaintiff Adrian Overstreet, as Charitable Trustee under the RMR Hospitality and Real Estate Fund Agreement and Declaration of Trust (the "Charitable Trustee"), by his attorneys, for his Intervenor Complaint, alleges upon knowledge with respect to himself and his own actions and upon information and belief with respect to all other matters, as follows:

1. RMR Hospitality and Real Estate Fund ("RHR"), a mutual fund organized as a Massachusetts business trust, brought a complaint in this action for declaratory judgment and specific performance to enforce provisions of its Agreement and Declaration of Trust (the "Trust Agreement").

2. RHR's Trust Agreement provides that, with certain exceptions, no person or group of persons acting together may own more than 9.8% of RHR's outstanding shares. This ownership restriction, which RHR has repeatedly and publicly disclosed, limits the ability of a shareholder to acquire control of RHR or force RHR to act in a manner inconsistent with its investment objectives. It also enables RHR to comply with restrictions imposed by companies in which RHR invests under applicable tax laws. Notwithstanding this restriction, Bulldog Investors General Partnership and its affiliates ("Bulldog") acquired approximately 14% of RHR's outstanding shares and, despite RHR's multiple requests, refused to reduce its ownership interest in RHR. As a result, RHR filed this action seeking a declaratory judgment that Bulldog's ownership of RHR shares was in violation of the Trust Agreement, and that RHR may take corrective action as permitted by the Trust Agreement. RHR also sought specific performance ordering Bulldog to disclose information about its RHR shares, so that RHR could implement this corrective action.

3. In response, Bulldog moved to dismiss this case for lack of personal jurisdiction. Before the Court had an opportunity to rule on that motion, Bulldog disclosed that it had sold some of its RHR shares, such that it purportedly no longer owns more than the 9.8% limit. Bulldog refuses, however, to comply with the Trust Agreement's requirement that it remit the dividends and other profits it received from its ownership of these excess shares to the Charitable Trustee and to provide other information required to confirm whether Bulldog is now in compliance with the Trust Agreement. As a result of Bulldog's continued refusal to comply with RHR's Trust Agreement and cooperate with the Charitable Trustee, the Charitable Trustee brings this Complaint seeking an order of specific performance requiring Bulldog (1) to remit to the Charitable Trustee the dividends and profits it received from its ownership or sale of shares in excess of the 9.8% limit; (2) deliver to the Charitable Trustee shares still held by Bulldog in excess of the 9.8% limit; and (3) to provide a full accounting of those amounts.

The Parties

4. Plaintiff RHR is a Massachusetts business trust with its principal place of business in Newton, Massachusetts. RHR's membership interests, or common shares, are traded on the American Stock Exchange. RHR has several thousand shareholders,

including residents of Massachusetts, New York, New Jersey, Delaware, Ohio and other states.

5. Intervenor Plaintiff, the Charitable Trustee, derives his power and authority from Article V of the Trust Agreement, which establishes the Trust as a Massachusetts trust.

6. Defendant Bulldog is a general partnership with a principal place of business at 60 Heritage Drive, Pleasantville, New York. On information and belief, Bulldog sometimes claims to have a principal place of business at Park 80 West-Plaza Two, Saddle Brook, New Jersey. Despite inquiry, the jurisdiction under whose laws Bulldog has been organized remains ambiguous, but Intervenor Plaintiff believes and alleges Bulldog exists as a creature of New York law or of Ohio law.

7. Defendant Opportunity Partners Limited Partnership ("Opportunity Fund") is an Ohio limited partnership. On information and belief, Opportunity Fund's principal place of business is 60 Heritage Drive, Pleasantville, New York.

8. Defendant Full Value Partners Limited Partnership ("Full Value Fund") is a Delaware limited partnership. On information and belief, Full Value Fund's principal place of business is at Park 80 West-Plaza Two, Saddle Brook, New Jersey.

9. Defendant Opportunity Income Plus Fund Limited Partnership ("Opportunity Plus Fund") is a Delaware limited partnership. On information and belief, Opportunity Plus Fund's

principal place of business is at Park 80 West-Plaza Two, Saddle Brook, New Jersey.

10. Defendant Kimball & Winthrop, Inc. is an Ohio corporation with a principal place of business at 60 Heritage Drive, Pleasantville, New York or at Park 80 West-Plaza Two, Saddle Brook, New Jersey.

11. Defendant Full Value Advisors, LLC ("Full Value Advisors") is a New Jersey limited liability company with a principal place of business at 60 Heritage Drive, Pleasantville, New York or at Park 80 West-Plaza Two, Saddle Brook, New Jersey.

12. Defendant Spar Advisors, LLC ("Spar Advisors") is a New York limited liability company. On information and belief, Spar Advisors' principal place of business is at 60 Heritage Drive, Pleasantville, New York or at Park 80 West-Plaza Two, Saddle Brook, New Jersey.

13. Defendant Phillip Goldstein ("Goldstein") is an individual who resides at 60 Heritage Drive, Pleasantville, New York.

14. Defendants John Does number 1 to 500 are individuals and entities which are partners of Bulldog, Opportunity Fund, Full Value Fund or Opportunity Plus Fund, or who are acting together with Kimball & Winthrop and Goldstein regarding the subject matter of this complaint.

Jurisdiction and Venue

15. This Court has jurisdiction over the parties pursuant to Mass. Gen. L. c. 223A, § 3, including, without limitation, § 3(a).

16. Venue properly lies in this Court pursuant to Mass. Gen. L. c. 223, § 1.

Relevant Facts

RMR Hospitality and Real Estate Fund ("RHR")

17. RHR is a closed end mutual fund which invests primarily in hospitality and real estate securities including Real Estate Investment Trusts (REITs). RHR was formed in January 2004, when its Trust Agreement was executed and filed with the Massachusetts Secretary of State. A copy of the Trust Agreement is attached as Exhibit A.

18. RHR is registered as an investment company under the Investment Company Act of 1940 (the "1940 Act"). RHR is managed by a board of trustees, officers appointed by its board of trustees and by RMR Advisors, Inc., a Massachusetts corporation which is a registered mutual fund adviser under the federal Investment Advisers Act (the "Advisers Act").

19. As described in more detail infra, Article V of the Trust Agreement provides for the appointment of a Charitable Trustee by a majority of the Trustees of RHR to serve as trustee of the Charitable Trust.

Bulldog and Phillip Goldstein

20. Upon information and belief: (i) Bulldog is a general partnership of Opportunity Fund, Full Value Fund, Opportunity Plus Fund and others; (ii) Kimball & Winthrop is the managing partner and investment adviser to Bulldog and Opportunity Fund; (iii) Full Value Advisors is the general partner and investment adviser to Full Value Fund; (iv) Spar Advisors is the general partner and investment adviser to Opportunity Plus Fund; and (v) Goldstein is a founder and principal of Bulldog, a partner of each of Opportunity Fund, Full Value Fund and Opportunity Plus Fund, at least the 50% owner, President and controlling person of Kimball & Winthrop, and a Managing Member of Full Value Advisors and Spar Advisors.

21. None of Bulldog, Opportunity Fund, Full Value Fund nor Opportunity Plus Fund are registered as investment companies under the 1940 Act. Similarly, none of Kimball & Winthrop, Full Value Advisors, Spar Advisors nor Goldstein are registered under the Advisers Act. Rather, the Defendants operate as what is commonly referred to as a "hedge fund". Unless the context requires otherwise, the Defendants are hereinafter collectively referred to as "Bulldog".

22. Bulldog regularly solicits Massachusetts residents to be its investors, but none of the Defendants is registered with the Securities Division of the Massachusetts Secretary of State.

On January 31, 2007, the Massachusetts Securities Division filed an administrative complaint against the Defendants alleging that Bulldog violated the law by failing to register or ensure availability of an exemption from registration.

23. Bulldog regularly describes itself as an "activist" investor which specializes in investing in publicly traded closed end mutual funds. According to its own advertising materials distributed in Massachusetts, Bulldog's investment techniques are to amass a significant percentage of a target company and then begin "putting pressure on management" to take actions which may cause the market price of the shares to increase, by publicly campaigning for "liquidation, a share buyback, a self-tender" or some other measure to change management or open end the target company. Then, when the share price increases, Bulldog may sell its investment at a profit, often leaving the remaining shareholders with a weaker company. Bulldog frequently threatens and engages in expensive litigation and publicizes its activities in the hope of increasing the share price of the target company. According to some of Bulldog's own investment sales materials, it has "been involved in nearly two dozen proxy contests over the past [illegible] years".

24. Before the Defendants Bulldog Investors General Partnership, Opportunity Fund, Full Value Fund and Opportunity Plus Fund (the "Goldstein Managed Funds") make a significant

investment in a Bulldog target such as RHR, Defendant Goldstein often personally purchases shares in the target companies. Then, as the Goldstein Managed Funds purchase large quantities of additional shares in those same target companies, the share prices of the target companies increase. By regularly engaging in these so called "front running" activities, Defendant Goldstein is able to personally profit from his personal share purchases without regard to whether the Goldstein Managed Funds and their investors are able to profit. This practice is evidence of the unethical and inequitable conduct associated with the activities of Defendant Goldstein and his Bulldog business.

Bulldog's Acquisition of RHR Shares

25. The Trust Agreement requires that any person or group of persons who intends to acquire more than 9.8% of RHR's outstanding shares must give 15 days advance notice of its intention to do so. *See* Trust Agreement, Article V, § 2.3 at Exhibit A. In addition, applicable provisions of the federal securities laws require that any person or group of persons who acquires 5% or more of a publicly owned company must give written notice to the company within 10 days after the acquisition. Despite these requirements, neither Bulldog nor any of the Defendants gave notice to RHR of their share

ownership of RHR until after RHR independently learned of this ownership and contacted Bulldog.

26. As a part of its routine review of public filings applicable to RHR at the federal Securities and Exchange Commission (the "SEC") in August 2006, RHR discovered that Bulldog reported owning 327,400 shares of RHR.

27. On information and belief, as of November 13, 2006, the date of the initial Complaint in this case, Bulldog acting for itself and the other entity Defendants owned 368,400 shares of RHR which constitutes approximately 14% of all RHR shares outstanding.

28. On information and belief, Defendant Goldstein personally (or in a joint account with his wife) owned then and owns now 6,000 shares of RHR which he acquired before most of the purchases of RHR were made by the Goldstein Managed Funds.

RHR's Ownership Limitation

29. When Bulldog purchased shares of RHR, it expressly assented, agreed, and became a party, to the terms of RHR's Trust Agreement. *See* Trust Agreement, Article III, § 8, at Exhibit A.

30. The Trust Agreement provides that with certain limited exceptions which are not applicable to Bulldog, no "person" may own more than 9.8 % of the outstanding common shares of RHR (hereinafter, the "Aggregate Share Ownership Limit" or

"Ownership Limitation"). Article I, Section 2(g) of the Trust Agreement defines a "person" as follows:

> "Person" means an individual, corporation, partnership, estate, trust . . . , association, private foundation . . . , joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 . . .

See Trust Agreement, Article I, § 2(g), at Exhibit A.

31. Article V, Section 2.1 of the Trust Agreement states the Ownership Limitation as follows:

> Ownership Limitations. From and after the Initial Date:
>
> (a) Basic Restrictions.
>
> (i) (1) No Person . . . shall Beneficially Own or Constructively Own Equity Shares in excess of the Aggregate Share Ownership Limit . . . .

See Trust Agreement, Article V, § 2.1(a), at Exhibit A. Article V, Section 1 of the Trust Agreement defines the Aggregate Share Ownership Limit as 9.8%. *See* Trust Agreement, Article V, § 1, at Exhibit A.

32. This Ownership Limitation has been publicly disclosed by RHR. It is set forth in the Trust Agreement, which is available from the Massachusetts Secretary of State, and it has also been disclosed in every offering prospectus RHR has distributed to investors since its organization.

33. The Ownership Limitation exists to limit the ability of an investor group to acquire control of RHR, to force RHR to

convert to an open end mutual fund or otherwise to take action inconsistent with RHR's investment objectives. RHR's public disclosures have clearly set forth this explanation.

34. The Ownership Limitation also exists to permit flexibility to carry out RHR's investment program. As explained above, RHR regularly invests in REITs. REITs generally pay high dividends because REITs do not pay taxes on the income they receive and distribute to REIT shareholders like RHR. The Internal Revenue Code (the "Code") places complex restrictions on the ownership of REITs, and on the amount of income a REIT can earn from various sources. For example, the Code provides that a REIT's five largest shareholders cannot own more than 50 percent of the REIT's outstanding stock. The Code also provides that a REIT may not receive tax free rental income from a tenant if the REIT is deemed to own 10% or more of the tenant.

35. The Code contains complex ownership attribution rules for purposes of determining whether a REIT is entitled to tax exempt status. For example, because the Defendants are working together under common ownership and control and because Bulldog owns more than 10% of RHR, all of the shares of a REIT or tenant of a REIT owned by Bulldog may be attributed to and combined with the shares owned by RHR of the same REIT or tenant for purposes of determining whether the particular REIT continues to qualify for tax exempt status.

36. If REIT fails to comply with the Code's restrictions, it will lose its tax free status. In order to avoid that possibility, REITs impose restrictions to prevent an investor from owning more than 10% of their shares. REITs also take steps to limit the extent to which they are attributed to have ownership in any current or prospective tenant. Most, if not all, of the REITs in which RHR invests or considers investing impose these types of restrictions and typically prohibit any investor from owning more than 9.8% or 9.9% of each REIT. RHR implemented its Ownership Limitation, in part, to ensure its compliance with the restrictions imposed by the REITs in which RHR invests so that these REITs may continue to be tax exempt and pay high dividends to RHR.

The Trust Agreement's Corrective Mechanism

37. The Trust Agreement contains a corrective mechanism that is triggered when a shareholder such as Bulldog violates its Ownership Limitation. The Trust Agreement provides that the number of shares owned in excess of the Ownership Limitation may be transferred to a charitable trust, whose trustee is then instructed to sell the shares with a portion of the proceeds payable to the offending shareholder and the remainder to a charitable beneficiary.

38. Section 2.2(b) of Article V of the Trust Agreement provides as follows:

> Transfer in Trust. If any Transfer of Equity Shares occurs which, if effective, would result in any Person Beneficially Owning or Constructively Owning Equity Shares in violation of . . . [the Ownership Limitation],
>
> (i) then that number of Equity Shares the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate Section 2.1(a)(i) . . . shall be automatically transferred to a Charitable Trust for the benefit of a Charitable Beneficiary, as described in Section 3 of this Article V.

See Trust Agreement, Article V, § 2.1(b), at Exhibit A.

39. Section 3.4 of Article V of the Trust Agreement provides for the sale of the excess shares as follows:

> Within 20 days of receiving notice from the Trust that Equity Shares have been transferred to the Charitable Trust, the Charitable Trustee shall sell the shares held in the Charitable Trust to a Person, designated by the Charitable Trustee, whose ownership of the shares will not violate the ownership limitations set forth in Section 2.1(a) of this Article V [i.e., the 9.8% Ownership Limitation]. Upon such sale, the interest of the Charitable Beneficiary in the Shares sold shall terminate and the Charitable Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in this Section 3.4 . . . .

See Trust Agreement, Article V, § 3.4, at Exhibit A.

40. Under Article V, § 1 of the Trust Agreement, the Charitable Trustee is appointed by a majority of the RHR trustees to serve as trustee of the Charitable Trust to carry out these provisions.

Bulldog's Refusal To Comply With the Trust Agreement

41. As described above, Article V, § 2.3 of the Trust Agreement requires any person who intends to acquire RHR shares in excess of the Ownership Limitation to provide 15 days written notice to RHR prior to doing so. Bulldog did not comply with this requirement. As a result, RHR first learned that Bulldog violated the Ownership Limitation when it discovered a Bulldog filing at the SEC relating to RHR.

42. Upon learning of Bulldog's excess share ownership, RHR's President, Mr. Thomas M. O'Brien, wrote to Bulldog on August 9, 2006 requesting Bulldog to bring its holdings into compliance with the Ownership Limitation in the Trust Agreement.

43. Bulldog responded by letter from Defendant Goldstein to Mr. O'Brien dated August 15, 2006. In his letter, Defendant Goldstein refused to reduce Bulldog's share ownership in RHR and argued that the Ownership Limitation serves no legitimate purpose. He also threatened a proxy contest or "expensive litigation" unless RHR was willing to meet with Bulldog representatives and take various actions that Bulldog might propose.

44. By letter dated August 25, 2006, RHR again urged Bulldog to bring its share ownership in compliance with the Trust Agreement and explained that Bulldog's failure to do so would require RHR to implement the corrective mechanism set forth in the Trust Agreement.

45. By letter dated September 25, 2006, Mr. Goldstein stated that Bulldog is unwilling to reduce its share ownership but that Bulldog would hold off purchasing more RHR shares (in further violation of the Ownership Limitation), and hold off discussing RHR publicly, so that RHR could consider Bulldog's demands.

46. By letter dated October 17, 2006, RHR again requested that Bulldog bring its share ownership into compliance with the Ownership Limitation and also requested information regarding the street name in which Bulldog's RHR shares are held, so that RHR could enforce the Trust Agreement to reduce Bulldog's share ownership. This letter requested that Bulldog provide the requested information by November 10, 2006.

47. Section 2.4 of Article V of the Trust Agreement requires Bulldog to provide information as RHR may request to ensure compliance with the Ownership Limitation.

48. Bulldog responded to RHR's request for information with a letter from Defendant Goldstein to Mr. O'Brien dated October 21, 2006. In its letter Bulldog admitted that it is familiar with the Ownership Limitation in the Trust Agreement but questioned the purpose of the Ownership Limitation and then threatened "to consider a public appeal to RHR's shareholders." Bulldog's letter of October 21, 2006 did not address RHR's request for information.

49. By letter dated October 31, 2006 from Mr. O'Brien, RHR responded to Bulldog. This letter explained the rationale for the 9.8% ownership limitation in REITs and explained that RHR's Ownership Limitation allows it to make REIT investments without monitoring its shareholders' (i.e. Bulldog's) investments. This letter also explained that the Ownership Limitation is contained in the Trust Agreement and is enforceable regardless of the tax compliance rationale. Finally, this letter again requested the information concerning the street name and custodial account in which Bulldog holds its shares be provided by November 10, 2006 so that RHR might verify Bulldog's ownership and implement the corrective actions permitted by the Trust Agreement.

50. Bulldog responded by letter from Defendant Goldstein dated November 3, 2006. Bulldog's letter did not agree to reduce Bulldog's share ownership, and did not provide the information about Bulldog's shares that RHR requested.

51. By letter dated November 8, 2006, RHR again urged Bulldog to reduce its share ownership, and to provide information about its shares by November 10, 2006. Copies of this letter, as well as the correspondence between Mr. O'Brien for RHR and Mr. Goldstein for Bulldog dated August 9, August 15, August 25, September 25, October 17, October 23, October 31 and November 3, 2006 are attached hereto as Exhibit B.

52. Because Bulldog refused to bring its share ownership into compliance as required by the Trust Agreement, RHR brought the complaint in this action against the Defendants on November 13, 2006, to enforce the Ownership Limitation.

Bulldog Refuses to Comply With the Charitable Trustee's Demands

53. On December 6, 2006, pursuant to Article V, Section 1 of the Trust Agreement, RHR's Board of Trustees appointed Adrian Overstreet, Esq., as the Charitable Trustee of the shares owned by Bulldog in excess of the Ownership Limitation. Under the Trust Agreement, the Charitable Trustee is to obtain and sell these excess shares for the benefit of a charitable beneficiary. See Trust Agreement, Article V, § 3.1, at Exhibit A.

54. The Charitable Trustee contacted Bulldog by letter, dated December 11, 2006, and demanded (1) that Bulldog transfer its RHR shares in excess of the Ownership Limitation into an account opened by the Charitable Trustee; (2) that Bulldog provide an accounting of all dividend distributions received since Bulldog's first purchase in violation of the Ownership Limitation; and (3) that Bulldog remit any future distributions with respect to those excess shares to the Charitable Trustee. A copy of this letter is attached hereto as Exhibit C.

55. Bulldog refused to comply with the Charitable Trustee's demands.

Bulldog Continues To Violate The Trust Agreement

56. On February 5, 2007, Bulldog filed an amended Schedule 13D with the SEC, announcing that it had sold 125,000 of its RHR shares, allegedly reducing its share ownership to 9.79% of RHR's outstanding shares, an amount that would no longer violate the Ownership Limitation.

57. The Trust Agreement provides that the Charitable Trustee is to receive the dividends from shares owned in excess of the Ownership Limitation, as well as the net proceeds from the sale of those shares. See Trust Agreement, Article V, §§ 3.2-3.4, at Exhibit A.

58. On February 7, 2007, the Charitable Trustee wrote to Bulldog demanding that Bulldog remit to the Charitable Trustee any accumulated dividends or profits from the RHR shares it owned in violation of the Ownership Limitation.

59. As of the date of the filing of this Complaint, Bulldog has refused to remit the dividends and profits from the sale of the RHR sales.

<u>Count I: Declaratory Judgment</u>

60. Intervenor Plaintiff repeats paragraphs numbered 1 - 59.

61. The Trust Agreement limits the number of RHR shares which may be owned by any one of its shareholders or a group of its shareholders acting together to 9.8% of the total RHR shares outstanding.

62. Defendant Bulldog Investors General Partnership and Defendant Goldstein, acting for themselves or on behalf of the other Defendants, violated the Ownership Limitation by purchasing more than 9.8% of the outstanding shares of RHR.

63. Despite repeated requests by Plaintiff RHR, the Defendants refused to bring their share ownership into compliance with the Ownership Limitation and refused to cooperate with Plaintiff RHR in enforcing the Trust Agreement, thus prompting RHR to file this action.

64. Although Defendants have now purportedly sold a portion of their RHR shares, they continue to assert that the Ownership Limitation is unenforceable and therefore the Defendants are not required to remit the dividends and profits they received from these shares to the Charitable Trustee. An actual controversy therefore exists between the Intervenor Plaintiff and the Defendants.

65. The Intervenor Plaintiff is entitled to a declaration that the Defendants' ownership of RHR shares violated the Trust Agreement and that the Intervenor Plaintiff may take corrective action as provided in the Trust Agreement to ensure that

Defendants' share ownership is now, and will remain, in compliance.

COUNT II: Specific Performance

66. Intervenor Plaintiff repeats paragraphs numbered 1 - 65.

67. Plaintiff RHR and the Intervenor-Plaintiff Charitable Trustee repeatedly requested that the Defendants provide information concerning their ownership of RHR shares including the street name and custodial account in which the Defendants' RHR shares are owned. The Defendants refused to provide the requested information.

68. The Trust Agreement requires RHR shareholders to provide information about their share ownership to RHR when RHR requests it.

69. Plaintiff RHR requires the information requested from the Defendants in order that Plaintiff may determine the extent to which Bulldog may be in violation of the Ownership Limitation, so that RHR and the Charitable Trustee can implement the corrective mechanism in the Trust Agreement.

70. The Defendants, and particularly Defendant Kimball & Winthrop and Defendant Goldstein who control the day to day business of all of the Defendants, should be ordered to provide the information requested by Plaintiff RHR.

COUNT III: Specific Performance

71. Intervenor Plaintiff repeats paragraphs numbered 1 - 70.

72. Defendants received dividends as a result of their ownership of RHR shares in excess of the Ownership Limitation. Defendants also received profits from the February 2, 2007 sale of the RHR shares they held in excess of the Ownership Limitation.

73. The Trust Agreement provides that Defendants have no right to retain dividends from RHR shares they held in excess of the Ownership Limitation. Instead, the Trust Agreement requires that the Charitable Trustee receive the dividends from those excess shares. See Trust Agreement, Article V, §§ 3.2-3.3, at Exhibit A.

74. The Trust Agreement also provides that Defendants may not receive any profits from the sale of the RHR shares they held in excess of the Ownership Limitation. Instead, the Trust Agreement provides that the Charitable Trustee is entitled to the profits from the sale of those RHR shares. See Trust Agreement, Article V, § 3.4.

75. The Charitable Trustee is empowered to enforce these provisions in Article V of the Trust Agreement. See Article V, § 3.4. The Intervenor Plaintiff Charitable Trustee has requested that Bulldog remit the dividends and profits Bulldog

received from its ownership and sale of the RHR shares in excess of the Ownership Limitation. Bulldog has refused to comply with the request.

76. The Defendants should be ordered to remit to the Intervenor Plaintiff Charitable Trustee the dividends they received from their ownership of RHR shares in excess of the Ownership Limitation and the profits they obtained from the sale of those excess shares.

77. In order to ensure that the Defendants comply, Defendants should be ordered to provide (i) a list of all affiliated persons of Defendant who held shares of RHR since January 1, 2006 to the present; (ii) a full accounting of the dividends they received for their RHR shares; (iii) the dates purchased, prices paid, and in whose name they purchased or held their RHR shares; and (iv) the dates sold and amounts they received for any RHR shares they no longer hold.

Prayer For Relief

Wherefore, RHR respectfully prays that this Court:

1. Enter a judgment for Intervenor Plaintiff declaring that the Defendants' ownership of RHR shares in excess of the Ownership Limitation violated the Trust Agreement and that the Intervenor Plaintiff and RHR are entitled to take corrective action as provided in the Trust Agreement;

2. Order the Defendants and each of them to specifically perform their obligations under the Trust Agreement so that RHR and the Charitable Trustee may enforce the Trust Agreement and specifically as follows:

a. Order the Defendant Kimball & Winthrop and Defendant Goldstein to provide to RHR the street name or custodial account in which all the RHR shares owned beneficially and of record by each Defendant are or were previously held;

b. Order the Defendant Kimball & Winthrop and Defendant Goldstein to cooperate with RHR in the transfer and sale of any RHR shares Defendants own in excess of the Ownership Limitation;

c. Order the Defendants to remit to the Charitable Trustee all dividends they received from RHR shares they held in excess of the Ownership Limitation, as well as the profits they received from the sale of those shares;

d. Order the Defendants to provide a complete list of all their affiliates who own or who have owned RHR shares since January 1, 2006 to the date judgment is entered, plus a full accounting of the dividends they received from RHR shares they held in excess of the Ownership Limitation, as well as the dates purchased, prices paid, and the dates sold and amount received for any RHR shares they no longer hold; and

e. Order the Defendants to provide RHR such additional information concerning Defendants' RHR share ownership as RHR may reasonably request.

3. Award to RHR and the Charitable Trustee their attorneys' fees and costs; and

4. Grant such other or further relief as may be appropriate in this matter.

Adrian Overstreet, as
Charitable Trustee,

By his attorneys,



Philip Y. Brown (BBO #552366)
Brian R. Birke (BBO#652720)
ADLER POLLOCK & SHEEHAN P.C.
175 Federal Street
Boston, Massachusetts 02110
(617)482-0600

June 6, 2007

408506_1

Certificate of Service

I, Philip Y. Brown, do hereby certify that on June 6, 2007, I caused a copy of the foregoing to be served by first class mail, postage prepaid, upon counsel of record.



Philip Y. Brown

ADLER POLLOCK & SHEEHAN P.C.

175 Federal Street
Boston, MA 02110
Telephone 617-482-0600
Fax 617-482-0604

One Citizens Plaza, 8th floor
Providence, RI 02903
Telephone 401-274-7200
Fax 401-751-0604 / 351-4607

www.apslaw.com

June 6, 2007

Civil Clerk's Office
Middlesex Superior Court
40 Thorndike Street
East Cambridge, MA 02141
Attn: Ellen DiPace

Re: RMR Hospitality and Real Estate v. Building Investors General Partnership, et al.
Civil Action No. 06-4054
Our File No. 481129-002

Dear Ms. DiPace:

Relative to the allowance of Intervenor-Plaintiff Adrian Overstreet's Motion for Leave to Intervene in the above-entitled matter, enclosed for filing, please find the following:

1. Intervenor Complaint;
2. A check in the amount of $315 ($275 filing fee for intervenor plaintiff and 8 summonses).

Thank you for your assistance.

Very truly yours,



Mary Abaire
Legal Assistant to Philip Y. Brown

/ma
Enc.

cc: Theodore M. Hess-Mahan, Esq.

637708_1

Ted Hess-Mahan

From:	Abare, Mary [MAbare@apslaw.com]
Sent:	Wednesday, June 06, 2007 3:46 PM
To:	Ted Hess-Mahan
Subject:	Adrian Overstreet v. Bulldog Investors General Partnership et al

Because the court docket reflects the allowance of the motion to file intervenor complaint but not the intervenor complaint, per the court's instructions we are filing the intervenor complaint and need to serve the defendants (a copy of our letter to the court is in today's mail). Would you be willing to accept service for the defendants, or would you rather we serve them directly.

Mary Abare
Legal Assistant
ADLER POLLOCK & SHEEHAN P.C.
175 Federal Street, 10th Floor
Boston, MA 02110

E-Mail mabare@apslaw.com
Phone 617.482.0600
Fax 617-482-0604
Visit our website at www.apslaw.com
ADLER POLLOCK & SHEEHAN P.C.

Ted Hess-Mahan

From: Ted Hess-Mahan [thess-mahan@hutchingsbarsamian.com]
Sent: Thursday, June 14, 2007 4:03 PM
To: 'Abare, Mary'
Subject: RE: Adrian Overstreet v. Bulldog Investors General Partnership et al

Dear Ms. Abare:

We will accept service of the Intervenor Complaint filed with the Court on June 6, 2007 on behalf of defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Partners Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors, LLC, and Phillip Goldstein.

Please contact me if you have any questions.

Theodore M. Hess-Mahan, Esq.
Hutchings, Barsamian, Mandelcorn & Zeytoonian, LLP
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481
Tel (781) 431-2231 ext. 234
Fax (781) 431-8726
thess-mahan@hutchingsbarsamian.com
www.hutchingsbarsamian.com

From: Abare, Mary [mailto:MAbare@apslaw.com]
Sent: Thursday, June 14, 2007 3:10 PM
To: Ted Hess-Mahan
Subject: FW: Adrian Overstreet v. Bulldog Investors General Partnership et al

I am following up on my email concerning whether or not you will accept service on behalf of your clients.
Thanks.

-----Original Message-----
From: Abare, Mary
Sent: Wednesday, June 06, 2007 3:46 PM
To: 'Ted Hess-Mahan'
Subject: Adrian Overstreet v. Bulldog Investors General Partnership et al

Because the court docket reflects the allowance of the motion to file intervenor complaint but not the intervenor complaint, per the court's instructions we are filing the intervenor complaint and need to serve the defendants (a copy of our letter to the court is in today's mail). Would you be willing to accept service for the defendants, or would you rather we serve them directly.

Mary Abare
Legal Assistant
ADLER POLLOCK & SHEEHAN P.C.
175 Federal Street, 10th Floor
Boston, MA 02110

E-Mail mabare@apslaw.com
Phone 617.482.0600
Fax 617-482-0604
Visit our website at www.apslaw.com
ADLER POLLOCK & SHEEHAN P.C.

To comply with IRS regulations, we advise that any discussion of Federal tax issues in this e-mail is not intended or written to be used, and cannot be used, (i) to avoid any penalties imposed under the Internal Revenue Code or (ii) to promote, market or recommend to another party any transaction or matter addressed herein.

Commonwealth of Massachusetts
MIDDLESEX SUPERIOR COURT
Case Summary
Civil Docket

RMR Hospitality and Real Estate Fund v Bulldog Investors General

Details for Docket: MICV2006-04054

Case Information

Docket Number:	MICV2006-04054	**Caption:**	RMR Hospitality and Real Estate Fund v Bulldog Investors General
Filing Date:	11/13/2006	**Case Status:**	Needs evaluation
Status Date:	02/09/2007	**Session:**	Cv A (12A Cambridge)
Lead Case:	NA	**Case Type:**	Most

Tracking Deadlines

TRK:	A	**Discovery:**	01/01/2009
Service Date:	02/11/2007	**Disposition:**	11/12/2009
Rule 15:	02/06/2008	**Rule 12/19/20:**	04/12/2007
Final PTC:	06/30/2009	**Rule 56:**	03/02/2009
Answer Date:	04/12/2007	**Jury Trial:**	NO

Case Information

Docket Number:	MICV2006-04054	**Caption:**	RMR Hospitality and Real Estate Fund v Bulldog Investors General
Filing Date:	11/13/2006	**Case Status:**	Needs evaluation
Status Date:	02/09/2007	**Session:**	Cv A (12A Cambridge)
Lead Case:	NA	**Case Type:**	Declaratory judgement (231A)

Tracking Deadlines

TRK:	A	**Discovery:**	01/01/2009
Service Date:	02/11/2007	**Disposition:**	11/12/2009
Rule 15:	02/06/2008	**Rule 12/19/20:**	04/12/2007
Final PTC:	06/30/2009	**Rule 56:**	03/02/2009
Answer Date:	04/12/2007	**Jury Trial:**	NO

Parties Involved

22 Parties Involved in Docket: MICV2006-04054

Party **Role:** Defendant

Involved:			
Last Name:	Bulldog Investors General Partnership	**First Name:**	
Address:	60 Heritage Drive	**Address:**	
City:	Pleasantville	**State:**	NY
Zip Code:	10570	**Zip Ext:**	
Telephone:			

Party Involved:		**Role:**	Defendant
Last Name:	Does 1 to 500	**First Name:**	John
Address:		**Address:**	
City:		**State:**	
Zip Code:		**Zip Ext:**	
Telephone:			

Party Involved:		**Role:**	Defendant
Last Name:	Full Value Advisors, LLC	**First Name:**	
Address:	60 Heritage Drive	**Address:**	
City:	Pleasantville	**State:**	NY
Zip Code:	10570	**Zip Ext:**	
Telephone:			

Party Involved:		**Role:**	Defendant
Last Name:	Full Value Partners Limited Partnership	**First Name:**	
Address:	60 Heritage Drive	**Address:**	
City:	Pleasantville	**State:**	NY
Zip Code:	10570	**Zip Ext:**	
Telephone:			

Party Involved:		**Role:**	Defendant
Last Name:	Goldstein	**First Name:**	Philip
Address:	60 Heritage Drive	**Address:**	
City:	Pleasantville	**State:**	NY
Zip Code:	10570	**Zip Ext:**	
Telephone:			

Party Involved:		**Role:**	Defendant

Last Name:	Kimball & Winthrop, Inc.	**First Name:**	
Address:	60 Heritage Drive	**Address:**	
City:	Pleasantville	**State:**	NY
Zip Code:	10570	**Zip Ext:**	
Telephone:			

Party Involved:		**Role:**	Defendant
Last Name:	Opportunity Income Plus Fund Limited partnership	**First Name:**	
Address:	60 Heritage Drive	**Address:**	
City:	Pleasantville	**State:**	NY
Zip Code:	10570	**Zip Ext:**	
Telephone:			

Party Involved:		**Role:**	Defendant
Last Name:	Opportunity Partners Limited Partnership	**First Name:**	
Address:	60 Heritage Dr	**Address:**	
City:	Pleasantville	**State:**	NY
Zip Code:	10570	**Zip Ext:**	
Telephone:			

Party Involved:		**Role:**	Defendant
Last Name:	Spar Advisors, LLC	**First Name:**	
Address:	60 Heritage Drive	**Address:**	
City:	Pleasantville	**State:**	NY
Zip Code:	10570	**Zip Ext:**	
Telephone:			

Party Involved:		**Role:**	Defendant/Intervenor
Last Name:	Bulldog	**First Name:**	
Address:	80 West-Plaza	**Address:**	Two Saddle Brook
City:		**State:**	NJ
Zip Code:		**Zip Ext:**	
Telephone:			

Party Involved:		**Role:**	Defendant/Intervenor
Last Name:	Full Value Advisor, LLC	**First Name:**	

Address:	60 Heritage Dr.	**Address:**	
City:		**State:**	
Zip Code:		**Zip Ext:**	
Telephone:			

Party Involved:		**Role:**	Defendant/Intervenor
Last Name:	Full Value Partners Limited Partnership	**First Name:**	
Address:		**Address:**	
City:		**State:**	
Zip Code:		**Zip Ext:**	
Telephone:			

Party Involved:		**Role:**	Defendant/Intervenor
Last Name:	Goldstein	**First Name:**	Philip
Address:	60 Heritage Dr.	**Address:**	
City:		**State:**	
Zip Code:		**Zip Ext:**	
Telephone:			

Party Involved:		**Role:**	Defendant/Intervenor
Last Name:	John Does 1-500	**First Name:**	
Address:		**Address:**	
City:		**State:**	
Zip Code:		**Zip Ext:**	
Telephone:			

Party Involved:		**Role:**	Defendant/Intervenor
Last Name:	Kimball & Winthrop, Inc	**First Name:**	
Address:	60 Heritage Drive	**Address:**	
City:	Pleasantville	**State:**	NY
Zip Code:		**Zip Ext:**	
Telephone:			

Party Involved:		**Role:**	Defendant/Intervenor
Last Name:	Opportunity Income Plus Fund LTD Partnership	**First Name:**	
Address:		**Address:**	

City:		State:	
Zip Code:		Zip Ext:	
Telephone:			

Party Involved:		Role:	Defendant/intervenor
Last Name:	Opportunity Partners Limited Partnership	First Name:	
Address:	60 Heritage Drive	Address:	
City:	Pleasantville	State:	NY
Zip Code:		Zip Ext:	
Telephone:			

Party Involved:		Role:	Defendant/Intervenor
Last Name:	Spar Advisors, LLC	First Name:	
Address:	60 Heritage Drive	Address:	
City:		State:	
Zip Code:		Zip Ext:	
Telephone:			

Party Involved:		Role:	Other interested party
Last Name:	Brown, Esquire	First Name:	Philip Y
Address:	Adler Pollock & Sheehan PC	Address:	175 Federal Street
City:	Boston	State:	MA
Zip Code:	02110	Zip Ext:	
Telephone:	617-482-0600		

Party Involved:		Role:	Out-of-state attorney
Last Name:	Keller, Esq	First Name:	Gregory E
Address:	Chitwood Harley Harnes LLP	Address:	11 Grace Ave, Suite 306
City:	Great Neck	State:	NY
Zip Code:	11021	Zip Ext:	
Telephone:			

Party Involved:		Role:	Plaintiff
Last Name:	RMR Hospitality and Real Estate Fund	First Name:	
Address:		Address:	
City:		State:	

Zip Code:		**Zip Ext:**	
Telephone:			

Party Involved:		**Role:**	Plaintiff/Intervenor
Last Name:	Overstreet, as Charitable Trustee Arising under the	**First Name:**	Adrian
Address:		**Address:**	
City:		**State:**	
Zip Code:		**Zip Ext:**	
Telephone:			

Attorneys Involved

19 Attorneys Involved for Docket: MICV2006-04054

Attorney Involved:		**Firm Name:**	ROPE01
Last Name:	Willis	**First Name:**	Jane E
Address:	1 International Place	**Address:**	
City:	Boston	**State:**	MA
Zip Code:	02110	**Zip Ext**	2624
Telephone:	617-951-7603	**Tel Ext**	
Fascimile:	617-951-7050	**Representing:**	RMR Hospitality and Real Estate Fund, (Plaintiff)

Attorney Involved:		**Firm Name:**	SHAP03
Last Name:	Hess-Mahan	**First Name:**	Theodore M
Address:	53 State Street	**Address:**	
City:	Boston	**State:**	MA
Zip Code:	02109	**Zip Ext:**	
Telephone:	617-439-3939	**Tel Ext:**	
Fascimile:	617-439-0134	**Representing:**	Bulldog Investors General Partnership, (Defendant)

Attorney Involved:		**Firm Name:**	SHAP03
Last Name:	Hess-Mahan	**First Name:**	Theodore M
Address:	53 State Street	**Address:**	
City:	Boston	**State:**	MA
Zip Code:	02109	**Zip Ext:**	

Telephone:	617-439-3939	**Tel Ext:**	
Fascimile:	617-439-0134	**Representing:**	Opportunity Partners Limited Partnership, (Defendant)
Attorney Involved:		**Firm Name:**	SHAP03
Last Name:	Hess-Mahan	**First Name:**	Theodore M
Address:	53 State Street	**Address:**	
City:	Boston	**State:**	MA
Zip Code:	02109	**Zip Ext:**	
Telephone:	617-439-3939	**Tel Ext:**	
Fascimile:	617-439-0134	**Representing:**	Full Value Partners Limited Partnership, (Defendant)
Attorney Involved:		**Firm Name:**	SHAP03
Last Name:	Hess-Mahan	**First Name:**	Theodore M
Address:	53 State Street	**Address:**	
City:	Boston	**State:**	MA
Zip Code:	02109	**Zip Ext:**	
Telephone:	617-439-3939	**Tel Ext:**	
Fascimile:	617-439-0134	**Representing:**	Opportunity Income Plus Fund Limited partnership, (Defendant)
Attorney Involved:		**Firm Name:**	SHAP03
Last Name:	Hess-Mahan	**First Name:**	Theodore M
Address:	53 State Street	**Address:**	
City:	Boston	**State:**	MA
Zip Code:	02109	**Zip Ext:**	
Telephone:	617-439-3939	**Tel Ext:**	
Fascimile:	617-439-0134	**Representing:**	Kimball & Winthrop, Inc., (Defendant)
Attorney Involved:		**Firm Name:**	SHAP03
Last Name:	Hess-Mahan	**First Name:**	Theodore M
Address:	53 State Street	**Address:**	
City:	Boston	**State:**	MA
Zip Code:	02109	**Zip Ext:**	
Telephone:	617-439-3939	**Tel Ext:**	
Fascimile:	617-439-0134	**Representing:**	Full Value Advisors, LLC, (Defendant)

Attorney Involved:		Firm Name:	SHAP03
Last Name:	Hess-Mahan	First Name:	Theodore M
Address:	53 State Street	Address:	
City:	Boston	State:	MA
Zip Code:	02109	Zip Ext:	
Telephone:	617-439-3939	Tel Ext:	
Fascimile:	617-439-0134	Representing:	Spar Advisors, LLC, (Defendant)

Attorney Involved:		Firm Name:	SHAP03
Last Name:	Hess-Mahan	First Name:	Theodore M
Address:	53 State Street	Address:	
City:	Boston	State:	MA
Zip Code:	02109	Zip Ext:	
Telephone:	617-439-3939	Tel Ext:	
Fascimile:	617-439-0134	Representing:	Goldstein, Philip (Defendant)

Attorney Involved:		Firm Name:	SHAP03
Last Name:	Shapiro	First Name:	Thomas G
Address:	Exchange Place	Address:	53 State Street
City:	Boston	State:	MA
Zip Code:	02109	Zip Ext:	
Telephone:	617-439-3939	Tel Ext:	
Fascimile:	617-439-0134	Representing:	Bulldog Investors General Partnership, (Defendant)

Attorney Involved:		Firm Name:	SHAP03
Last Name:	Shapiro	First Name:	Thomas G
Address:	Exchange Place	Address:	53 State Street
City:	Boston	State:	MA
Zip Code:	02109	Zip Ext:	
Telephone:	617-439-3939	Tel Ext:	
Fascimile:	617-439-0134	Representing:	Opportunity Partners Limited Partnership, (Defendant)

Attorney Involved:		Firm Name:	SHAP03
Last Name:	Shapiro	First Name:	Thomas G
Address:	Exchange Place	Address:	53 State Street

City:	Boston	**State:**	MA
Zip Code:	02109	**Zip Ext:**	
Telephone:	617-439-3939	**Tel Ext:**	
Fascimile:	617-439-0134	**Representing:**	Full Value Partners Limited Partnership, (Defendant)

Attorney Involved:		**Firm Name:**	SHAP03
Last Name:	Shapiro	**First Name:**	Thomas G
Address:	Exchange Place	**Address:**	53 State Street
City:	Boston	**State:**	MA
Zip Code:	02109	**Zip Ext:**	
Telephone:	617-439-3939	**Tel Ext:**	
Fascimile:	617-439-0134	**Representing:**	Opportunity Income Plus Fund Limited partnership, (Defendant)

Attorney Involved:		**Firm Name:**	SHAP03
Last Name:	Shapiro	**First Name:**	Thomas G
Address:	Exchange Place	**Address:**	53 State Street
City:	Boston	**State:**	MA
Zip Code:	02109	**Zip Ext:**	
Telephone:	617-439-3939	**Tel Ext:**	
Fascimile:	617-439-0134	**Representing:**	Kimball & Winthrop, Inc., (Defendant)

Attorney Involved:		**Firm Name:**	SHAP03
Last Name:	Shapiro	**First Name:**	Thomas G
Address:	Exchange Place	**Address:**	53 State Street
City:	Boston	**State:**	MA
Zip Code:	02109	**Zip Ext:**	
Telephone:	617-439-3939	**Tel Ext:**	
Fascimile:	617-439-0134	**Representing:**	Full Value Advisors, LLC, (Defendant)

Attorney Involved:		**Firm Name:**	SHAP03
Last Name:	Shapiro	**First Name:**	Thomas G
Address:	Exchange Place	**Address:**	53 State Street
City:	Boston	**State:**	MA
Zip Code:	02109	**Zip Ext:**	
Telephone:	617-439-3939	**Tel Ext**	

Fascimile:	617-439-0134	**Representing:**	Spar Advisors, LLC, (Defendant)
Attorney Involved:		**Firm Name:**	SHAP03
Last Name:	Shapiro	**First Name:**	Thomas G
Address:	Exchange Place	**Address:**	53 State Street
City:	Boston	**State:**	MA
Zip Code:	02109	**Zip Ext:**	
Telephone:	617-439-3939	**Tel Ext:**	
Fascimile:	617-439-0134	**Representing:**	Goldstein, Philip (Defendant)
Attorney Involved:		**Firm Name:**	ADLE02
Last Name:	Brown	**First Name:**	Philip Y
Address:	175 Federal Street	**Address:**	
City:	Boston	**State:**	MA
Zip Code:	02110	**Zip Ext:**	2890
Telephone:	617-482-0600	**Tel Ext:**	
Fascimile:	617-482-0604	**Representing:**	Overstreet, as Charitable Trustee Arising under the, Adrian (Plaintiff/Intervenor)
Attorney Involved:		**Firm Name:**	ADLE02
Last Name:	Birke	**First Name:**	Brian R
Address:	175 Federal Street	**Address:**	12th Floor
City:	Boston	**State:**	MA
Zip Code:	02110	**Zip Ext:**	2890
Telephone:	617-482-0600	**Tel Ext:**	
Fascimile:	617-482-0604	**Representing:**	Overstreet, as Charitable Trustee Arising under the, Adrian (Plaintiff/Intervenor)

Calendar Events

4 Calendar Events for Docket: MICV2006-04054

No.	Event Date:	Event Time:	Calendar Event:	SES:	Event Status:
1	03/22/2007	14:00	Motion/Hearing: Rule12 to Dismiss	A	Event rescheduled by court prior to date
2	04/26/2007	14:00	Motion/Hearing: Rule12 to Dismiss	A	Event rescheduled by court prior to date

3	04/26/2007	14:00	Motion/Hearing: miscellaneous	A	Event not reached by Court
4	05/21/2007	14:00	Motion/Hearing: Rule12 to Dismiss	A	Event held--Under Advisement

Full Docket Entries

80 Docket Entries for Docket: MICV2006-04054

Entry Date:	Paper No:	Docket Entry:
11/13/2006	1	Complaint & civil action cover sheet filed
11/13/2006		Origin 1, Type D13, Track A.
11/13/2006	2	Plaintiff RMR Hospitality and Real Estate Fund's MOTION for
11/13/2006	2	appointment of special process server Beacon Hill Research, Inc., or
11/13/2006	2	its agents. Allowed. (Murphy, J.) copy given in hand
11/21/2006	3	SERVICE RETURNED: Philip Goldstein(Defendant) 11/13/06 served at 60
11/21/2006	3	Heritage Drive, Pleasantville, NY 10570
11/21/2006	4	SERVICE RETURNED: Bulldog Investors General Partnership(Defendant)
11/21/2006	4	11/13/06 served at 60 Heritage Drive, Pleasantville, NY 10570
11/21/2006	5	SERVICE RETURNED: Opportunity Partners Limited Partnership(Defendant)
11/21/2006	5	11/13/06 served at 60 Heritage Drive, Pleasantville, NY 10570
11/21/2006	6	SERVICE RETURNED: Full Value Partners Limited Partnership(Defendant)
11/21/2006	6	11/13/06 served at 60 Heritage Drive, Pleasantville, NY 10570
11/21/2006	7	SERVICE RETURNED: Opportunity Income Plus Fund Limited
11/21/2006	7	partnership(Defendant) 11/13/06 served at 60 Heritage Drive,
11/21/2006	7	Pleasantville, NY 10570
11/21/2006	8	SERVICE RETURNED: Kimball & Winthrop, Inc.(Defendant) 11/13/06 served
11/21/2006	8	at 60 Heritage Drive, Pleasantville, NY 10570
11/21/2006	9	SERVICE RETURNED: Full Value Advisors, LLC(Defendant) 11/13/06 served
11/21/2006	9	at 60 Heritage Drive, Pleasantville, NY 10570
11/21/2006	10	SERVICE RETURNED: Spar Advisors, LLC(Defendant) 11/13/06 served at 60
11/21/2006	10	Heritage Drive, Pleasantville, NY 10570
11/30/2006	11	Assented To MOTION For Order Setting Briefing Schedule For
11/30/2006	11	Defendants' Motion To Dismiss The Complaint
11/30/2006	12	MOTION For Admission Pro Hac Vice Of Gregoy E.Keller; and Declaration
11/30/2006	12	Of Gregory E.Keller In Support.
12/11/2006		Motion (P#11) ALLOWED (Ernest B. Murphy, Justice) notices mailed
12/11/2006		12/11/2006
01/10/2007	12	Letter to Court from Atty Jane Willis (Ropes & Gray)
01/18/2007	13	Letter to the Court, Hopkins, J, from Atty Theodore M Hess-Mahan
01/18/2007	13	requesting leave to serve and file a reply memorandum to plff's
01/18/2007	13	opposition to defts' motion to dismiss pursuant to 12(b)(2)
01/30/2007	14	Defendants' MOTION To Dismiss For Lack Of Personal Jurisdiction;

01/30/2007	14	Defendants Memo In Support; Declaration Of Phillip Goldstein In
01/30/2007	14	Support; Plaintiff's Opposition; Affidavit Of Thomas M.O'Brien In
01/30/2007	14	Support; Affidavit Of Brendan Hickey; Defendants' Reply Memo In
01/30/2007	14	Further Support; Supplemental Declaration Of Phillip Goldstein In
01/30/2007	14	Support; and Defendants' Request For Hearing.
01/30/2007	15	Defendants' MOTION To Strike The Affidavit Of Brendan Hickey and
01/30/2007	15	Portions Of Thomas O'Brien Affidavit; Defendants' Memo In Support;
01/30/2007	15	Supplemental Affidavit Of Thomas M.O'Brien In Support Of RHR's
01/30/2007	15	Opposition to Defendant's Motion To Dismiss (Re#14) and In Opposition
01/30/2007	15	To Defendant's Motion To Strike; Plaintiff's Sur-Reply In Opposition
01/30/2007	15	To Defendatn's Motion To Dismiss Re#14) and Its Opposition To
01/30/2007	15	Defendants' Motion To Strike.
02/07/2007	16	Letter to Court from Atty Theodore M Hess-Mahan
02/08/2007	17	Court received correspondence from plaintiff counsel, Jane E. Willis,
02/08/2007	17	Esq.
02/09/2007		Motion (P#12) ALLOWED (Murphy, J.) dated 02/08/07, entered on docket
02/09/2007		and notices mailed 02/09/07
03/09/2007	18	MOTION For Leave To Withdraw Appearance Of Thomas G.Shapiro For
03/09/2007	18	Defendans
03/22/2007	19	Second supplemental declaration of Phillip Goldstein (Defendant)
03/26/2007	20	MOTION for leave To Intervene, Bulldog's Memorandum of Law In
03/26/2007	20	Opposition to the Motion For Leave to Intervene by Adrian Overstreet
03/27/2007		Motion (P#18) ALLOWED without opposition (Merita A. Hopkins, Justice)
03/27/2007		dated 03/26/07, entered on docket and notices mailed 03/27/07
05/30/2007		Motion (P#15) DENIED. By the Court (Christine M. McEvoy, Justice)
05/30/2007		notices mailed 5/30/2007
05/30/2007		After hearing, motion (P#20) ALLOWED in my discretion. By the Court
05/30/2007		(Christine M. McEvoy, Justice) notices mailed 5/30/2007
05/31/2007		Re: (P#14) - After hearing, defendants' motion is hereby DENIED as
05/31/2007		plaintiffs have made a prima facie showing of personal jurisdiction
05/31/2007		sufficient to satisfy both the United States Constitution Due Process
05/31/2007		Clause and the Mass Long Arm Statute MGL c 223A, sec 3(a);
05/31/2007		transacting any business in the Commonwealth, which include inter
05/31/2007		alia ownership in RMR; proposing nominees to Board; shareholder
05/31/2007		activism and correspondence. Furthermore, the trust agreement is
05/31/2007		governed by Massachusetts law and and the exercise of jurisdiction
05/31/2007		here does not impose an unfair burden on the defendants. By the Court
05/31/2007		(McEvoy, J.) dated 05/30/07, entered 05/31/07 on docket, fax to all
05/31/2007		counsel sent on 06/01/07
06/04/2007	21	Amended complaint of RMR Hospitality and Real Estate Fund
06/07/2007	22	Intervenor complaint filed by RMR Hospitality and Real Estate Fund
06/07/2007	22	vs. Bulldog Investors General Partnership, Opportunity Partners

06/07/2007	22	Limited Partnership, Full Value Partners Limited Partnership,
06/07/2007	22	Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop,
06/07/2007	22	Inc., Full Value Advisors, LLC, Spar Advisors, LLC, Philip Goldstein
06/07/2007	22	and John Does 1-500, filing fee paid in the amount of $240.00 plus
06/07/2007	22	$20.00 security fee

EXHIBIT B

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT
DEPARTMENT OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND,

Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP, *et al.*,

Defendants.

Civil Action No. MICV2006-04054A

NOTICE OF FILING OF NOTICE OF REMOVAL

PLEASE TAKE NOTICE THAT Bulldog Investors General Partnership; Opportunity Partners Limited Partnership; Full Value Partners Limited Partnership; Opportunity Income Plus Fund Limited Partnership; Kimball & Winthrop, Inc.; Full Value Advisors, LLC; Spar Advisors, LLC; Steady Gain Partners, LP; BJS Management LLC; [illegible] Partners, LP; GSG Capital Advisors, LLC; Calapasas Investment Partnership No. 1, LP Calapasas Investment Partnership No. 2, LP; Klein, Bogakos & Robertson, CPAs, Inc.; Samuels Asset Management, Inc.; Phillip Goldstein and Steven Samuels, Defendants herein, filed a Notice of Removal, a copy of which is attached hereto, pursuant to 28 U.S.C.A. § 1446, in the United States District Court for the District of Massachusetts.

Dated: June 15, 2007

Respectfully submitted,

By their attorneys,



Theodore M. Hess-Mahan (BBO #557109)
Hutchings, Barsamian, Mandelcorn &
Zeytoonian, LLP
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481

Attorneys for Defendants Bulldog Investors General Partnership; Opportunity Partners Limited Partnership; Full Value Partners Limited Partnership; Opportunity Income Plus Fund Limited Partnership; Kimball & Winthrop, Inc.; Full Value Advisors, LLC; Spar Advisors, LLC; Steady Gain Partners, LP; BJR Management LLC; Mercury Partners, LP; GSG Capital Advisors, LLC; Samuels Asset Management, Inc.; Phillip Goldstein and Steven Samuels.

CERTIFICATE OF SERVICE

I hereby certify that a copy of the above document was served by hand on counsel of record listed below on June 15, 2007:

Jane E. Willis
Ropes & Gray LLP
One International Place
Boston, MA 02110

Attorneys for Plaintiff RMR Hospitality and Real Estate Fund

Phillip Y. Brown
Adler Pollock & Sheehan, P.C.
175 Federal Street, 10th Floor
Boston, MA 02110

Attorneys for Intervenor Adrian Overstreet


Theodore M. Hess-Mahan

CIVIL COVER SHEET

I. (a) PLAINTIFFS

RMR Hospitality and Real Estate Fund

(b) County of Residence of First Listed Plaintiff: Middlesex

(c) Attorney's (Firm Name, Address, and Telephone Number)

Jane B. Willis, Ropes & Gray LLP, One International Place, Boston, MA 02110, (617) 951-7000

DEFENDANTS

Building Investors General Partnership, et al.

County of Residence of First Listed Defendant: out-of state

(IN U.S. PLAINTIFF CASES ONLY)

Attorneys (If Known)

Theodore J. Hass-Mahan, Hutchings, Barsamian, Mandelcorn & Zeytoonian, LLP, 110 Cedar St., Wellesley, MA 02481 (781) 431-

II. BASIS OF JURISDICTION

III. CITIZENSHIP OF PRINCIPAL PARTIES

IV. NATURE OF SUIT

V. ORIGIN

VI. CAUSE OF ACTION

Brief description of cause: Declaratory and injunctive relief to enforce share ownership limitation in trust agreement

VII. REQUESTED IN COMPLAINT: CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23 — DEMAND $ — CHECK YES only if demanded in complaint: JURY DEMAND: Yes No

VIII. RELATED CASE(S) IF ANY — JUDGE — DOCKET NUMBER

DATE: 06/14/2007

SIGNATURE OF ATTORNEY OF RECORD: Theodore M. Hess-Mahan, attorney for defendants

FOR OFFICE USE ONLY

RECEIPT # — AMOUNT — APPLYING IFP — JUDGE — MAG. JUDGE

JS 44 Reverse (Rev. 11/04)

INSTRUCTIONS FOR ATTORNEYS COMPLETING CIVIL COVER SHEET FORM JS 44

Authority For Civil Cover Sheet

The JS 44 civil cover sheet and the information contained herein neither replaces nor supplements the filings and service of pleading or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. Consequently, a civil cover sheet is submitted to the Clerk of Court for each civil complaint filed. The attorney filing a case should complete the form as follows:

I. (a) Plaintiffs-Defendants. Enter names (last, first, middle initial) of plaintiff and defendant. If the plaintiff or defendant is a government agency, use only the full name or standard abbreviations. If the plaintiff or defendant is an official within a government agency, identify first the agency and then the official, giving both name and title.

(b) County of Residence. For each civil case filed, except U.S. plaintiff cases, enter the name of the county where the first listed plaintiff resides at the time of filing. In U.S. plaintiff cases, enter the name of the county in which the first listed defendant resides at the time of filing. (NOTE: In land condemnation cases, the county of residence of the "defendant" is the location of the tract of land involved.)

(c) Attorneys. Enter the firm name, address, telephone number, and attorney of record. If there are several attorneys, list them on an attachment, noting in this section "(see attachment)".

II. Jurisdiction. The basis of jurisdiction is set forth under Rule 8(a), F.R.C.P., which requires that jurisdictions be shown in pleadings. Place an "X" in one of the boxes. If there is more than one basis of jurisdiction, precedence is given in the order shown below.

United States plaintiff. (1) Jurisdiction based on 28 U.S.C. 1345 and 1348. Suits by agencies and officers of the United States are included here.

United States defendant. (2) When the plaintiff is suing the United States, its officers or agencies, place an "X" in this box.

Federal question. (3) This refers to suits under 28 U.S.C. 1331, where jurisdiction arises under the Constitution of the United States, an amendment to the Constitution, an act of Congress or a treaty of the United States. In cases where the U.S. is a party, the U.S. plaintiff or defendant code takes precedence, and box 1 or 2 should be marked.

Diversity of citizenship. (4) This refers to suits under 28 U.S.C. 1332, where parties are citizens of different states. When Box 4 is checked, the citizenship of the different parties must be checked. (See Section III below; federal question actions take precedence over diversity cases.)

III. Residence (citizenship) of Principal Parties. This section of the JS 44 is to be completed if diversity of citizenship was indicated above. Mark this section for each principal party.

IV. Nature of Suit. Place an "X" in the appropriate box. If the nature of suit cannot be determined, be sure the cause of action, in Section VI below, is sufficient to enable the deputy clerk or the statistical clerks in the Administrative Office to determine the nature of suit. If the cause fits more than one nature of suit, select the most definitive.

V. Origin. Place an "X" in one of the seven boxes.

Original Proceedings. (1) Cases which originate in the United States district courts.

Removed from State Court. (2) Proceedings initiated in state courts may be removed to the district courts under Title 28 U.S.C., Section 1441. When the petition for removal is granted, check this box.

Remanded from Appellate Court. (3) Check this box for cases remanded to the district court for further action. Use the date of remand as the filing date.

Reinstated or Reopened. (4) Check this box for cases reinstated or reopened in the district court. Use the reopening date as the filing date.

Transferred from Another District. (5) For cases transferred under Title 28 U.S.C. Section 1404(a). Do not use this for within district transfers or multidistrict litigation transfers.

Multidistrict Litigation. (6) Check this box when a multidistrict case is transferred into the district under authority of Title 28 U.S.C. Section 1407. When this box is checked, do not check (5) above.

Appeal to District Judge from Magistrate Judgment. (7) Check this box for an appeal from a magistrate judge's decision.

VI. Cause of Action. Report the civil statute directly related to the cause of action and give a brief description of the cause. Do not cite jurisdictional statutes unless diversity. Example: U.S. Civil Statute: 47 USC 553
Brief Description: Unauthorized reception of cable service

VII. Requested in Complaint. Class Action. Place an "X" in this box if you are filing a class action under Rule 23, F.R.Cv.P.

Demand. In this space enter the dollar amount (in thousands of dollars) being demanded or indicate other demand such as a preliminary injunction.

Jury Demand. Check the appropriate box to indicate whether or not a jury is being demanded.

VIII. Related Cases. This section of the JS 44 is used to reference related pending cases if any. If there are related pending cases, insert the docket numbers and the corresponding judge names for such cases.

Date and Attorney Signature. Date and sign the civil cover sheet.

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

1. Title of case (name of first party on each side only) RMR Hospitality and Real Estate Fund v. Bulldog Investors GP et al.

2. Category in which the case belongs based upon the numbered nature of suit code listed on the civil cover sheet. (See local rule 40.1(a)(1)).

☐ I. 160, 410, 470, 535, R.23, REGARDLESS OF NATURE OF SUIT.

☐ II. 195, 196, 368, 400, 440, 441-446, 540, 550, 555, 625, 710, 720, 730, 740, 790, 791, 820*, 830*, 840*, 850, 890, 892-894, 895, 950. *Also complete AO 120 or AO 121 for patent, trademark or copyright cases

☑ III. 110, 120, 130, 140, 151, 190, 210, 230, 240, 245, 290, 310, 315, 320, 330, 340, 345, 350, 355, 360, 362, 365, 370, 371, 380, 385, 450, 891.

☐ IV. 220, 422, 423, 430, 460, 480, 490, 510, 530, 610, 620, 630, 640, 650, 660, 690, 810, 861-865, 870, 871, 875, 900.

☐ V. 150, 152, 153.

3. Title and number, if any, of related cases. (See local rule 40.1(g)). If more than one prior related case has been filed in this district please indicate the title and number of the first filed case in this court.

4. Has a prior action between the same parties and based on the same claim ever been filed in this court?
YES ☐ NO ☑

5. Does the complaint in this case question the constitutionality of an act of congress affecting the public interest? (See 28 USC §2403)
YES ☐ NO ☑

If so, is the U.S.A. or an officer, agent or employee of the U.S. a party?
YES ☐ NO ☐

6. Is this case required to be heard and determined by a district court of three judges pursuant to title 28 USC §2284?
YES ☐ NO ☑

7. Do all of the parties in this action, excluding governmental agencies of the united states and the Commonwealth of Massachusetts ("governmental agencies"), residing in Massachusetts reside in the same division? - (See Local Rule 40.1(d)).
YES ☑ NO ☐

A. If yes, in which division do all of the non-governmental parties reside?
Eastern Division ☑ Central Division ☐ Western Division ☐

B. If no, in which division do the majority of the plaintiffs or the only parties, excluding governmental agencies, residing in Massachusetts reside?
Eastern Division ☐ Central Division ☐ Western Division ☐

8. If filing a Notice of Removal - are there any motions pending in the state court requiring the attention of this Court? (If yes, submit a separate sheet identifying the motions)
YES ☐ NO ☑

(PLEASE TYPE OR PRINT)
ATTORNEY'S NAME Theodore M. Hess-Mahan
ADDRESS Hutchings, Barsamian, Mandelcorn & Zeytoonian, LLP, 110 Cedar St., Wellesley, MA 02481
TELEPHONE NO. (781) 431-2231

END